As confidentially submitted with the Securities and Exchange Commission on December 21, 2021. This amended draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cariloha, LLC
to be converted as described herein to a corporation named
Cariloha, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2300 (Primary Standard Industrial Classification Code Number)	37-1611680 (I.R.S. Employer Identification No.)
280 West 10200 South, Suite 300
Sandy, Utah 84070
(801) 562-3001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jefferson G. Pedersen
Chief Executive Officer
280 West 10200 South, Suite 300
Sandy, Utah 84070
(801) 562-3001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Amy Bowler Holland & Hart LLP 555 17th Street, Suite 3200 Denver, Colorado 80202 (303) 295-8000	Steven Pidgeon DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, AZ 85016-4232 (480) 606-5100

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $ par value per share		$	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of common stock that may be sold if the option to purchase additional shares of common stock granted by the Registrant to the underwriters is exercised.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus supplement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED            , 2021
CARILOHA, INC.
       Shares
Class A Common Stock

This is an initial public offering of shares of Class A Common Stock (“common stock”) of Cariloha, Inc. We are offering shares of our common stock.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of common stock will be between $       and $      . We intend to list our common stock on                   under the symbol “        ”.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public company reporting requirements. This prospectus is intended to comply with the requirements that apply to an issuer that is an emerging growth company. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 14 for factors you should consider before investing in our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to “Underwriting” beginning on page 134 of this prospectus for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by our directors and officers. See the section titled “Underwriters — Directed Share Program” for additional information.
We have granted the underwriters the right to purchase up to an additional             shares of common stock from us to cover over-allotments.

The underwriters expect to deliver the shares of common stock against payment on or about         , 2021.
Roth Capital Partners
The date of this prospectus is            , 2021.

SUSTAINABLE PRODUCTS

It's easy. We provide customers with eco-friendly alternatives to traditional fabrics. Not hard – just soft on you and the planet.

12 MILLION MILES
Driving Emissions Avoided[1]

1 BILLION DAYS
Drinking Water Saved[1]

3.7 BILLION HOURS
Bulb Energy Saved[1]

1 Source: Green Story Comparative Life Cycle Impact Assessment of Cariloha.

THE CARILOHA BRAND

Cariloha has its roots in the islands, and our passion for comfort and sustainability was born there – helping you sleep, live and feel every day like you do while on vacation.

CARILOHA
CARILOHA

softest bedding on the planet
THE CARILOHA MATTRESS
FREE SHIPPING

CARILOHA

THE CARILOHA PINEAPPLE

Our pineapple icon is the ultimate symbol of the islands – it represents Cariloha's culture and connection to where we got started – and to our namesake Cariloha – the style of the CARIbbean meets the spirit of aLOHA.

CARILOHA
CARILOHA
CARILOHA

CARILOHA

CARILOHA

CARILOHA
HANA, MAUI

CARILOHA
CARILOHA
M

CARILOHA
CARILOHA
RESORT SHEET SET
CARILOHA
CARILOHA

4.5x

FIRST ORDER CONTRIBUTION PROFIT TO CAC

FY 2020

61.3%

GROSS MARGIN

TTM SEPTEMBER 2021

62

SHOWROOMS

AS OF 9/30/21

120 + 11 M

CRUISE SHIPS PASSENGERS

TO CARILOHA SHOWROOM PORTS OF CALL

FY 2019

28% 48% 64%

LESS GHG EMISSIONS

LESS WATER CONSUMPTION

LESS ENERGY USAGE

THAN COMPARATIVE CONVENTIONAL FABRICS[1]

SUSTAINABLE RESOURCE

BAMBOO REGENERATES NATURALLY WITH CERTAIN SPECIES GROWING NEARLY

3 FT/DAY

600 M

MEDIA IMPRESSIONS[2]

IN EVALUATION STAGE POST B IMPACT ASSESSMENT (BIA) TO BECOME A

CERTIFIED

B

CORPORATION

1 Source: Green Story Comparative Life Cycle Impact Assessment of Cariloha. Measurements are per kg of fabric.

2 Green Room 2020 Year In Review.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or any sale of shares of common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See “Underwriters.”

i

EXPLANATORY NOTE
Cariloha, LLC, the registrant whose name appears on the cover of this registration statement, is a Utah limited liability company. Prior to the effectiveness of this registration statement, Cariloha, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Cariloha, Inc. as described in the section captioned “Corporate Conversion” of the accompanying prospectus. Except as disclosed in the prospectus, the historical consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Cariloha, LLC, and do not give effect to the Conversion. Shares of the common stock of Cariloha, Inc. are being offered by the prospectus included in this registration statement.
ABOUT THIS PROSPECTUS
As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company,” “Cariloha,” and similar references refer to Cariloha, Inc., together with its subsidiaries.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus includes our trademarks, service marks and trade names, including but not limited to Cariloha®, Bamboo Soft®, Aloha Soft®, A Comfy Way to Save the Planet®, Softest Bedding on the Planet®, Soft, Cool, Clean, and Green™, Born in the Islands™, Feel How Soft™, Feel the Difference™, Sleep Comfier, Cooler, Cleaner™, Where the Style of the Caribbean Meets the Spirit of Aloha™, Comfort with Conscience™, Island Inspired, Bamboo Infused™, Sleep Better, Live Better, Feel Better™, Sleep Like You Do on Vacation™, Soft on the Skin, Soft on the Planet™, Take Care with Cariloha™, Take Your Vacation Home with You™, Vacation Vibes in Your Daily Life™, Advanced Side Wedge Support™, Air Pillow™, Bamboo Comfort Memory Foam™, Bamboo Fit™, Bamboo Style™, Cariloha Baby™, Classic ™ Comfort Base™, Classic™ Mattress™, Classic™ Sheets™, Comfort Zone Memory Foam™, Enhanced Flex-Flow™ Base Foam, Flex Pillow™, Gel Pillow™, Resort™ Comfort Base, Resort™ Mattress, Resort™ Sheets, Retreat Pillow™, The Cariloha Bedding Suite™, The Cariloha Mattress™, Transition Response™ Memory Foam, Bamboo Beat™, Bamboo Nation™, Comfy Soft™, Bamboo Nation Reward™, Cariloha Bamboo™, Comfy Soft™, Crazy Soft™, Indulge in Natural Luxury™, Island Collection™, Signature Soft™, Soft Guaranteed™, Soft, Simple, Sustainable™, Stay Cool, Wear Bamboo™, Sustainable Luxury™ and The Cariloha Way™, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning the industries and markets in which we operate and competitive position is based on information from independent industry and research studies and reports, other third-party sources, and management estimates. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates and information. Although we have not independently verified the accuracy or completeness of any third-party information, we believe the information in this prospectus concerning the industries and markets in which we operate and competitive positions is reliable. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industries and markets, which we believe to be reasonable. In addition, projections, assumptions, and estimates of the future performance of the industries and markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking

ii

Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
DEFINITIONS
The following is a list of certain definitions used throughout this prospectus:
Acquired Loyal Customers	Any customer who has provided us with an email address or mobile number in order to receive future communications from us
Active Customers	A unique customer account from which a purchase was made across our platform at least once in the preceding 12-month period
Average Order Value, or AOV	The sum of total gross sales from online, online marketplace and showroom divided by the total orders in that period
B Corp	Certification granted by the B Lab to companies that meet the highest standards of verified social and environmental performance, public transparency, and legal accountability to balance profit and purpose
Bamboo	Viscose-from-bamboo
Contribution Profit	Gross profit less fulfillment and selling expenses and the portion of marketing expenses attributable to the retention of the particular customer cohort, including marketing team costs
Customer Acquisition Cost, or CAC	Our online, marketplace and showroom marketing expenses which we attribute to acquiring new customers divided by the number of customers acquired during that same period
Lifetime Value, or LTV	Cumulative Contribution Profit attributable to a particular customer cohort divided by the number of customers in that cohort
LTV to CAC ratio	Lifetime Value divided by Customer Acquisition Cost
NON-GAAP FINANCIAL MEASURES
Our management uses a variety of financial and operational measurements to analyze our performance. We include EBITDA in this presentation because it is an important measure used by our management to assess our operating performance and because we believe it facilitates operating performance comparison from period to period. We define EBITDA as net income (loss), excluding interest income (expense), depreciation and amortization expense and income taxes. Please read “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of EBITDA to net income, its most directly comparable GAAP measure.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company,” “Cariloha,” “we,” “us” and “our” refer to Cariloha and its consolidated subsidiaries.
Our Mission
Our mission is to provide customers with soft and sustainable products — it’s who we are and at the heart of what we do. Cariloha is more than a name or a brand — it’s A Comfy Way to Save the Planet, where we care about the earth today so we have a better home for future generations tomorrow.
Who We Are
We are an omni-channel brand focused on soft and sustainable bedding, clothing and bath goods made of eco-friendly viscose-from-bamboo, or Bamboo, one of the most renewable and sustainable resources on the planet. We provide customers with eco-friendly alternatives to traditional fabrics, and we’ve become one of the few brands that has successfully developed a full line of products and home goods that utilizes fabrics produced from Bamboo. We market and sell our products through our fast-growing e-commerce channel, modern and efficient showrooms and wholesale channel. We are dedicated to creating a community for environmentally conscious consumers through our clean, sustainable, effective and thoughtfully designed products. We have cultivated deep relationships with our customers who continue to promote awareness of the brand, allowing us to achieve best-in-class unit economics and to significantly outpace our peers. Furthermore, our longstanding contractual marketing partnerships with major cruise lines provide us access to tens of thousands of new customers who visit our unique footprint of showrooms located in high-traffic destinations and cruise ports-of-call. Our award-winning product offering, deep digital connection with our consumers and integrated omni-channel accessibility position us for continued growth.
Soft and Sustainable Products Inspired by the Island Lifestyle
Cariloha has its roots in the islands, and our passion for comfort and sustainability was born there — helping customers sleep, live and feel every day like they do on vacation. Our pineapple icon is the ultimate symbol of the islands. It represents our culture and connection to where we started and to our namesake Cariloha, where the style of the CARIbbean meets the spirit of aLOHA. Since our inception in 2007, we have become a globally recognized brand with a strong e-commerce, showroom and wholesale presence. Our Founder and CEO, Jeff Pedersen, had a vision for creating a new category in the marketplace — one that was dedicated to comfort and sustainability in a single package, offering a comfortable way for individuals and Cariloha to save the planet together. Focusing on what inspired us initially, we have organically grown to become a leading eco-conscious lifestyle brand. By turning self-replenishing bamboo fields into luxuriously soft, eco-friendly Bamboo fabrics, we offer an extensive collection of bedding, bath and apparel made from Soft, Cool, Clean, Green fabrics.
•
Bedding.   We provide a full suite of sustainable, innovative and high-quality bedding products, including sheets, mattresses, pillows, blankets, duvets and more. As of September 30, 2021, our bedding category offered 184 SKUs priced from $25 to $2,900. For the nine months ended September 30, 2021, our bedding products represented 67.5% of total revenue.

•
Apparel.   We provide premium apparel products for men and women, including shirts, active wear, sleepwear, underwear and socks. As of September 30, 2021, our apparel category offered 6,959 SKUs priced from $10 to $89. For the nine months ended September 30, 2021, our apparel products represented 18.1% of total revenue.

•
Bath.   We offer a luxurious line of bath products, including towels, bath sheets, robes, hand towels and washcloths. As of September 2021, our bath category offered 39 SKUs priced from $24 to $120. For the nine months ended September 30, 2021, our bath products represented 6.4% of total revenue.

•
Licensed and Other Revenue.   For the nine months ended September 30, 2021, other revenue, which primarily consists of design and build-out services, freight and revenue from non-Cariloha branded showrooms, represented 8.1% of total revenue.

Highly Scalable Omni-Channel Business Model
We have developed a highly scalable omni-channel ecosystem that allows us to reach customers through the following brand-enhancing channels:
•
Fast Growing E-commerce Channel.   We sell products online through our own website, Cariloha.com, and third-party e-commerce providers, which account for approximately 42.5% and 12.4% of total revenue for the nine months ended September 30, 2021, respectively. We grew our total e-commerce revenue by 41.1% to $30.7 million in 2020 from $21.8 million in 2019.

•
Cariloha.com.   Established in 2008, our website has been well-received by our growing customer base with over 3 million total website visits in the last twelve months. Cariloha.com offers a convenient way to purchase our products online, educates consumers about the benefits of sustainable fabrics made from Bamboo and provides a transparent way for customers to see the positive impact they have on the planet from each purchase they make. In 2019 and 2020, we generated total revenues of $16.1 million and $21.5 million, respectively, through Cariloha.com. In 2019 and 2020, we realized gross margins of 64.8% and 65.3%, respectively.

•
Third-Party E-Commerce Marketplaces.   We have partnered with major third-party e-commerce marketplaces, including Amazon.com, Costco.com, Bedbathandbeyond.com and Target.com, among others, to expand our online presence. These partnerships have given us the ability to expand by accommodating customers who prefer to shop on other e-commerce marketplaces. In 2019 and 2020, we generated total revenues of $5.7 million and $9.1 million, respectively, through third-party e-commerce marketplaces. In 2019 and 2020, we realized gross margins of 66.9% and 57.8%, respectively.

•
Unique Showroom Footprint in High-Traffic Destinations.   As of September 30, 2021, we have built an expansive network of 62 Cariloha showrooms located in high-traffic destinations throughout the United States, including Hawaii, and the Caribbean. Of our 62 Cariloha showrooms, 27 are located in cruise port destinations, which attracted over 25 million tourists in 2019, and 39 are corporate owned and operated with 23 owned and operated by licensees.

By leveraging our longstanding, contractual marketing partnerships with world-class cruise lines, including Carnival, Disney, Royal Caribbean, Norwegian, Princess and Holland America, among others, we experience a high volume of potential new customers visiting our showrooms daily. Our growing showroom footprint and cruise marketing agreements, some of which are exclusive for our product categories, create significant barriers to entry for our competitors and an established and profitable method to develop relationships with new customers. In 2019 and 2020, we generated total revenues of $23.3 million and $7.6 million, respectively, through our Cariloha corporate owned showrooms and online portal in licensed showrooms. In 2019 and 2020, we realized gross margins of 62.0% and 55.2%, respectively. In 2019 and 2020, we generated revenues of $4.1 million and $1.6 million, respectively, from our licensed showroom customers, with 2019 and 2020 gross margins of 38.0% and 18.9%, respectively.

# CARILOHA SHOWROOM FOOTPRINT

35 Retail Destinations
27 Cruise Port Destinations
HQ

Does not include 25 Del Sol showrooms.

•
Emerging Wholesale Partnerships.   In addition to our strong e-commerce and showroom presence, we actively participate in roadshows and pursue shop-in-shop opportunities with select retailers, including Costco and Dillard’s. In 2019 and 2020, we generated total revenues of $4.4 million and $4.0 million, respectively, through our wholesale channel (excluding licensed showrooms). In 2019 and 2020, we realized gross margins of 62.6% and 58.0%, respectively.

See Note 12 (“Segmented information and Disaggregated Net Revenue”) to our audited consolidated financial statements included elsewhere in this prospectus for additional details, where results regarding “E-commerce” includes cariloha.com and third-party e-commerce marketplaces; “Retail Showroom” and “Retail Showroom Dropship” includes Cariloha showrooms, online portal in licensed showrooms and Del Sol showrooms; and “Wholesale” includes wholesale, licensed showrooms and other items.
Best-in-Class Unit Economics
We have been able to leverage our omni-channel business model to drive best-in-class unit economics and are contribution-level profitable on the first order across cohorts:
A growing percentage of our customer base is also becoming what we refer to as Acquired Loyal Customers, by providing us with a telephone number or email address, which enables an increased level of communication:

While we enjoy strong profitability across all customers, these Acquired Loyal Customers tend to outspend other members of our community, driving a stronger LTV to CAC ratio:
For the year ended December 31, 2020, we were also able to achieve an Average Order Value, or AOV, of $178.
Please reference the sections entitled “Definitions” for a definition of each of the financial terms and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for additional information.
Our Competitive Strengths
Strong Brand Ecosystem Providing Significant Barriers to Entry
We have built a scalable brand ecosystem that provides our customers with the best possible experience. Our own online website, Cariloha.com, and our third-party e-commerce marketplaces work in concert with our showroom and wholesale channels to raise brand awareness, attracting a loyal following of customers who are passionate about our sustainable Bamboo products. Our website and presence on third-party e-commerce marketplaces educate customers about the numerous environmental benefits and distinct features of our products. This in turn encourages them to visit our showrooms where they can view and feel the softness of our eco-friendly Bamboo fabrics firsthand. Similarly, our unique showrooms, which are strategically located in high-traffic destinations coveted by other brands, drive strong online traffic and revenue. The layout and architecture of our website and showrooms are designed to clearly communicate our brand personality and what we stand for. Combined with our expanding wholesale presence and our integrated omni-channel loyalty program, Bamboo Nation Rewards, we have realized additional synergies across our distribution channels with the ability to efficiently acquire and retain new customers at a low cost. Our longstanding cruise line marketing partnerships and consistent media exposure have also allowed us to form strong, entrenched relationships with our customers. In 2020, we had over 600 million media impressions and continue to grow our footprint through influencer partnerships.
Commitment to Sustainability
Sustainable living is in our DNA, and we strive to provide comfort with a conscience by using Bamboo in all of our products, other than our bedframes. Bamboo is highly eco-friendly, saving soils, preserving oceans and cleaning the atmosphere. We believe our Bamboo fabrics, which contain natural moisture-wicking effects, are softer and cooler than cotton-only fabrics. Furthermore, Bamboo naturally repels odors and allergens and growing bamboo does not require the use of harmful chemicals or pesticides. Bamboo also regenerates naturally, with certain species growing nearly three feet per day, and positively impacts the balance of oxygen and carbon dioxide in the air we breathe. We ensure that our products are made with the highest quality Bamboo fabrics. Our purpose-driven mission inspires our commitment to reduce our carbon footprint and continuously find new ways to innovate our sustainable, eco-friendly product portfolio.
Established Marketing Partnerships with Major Cruise Lines
We have longstanding contractual marketing agreements with nearly every major cruise line in the United States, including Carnival, Royal Caribbean, Norwegian, Princess, MSC and Holland America, among others. In 2019, our products were promoted onboard over 120 different cruise ships, which collectively carried over 11 million passengers to ports where our showrooms are located. We were the only bedding brand promoted across all of the major cruise lines in these ports and have exclusive agreements with multiple cruise lines for our product categories. As a result of these strong partnerships, we have introduced our brand and diverse product offerings to a highly desirable and affluent demographic of customers through a cost-effective approach. Through our partnerships, our products and showrooms are promoted both onboard the cruise ships and with collateral upon exiting each port-of-call. These agreements and long-term partnerships provide a high barrier to entry and a competitive advantage.
Proven Track Record with No Outside Equity Financing
Our success is demonstrated by our consistent and proven track record, which we have been able to achieve with no outside equity financing. We have grown revenue every year since our formation, except during the COVID-19 pandemic (the “COVID-19 pandemic”), increasing revenue to $68.5 million in 2019.
Customer Loyalty Strengthened by Bamboo Nation Rewards Program
We recently introduced our Bamboo Nation Rewards program, which experienced enrollment of 27,000 customers in just the six-month period from launch through September 30, 2021. Our program provides customers with more opportunities to engage with our brand through referral incentives, exclusive promotional offers and new product previews. This engagement allows us to know more about our customer demographics, psychographics and buying behavior, allowing us to market our products in more meaningful and cost-effective ways.
Passionate and Experienced Management Team
We are 85.8% owned by our tenured and experienced management team, consisting of Jeff Pedersen (Founder and CEO), Brent Rowser (CFO and COO), Aaron Hobson (EVP Marketing), and Dustin Tate (EVP Sales). With over 19 years working together, our management team has a proven track record that has been recognized across numerous media and publicity platforms. In 2018, Jeff Pedersen, became one of the few CEOs in the nation to receive the Ernst & Young Entrepreneur of the Year award with two different companies.

Our Market Opportunity
Sustainability
As consumer preferences shift towards sustainable products and brands, primarily driven by Millennial and Generation Z, or Gen Z, consumers, we expect to benefit from these favorable industry tailwinds. In the same way that consumers formed habits around recycling to help save the environment, we believe that our Bamboo products will inspire more consumers to purchase products produced from sustainable fabrics.
Consumers are turning to sustainable products and brands. A 2020 survey conducted by Capgemini states that more than 65% of consumers decide to purchase products or services based on their environmental friendliness1. These consumers are turning to more sustainable products from brands that offer transparency about the materials and processes they use, with approximately 80% expressing the desire to have an impact on saving the planet for future generations.
Our Growth Strategies
We intend to capitalize on favorable industry tailwinds and sustain long-term growth by executing on the following:
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Capitalizing on Embedded Growth as Cruises Resume.   Beginning in March 2020, we were forced to close 34 of our Cariloha showrooms for a prolonged period of time. We have since reopened nearly all of our showrooms to at least some capacity. By December 2021, we expect to receive approximately 500 cruise ship visits in ports where our showrooms are located, which is still only 70% of what we received in December 2019. We anticipate significant growth in the near future as the industry expects to be back to full 2019 levels by the second half of 2022.

•
Investing in Sales and Marketing to Capitalize on Attractive Direct-to-Consumer Metrics.   In 2020, our marketing spend as a percentage of total revenue was 11.6% compared to our direct-to-consumer peer median of 18.3%. Given our best-in-class unit economics, we believe we have a unique opportunity to rapidly accelerate our growth by allocating more resources to sales and marketing initiatives.

•
Opening New Showrooms.   Since opening our first Cariloha showroom in 2008, we have successfully expanded our showroom footprint throughout the United States, including Hawaii and the Caribbean. Prior to the COVID-19 pandemic, we added seven Cariloha showrooms in 2019. Due to the COVID-19 pandemic, we added no showrooms in 2020, but have since opened seven Cariloha showrooms in 2021. Our showrooms are an effective and profitable way to acquire new customers by providing touch points, increasing brand awareness and generating more traffic to our online platform. We intend to accelerate our growth by increasing the rate at which we open and operate profitable new showrooms across high-traffic locations.

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Expanding and Diversifying Wholesale Distribution Networks.   We will continue to strategically partner with new wholesale accounts and develop enhanced distribution and advertising strategies. Leveraging the brand awareness we receive from our e-commerce and showroom channels, we plan to expand our wholesale distribution networks by entering new doors, offering more product lines and participating in additional special events.

•
Introducing New and Innovative Bamboo Products.   We plan to expand our product categories and make new strategic product hires with expertise in technical design, development and lifecycle management.

•
Enhancing our Bamboo Nation Rewards Loyalty Program to Acquire and Retain Customers.   Our newly implemented Bamboo Nation Rewards program promotes and incentivizes lead capture through enrollment bonuses and rewards, further increasing our conversation rates and average order values. In just over six months since initial launch through month ending September 30, 2021, we have had

1
Consumer Products and Retail — How sustainability is fundamentally changing consumer preferences, from Capgemini Research Institute, 2020.

more than 27,000 customers enroll in the program. We intend to leverage Bamboo Nation Rewards to engage with our customers in new ways to increase Lifetime Value.
Risk Factor Summary
Investing in our common stock involves substantial risks. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or to be unable to successfully execute all or part of our strategy. Some of the more significant risks include the following:
Risks Related to our Business, Brand and Products:
•
The global COVID-19 pandemic has impacted us and will likely continue to impact us, and it and COVID-19 variants or other similar pandemics could have a material adverse effect on our business.

•
If we cannot maintain our culture and values as we grow, our business could be harmed.

•
If we fail to attract new customers, or retain existing customers, or fail to do either in a cost-effective manner, we may not be able to increase sales revenue.

•
If we are unable to successfully implement our growth strategies related to launching new products, it could have a material adverse effect on our business.

•
Our future growth and profitability depend on the effectiveness and efficiency of our marketing programs.

•
If we do not successfully implement our future retail showroom expansion, our growth and profitability could be harmed.

•
Our current and future products may experience quality problems from time to time that can result in warranty claims which may decrease our operating margin.

•
An increase in our return rates beyond historical levels could have a material adverse effect on our revenue, cash flows and reputation.

•
Increases in labor costs related to changes in employment laws and regulations could adversely impact our business.

•
Our operating results and growth strategies are closely tied to the success of our licensees.

•
Licensees are responsible for a significant amount of sales, domestically and internationally, and the loss of or failure to attract quality licensees could negatively impact our results of operations.

•
Our licensees are ambassadors for our brand reputation, and if our licensees do not maintain and enhance our brand, it could have a material adverse effect on our business.

•
The market for Bamboo products as a retail category is still emerging and if it does not continue to grow, if it grows more slowly than expected or if it does not achieve the growth potential we expect, or if we do not succeed in becoming a leader or maintaining our leadership in this category, our brand and business could be adversely affected.

•
We are subject to risks related to our ESG activities and disclosures, and our reputation and brand could be harmed if we fail to meet our sustainability goals.

•
Our intended status as a Certified B Corporation may not result in the benefits that we anticipate.

•
Because a significant portion of our revenue is derived from our bedding products, a decrease in sales of such products could seriously harm our profitability and financial condition.

•
Our efforts to protect and maintain our intellectual property may not be successful.

Risks Related to our Manufacturing and Supply Chain:
•
We currently rely exclusively on third-party contract manufacturers whose operations we are unable to control.

•
Our business is subject to the risk of manufacturer and supplier concentrations.

•
We rely on third-party distributors, and if we fail to timely deliver products to our retail partners and customers, our business and results of operations could be harmed.

•
Our third-party manufacturers may breach our manufacturing agreements, some of which are not exclusive such that these manufacturers could produce similar products for our competitors.

•
Some of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.

•
Our suppliers’ Bamboo is subject to risks related to fire, flooding, disease and pests.

•
We are subject to fluctuations in the cost and availability of raw materials and fuel, which could increase our costs or disrupt our production.

•
If tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed.

•
Our current and future products may experience quality problems from time to time that can result in warranty claims, which may decrease our operating margin.

Risks Related to Government Regulation:
•
Our business is subject to a wide variety of U.S. and foreign government laws and regulations.

•
We may face exposure to product liability claims and recalls, which could reduce our liquidity and profitability and reduce consumer confidence in our products.

Risks Related to this Offering and Ownership of Our Common Stock:
•
Principal stockholders have substantial control over us and will be able to influence corporate matters.

•
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

•
Our common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

•
The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

Corporate Information
Our business was established in 2007, when our sister company, Del Sol, L.C., or Del Sol, began selling the Cariloha-branded island-leisure products line (see “Certain Relationships and Related Party Transactions”). In 2008 the first three Cariloha-branded retail showrooms were opened in tourist destinations and operated under Del Sol ownership. The Company was organized as a separate entity in August 2010 in Utah under the name Cariloha, LLC. Since 2010, the businesses of Cariloha and Del Sol have operated separately from one another. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert into a Delaware corporation pursuant to a statutory conversion and be renamed Cariloha, Inc. See “Corporate Conversion.”
Our principal executive offices are located at 280 West 10200 South, Suite 300, Sandy, Utah 84070, and our telephone number is (801) 562-3001. Our website address is www.cariloha.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING
Shares of common stock offered by us
       shares (           shares if the underwriters exercise their over-allotment option in full).
Shares of common stock to be outstanding after this
offering
       shares (           shares if the underwriters exercise their over-allotment option in full).
Over-allotment option to purchase additional shares of common stock shares.
Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by our directors and officers. The sales will be made at our direction by Roth Capital Partners, LLC and its affiliates through a directed share program. The number of shares of our common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See the section titled “Underwriters — Directed Share Program” for additional information.
Use of proceeds
We estimate, based upon an assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $       (or $       if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders.
As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently expect to use the net proceeds from this offering for the repayment outstanding borrowings under our Revolving Line of Credit and the extinguishment of other existing indebtedness, including the Del Sol Note and Progress Funding Notes (each term as defined herein) as more fully described in “Use of Proceeds.” The remainder of the net proceeds from this offering will be used for general corporate purposes, which may include funding working and growth capital. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. See “Use of Proceeds.”
Dividend policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Risk factors
See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Trading symbol
We intend to list our common stock on                 under the symbol “               ”.
The number of shares of our common stock to be outstanding after this offering is based on             shares of our common stock outstanding as of                  , assuming an initial public offering price of $       per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and excludes:
•
                 .

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes or gives effect to:
•
the Corporate Conversion;

•
the filing and effectiveness of our Certificate of Incorporation, or our Charter, and the adoption of our Bylaws, each of which will occur immediately prior to the closing of this offering;

•
no exercise by the underwriters of their option to purchase up to             additional shares of common stock from us to cover over-allotments; and

•
an initial public offering price of $       per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

For illustrative purposes only, the table below shows the total number of outstanding shares of our common stock expected to be outstanding after this offering at various initial public offering prices:
Assumed Public Offering Price ($)	Total Shares of Common Stock Outstanding After this Offering
$
$
$

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The summary statements of operations for the years ended December 31, 2019 and 2020 and the summary balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary statements of operations for the nine months ended September 30, 2020 and 2021 and the summary balance sheet data as of September 30, 2021 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read the financial data set forth below in conjunction with our financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.
	Years Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Statements of Operations Data:
Sales	$68,497,851	$48,232,963	$34,060,861	$34,473,761
Cost of sales	26,390,276	19,769,906	14,143,700	13,213,836
Gross profit	42,107,575	28,463,057	19,917,161	21,259,925
Selling, general and administrative	40,775,508	28,674,351	21,195,617	21,835,334
Income (loss) from operations	1,332,067	(211,294)	(1,278,456)	(575,409)
Other income (expense):
Interest expense	(504,569)	(365,020)	(284,742)	(245,076)
Other income (expense), net	(285,371)	90,770	(143,798)	1,189,076
Other income (expense), net	(789,940)	(274,250)	(428,540)	944,000
Net income (loss)	542,127	(485,544)	(1,706,996)	368,591
Net loss attributable to noncontrolling interests	(21,787)	—	—	—
Net income (loss) attributable to Cariloha, LLC and subsidiaries	563,914	(485,544)	(1,706,996)	368,591
Payments to noncontrolling preferred members	(123,750)	(123,750)	(92,814)	(77,814)
Net income (loss) attributable to unit holders	$440,164	$(609,294)	$(1,799,810)	$290,777
Income (loss) per unit, basic and diluted	$44.02	$(60.93)	$(179.98)	$29.08
Weighted average units outstanding, basic and diluted	10,000	10,000	10,000	10,000
	As of December 31,		As of September 31, 2021
	2019	2020
			(unaudited)
Balance Sheet Data:
Cash	$1,121,160	$853,823	$1,057,442
Total assets	34,039,508	30,041,786	33,270,648
Total liabilities	25,815,216	22,364,582	25,502,667
Total equity	8,224,292	7,677,204	7,767,981

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
We include EBITDA, a non-GAAP metric, in this prospectus because it is an important measure used by our management to assess our operating performance and because we believe it facilitates operating performance comparison from period to period by excluding differences primarily caused by the impact of depreciation and amortization, interest expense, and provision for income taxes. We define EBITDA as net income (loss), excluding interest income (expense), depreciation and amortization expense and income taxes. Because EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use it for our business planning purposes. In addition, we believe EBITDA is widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of operational performance. EBITDA is not prepared in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of EBITDA rather than net income (loss), which is the most directly comparable financial measure calculated and presented in accordance with GAAP.
The following table provides a reconciliation of our net income (loss) (GAAP) to EBITDA (non-GAAP) for the periods presented:
	Years Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Net income (loss)	$542,127	$(485,544)	$(1,706,996)	$368,591
Add (deduct):
Depreciation and amortization expense	1,380,598	1,224,888	959,693	756,745
Interest expense	504,569	365,020	284,742	245,076
EBITDA	$2,427,294	$1,104,364	$(462,561)	$1,370,412

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline and you may lose some or all of your investment.
Summary of Risk Factors:
Some of the more significant risks affecting our Company include the following:
Risks Related to our Business, Brand and Products:
•
The global COVID-19 pandemic has impacted us and will likely continue to impact us, and it and COVID-19 variants or other similar pandemics could have a material adverse effect on our business.

•
If we cannot maintain our culture and values as we grow, our business could be harmed.

•
If we fail to attract new customers, or retain existing customers, or fail to do either in a cost-effective manner, we may not be able to increase sales revenue.

•
If we are unable to successfully implement our growth strategies related to launching new products, it could have a material adverse effect on our business.

•
Our future growth and profitability depend on the effectiveness and efficiency of our marketing programs.

•
If we do not successfully implement our future retail showroom expansion, our growth and profitability could be harmed.

•
Our current and future products may experience quality problems from time to time that can result in warranty claims which may decrease our operating margin.

•
An increase in our return rates beyond historical levels could have a material adverse effect on our revenue, cash flows and reputation.

•
Increases in labor costs related to changes in employment laws and regulations could adversely impact our business.

•
Our operating results and growth strategies are closely tied to the success of our licensees.

•
Licensees are responsible for a significant amount of sales, domestically and internationally, and the loss of or failure to attract quality licensees could negatively impact our results of operations.

•
Our licensees are ambassadors for our brand reputation, and if our licensees do not maintain and enhance our brand, it could have a material adverse effect on our business.

•
The market for Bamboo products as a retail category is still emerging and if it does not continue to grow, if it grows more slowly than expected or if it does not achieve the growth potential we expect, or if we do not succeed in becoming a leader or maintaining our leadership in this category, our brand and business could be adversely affected.

•
We are subject to risks related to our ESG activities and disclosures, and our reputation and brand could be harmed if we fail to meet our sustainability goals.

•
Our intended status as a Certified B Corporation may not result in the benefits that we anticipate.

•
Because a significant portion of our revenue is derived from our bedding products, a decrease in sales of such products could seriously harm our profitability and financial condition.

•
Our efforts to protect and maintain our intellectual property may not be successful.

Risks Related to our Manufacturing and Supply Chain:
•
We currently rely exclusively on third-party contract manufacturers whose operations we are unable to control.

•
Our business is subject to the risk of manufacturer and supplier concentrations.

•
We rely on third-party distributors, and if we fail to timely deliver products to our retail partners and customers, our business and results of operations could be harmed.

•
Our third-party manufacturers may breach our manufacturing agreements, some of which are not exclusive such that these manufacturers could produce similar products for our competitors.

•
Some of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.

•
Our suppliers’ Bamboo is subject to risks related to fire, flooding, disease and pests.

•
We are subject to fluctuations in the cost and availability of raw materials and fuel, which could increase our costs or disrupt our production.

•
If tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed.

•
Our current and future products may experience quality problems from time to time that can result in warranty claims, which may decrease our operating margin.

Risks Related to Government Regulation:
•
Our business is subject to a wide variety of U.S. and foreign government laws and regulations.

•
We may face exposure to product liability claims and recalls, which could reduce our liquidity and profitability and reduce consumer confidence in our products.

Risks Related to this Offering and Ownership of Our Common Stock:
•
Principal stockholders have substantial control over us and will be able to influence corporate matters.

•
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

•
Our common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

•
The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

Risks Related to Our Business, Brand and Products:
The global COVID-19 pandemic has impacted us and will likely continue to impact us, and it and COVID-19 variants or other similar pandemics could have a material adverse effect on our business.
Since the beginning of 2020, the COVID-19 pandemic has spread across the globe and disrupted economies around the world, including the industry in which we operate. This effect is particularly pronounced in relation to our retail showrooms, many of which are located in highly trafficked cruise ship ports and other travel destinations. In response to the COVID-19 pandemic, the cruise ship industry implemented a pause on guest cruise ship operations, travel to tourist destinations was prohibited or restricted and retail operations were suspended or restricted, and while the cruise ship industry has begun the resumption of limited guest operations, travel destinations have reopened or are beginning to reopen and retail operations are not permitted in full or in part, guests and tourists are not traveling at pre-pandemic numbers and customers are not visiting retail locations at pre-pandemic numbers. The rapid spread of the virus led to the implementation of various responses, including foreign, federal, provincial, state and local government-imposed quarantines, restricted activity recommendations and mandates, limitations on travel, and other public health and safety measures. The extent to which the COVID-19 pandemic, any COVID-19 variants, or any other pandemic or epidemic will affect our business, financial condition, and results of operations in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration or any recurrence of the outbreak and responsive measures, additional or modified government actions, new information which may emerge concerning the severity of the COVID-19 pandemic, and the effectiveness of actions taken to contain COVID-19 or variants or treat their impact, such as vaccine or other treatment protocols, now or in the future, among others. In addition to the risks directly related to the COVID-19 pandemic, the COVID-19 pandemic is likely to increase the likelihood and magnitude of the other risk factors described in this section.
If we cannot maintain our culture and values as we grow, our business could be harmed.
We believe that a critical component of our success has been our corporate culture and values. Since inception, creating soft and environmentally sustainable products inspired by the island lifestyle has been at our core. We have invested substantial time and resources in building our culture. Relatedly, we believe that our commitment to environmental sustainability, which is a foundational aspect of our culture and values, distinguishes us from our competitors and promotes a relationship among our customers, employees, licensees, suppliers and manufacturers founded on trust.
However, as we continue to grow, including geographically as we open new retail showrooms, and developing the infrastructure associated with being a public company, we face a number of challenges that may affect our ability to sustain our corporate culture and shared values, including:
•
a need to identify, attract, reward, and retain people in key leadership positions in our organization who share and further our culture, values, mission, and public benefit objective;

•
the increasing size and geographic diversity of our workforce, which may limit our ability to promote a uniform and consistent culture and set of shared values across all of our employees and licensees globally;

•
competitive pressures that may divert us from our mission, vision, and values, and may cause us to take actions that are contrary to, or that our workforce views as contrary to, our culture or values; and

•
our rapidly evolving industry.

Any failure to preserve our corporate culture (or localize it authentically) or any failure to live up to our values as a company, particularly those related to environmental sustainability, could negatively affect our brand and reputation, harm our business, and limit our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.
We operate in highly competitive industries, and if we are unable to compete successfully, it could have a material adverse effect on our business.
Our business is rapidly evolving and intensely competitive, and we have many competitors across our industry, including in the mattress, soft goods, and bedroom linens industries, as well as in clothing categories. Our core offerings compete with new and established manufacturers, big-box retailers, direct-to-consumer companies, online retailers, and department stores. We believe that our ability to compete successfully depends on many factors both within and beyond our control, including:
•
the size and composition of our customer base;

•
the number of products and services we feature on our website, in our retail showrooms, and through our third-party retail partners and licensees (including how our products are positioned in the retail partnership channel);

•
our selling and marketing efforts;

•
the quality, consumer appeal, price, and reliability of products and services offered by us;

•
the convenience and appeal of the shopping experiences that we provide;

•
cost-effective access to raw materials and components, particularly Bamboo;

•
our ability to find reliable and cost-effective suppliers of our products and services;

•
our ability to introduce new products and services;

•
our ability to continually improve and iterate on our existing product lines and services;

•
our ability to distribute our products and manage our inventory and operations; and

•
our reputation and brand strength.

The highly competitive nature of the industries in which we operate means we are continually subject to the risk of loss of market share, loss of key retail partners, reductions in margins, and the inability to acquire new customers.
Also, some of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater resources and technical capabilities, faster and less costly shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenue and profits from their existing customer base, capture market share from us, acquire customers at lower costs, or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more impactful marketing campaigns, and adopt more aggressive pricing strategies, which may allow them to build larger customer bases or generate revenue from their customer bases more effectively than we do. Failure to successfully compete in the industries in which we operate could have a material adverse effect on our business, financial condition, and results of operations.
If we fail to attract new customers, or retain existing customers, or fail to do either in a cost-effective manner, we may not be able to increase sales revenue.
Our success depends, in part, on our ability to attract new, and retain existing, customers in a cost-effective manner. We have made, and we expect that we will continue to make, significant investments in attracting and retaining customers, including through longstanding cruise partnerships and traditional, digital and social media. Marketing campaigns can be expensive and may not result in the cost-effective acquisition, or retention, of customers. Further, as our brand becomes more widely known, future marketing campaigns may not attract new or retain customers at the same rate as past campaigns. If we are unable to attract new customers, and retain existing customers, our business will be harmed.
Our sales growth is dependent on our ability to implement strategic initiatives and such initiatives may not be effective in generating sales growth.
Our ability to generate sales growth is dependent on our ability to successfully implement strategic initiatives which we undertake. For example, one of our key strategic initiatives is to aggressively escalate our online platform. If we are not able to effectively expand within this channel, this could adversely impact our ability to grow our market share and build our brand strength.
In addition, we are also pursuing other strategic initiatives, including the following:
•
expanding customer acquisition and awareness through digital, influencer and traditional marketing;

•
growing our new direct and indirect retail showrooms, with a focus on consumer sales and customer acquisition;

•
expanding online marketplaces;

•
increasing brand awareness; and

•
expanding our product ecosystem.

If we fail to execute on any of these strategic initiatives, it could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on the strength of our brand, and if we are not able to maintain and enhance our brand, we may be unable to sell our products, which could have a material adverse effect on our business.
Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that our brand image has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as product development, marketing, and customer experience and these investments may not be successful.
We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand or may not accept our brand, resulting in increased costs to market and attract customers to our brand. Further, as we grow our retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or customer experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to continue to be a leader in the industries in which we operate and to continue to offer a range of high-quality products as well as a leading end-to-end experience to our customers, which we may not execute successfully. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition, and results of operations.
If we are unable to successfully implement our growth strategies related to launching new products, it could have a material adverse effect on our business.
Each year we invest significant time and resources in research and development to improve and expand our product offerings, introduce new technologies to customers, support our sales channels, and generate consumer interest and engagement. Since January 1, 2020, we have launched several new products, including new duvet covers, the Resort Comfort Base, upholstered bed frame, Aloha and Caribbean collection sheets brushed fleece and quilt coverlets, face masks, round beach towels, cooling towels, unisex sock collection, men’s and women’s graphic tee collection and men’s and women’s Bamboo Fit line. In addition, from time to time, we also update existing product lines. Launching new products can involve a significant investment in advertising and public relations campaigns. There are also certain risks involved in launching new products, including increased costs in the near term associated with the introduction of new product lines and training of our employees in new sales techniques, development delays, failure of new products to achieve anticipated levels of market acceptance, the possibility of increased competition with our current products, and unrecovered costs associated with failed product or service introductions. Implementation of these plans may also divert management’s attention from other aspects of our business and place a strain on management, operational and financial resources, as well as our information systems. Launching new products or updating existing products may also leave us with obsolete inventory that we may not be able to sell or we may sell at significantly discounted prices.
Additionally, launching new products requires substantial investments in research and development. Investments in research and development are inherently speculative and require substantial capital and other expenditures. Unforeseen obstacles and challenges that we encounter in the research and development process could result in delays or the abandonment of plans to launch new products and may substantially increase development costs.
If we are unable to maintain the high product-quality standards expected by our customers when we launch new products, or if our competitors are able to produce higher quality or more accessible products, our sales may be harmed. Should this occur, we may need to increase our investments in research and development and manufacturing processes, lower our prices or take other measures to address any loss of sales, which could increase our expenses, reduce our margins or negatively impact our brand and our ability to execute our overall pricing and promotion strategy.

We may not be successful in executing our growth strategy related to launching new products, and even if we achieve such plan, we may not be able to achieve profitability. Failure to successfully launch new products could have a material adverse effect on our business, financial condition, and results of operations.
Our future growth and profitability depend on the effectiveness and efficiency of our marketing programs.
We are highly dependent on the effectiveness of our marketing programs and the efficiency of our related expenditures in generating consumer awareness and sales of our products. We rely on a combination of paid and nonpaid advertising and public relations efforts to market our products.
Our paid advertising efforts consist of online channels, including search engine marketing, display advertising, and paid social media. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. We also utilize non-paid advertising. Our non-paid advertising efforts include search engine optimization, non-paid social media and email.
Moreover, we rely in part upon third parties, such as search engines, celebrity influencers, and product reviewers, for both paid and unpaid services, and we are unable to fully control their efforts. We obtain a significant amount of traffic via search engines and, therefore, rely on search engines such as Google. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our site can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its algorithms or results in a manner that negatively affects our paid or non-paid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As e-commerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer.
In addition, the number of third-party providers of consumer product reviews, consumer recommendations, and referrals is growing across industries and may influence consumers. Negative or no reviews from such third parties may receive widespread attention from consumers, which could damage our reputation and brand value and result in lower sales. Influencers with whom we maintain relationships could also engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. If we are unable to effectively manage relationships with such reviewers to promote accurate reviews of our products, reviewers may decline to review our products or may post reviews with misleading information, which could damage our reputation and make it more difficult for us to sustain or improve our brand value. Moreover, if any of the third parties on which we rely were to cease operations, temporarily or permanently, face financial distress or other business disruption, we could suffer increased costs and delays in their ability to provide similar services until an equivalent service provider could be found, or until we could develop replacement technology or operations, any of which could also have an adverse impact on our business and financial performance.
We continue to evolve our marketing strategies, adjusting our messages, the amount we spend on advertising and where we spend it with no assurance that we will be successful in developing future effective messages and in achieving efficiency in our marketing and advertising expenditures. Our marketing activities and the marketing activities of any third parties on which we rely are subject to various types of regulations, including laws relating to the protection of personal information, consumer protection and competition. In addition, the regulatory environment surrounding the use of data is increasingly demanding. In recent years, lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online targeted advertising. Moreover, user data protection and communication-based laws may be interpreted and applied inconsistently from jurisdiction to jurisdiction, and these laws continue to develop in ways we cannot predict and that may adversely affect our business. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner with adverse effects on our business, and violations of privacy-related laws can result in significant penalties. These developments, including the way in which these laws are interpreted, could impair our ability, or the ability of third parties on which we rely, to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, particularly given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.
If our marketing programs and related expenditures are ineffective or are inefficient in creating and increasing awareness of our products and brand, in driving consumer traffic to our websites and retail showrooms and in motivating customers to purchase our products, it could have a material adverse effect on our business, financial condition, and results of operations.
If we do not successfully implement our future retail showroom expansion, our growth and profitability could be harmed.
We intend to continue to expand our existing direct-to-consumer channel by opening additional retail showrooms. Over time, we believe there is an opportunity to have more retail showrooms in highly trafficked cruise ship ports in the Caribbean, Mexico, Central America, Alaska, Hawaii and other U.S. locations in non-cruise ship ports. Opening new retail showrooms in a timely and efficient manner and operating them profitably depends on a number of factors, many of which are beyond our control, including our ability to:
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manage the financial and operational aspects of our retail growth strategy, including making appropriate investments in our software systems, information technology, and operational infrastructure;

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identify suitable locations, including our ability to gather and assess demographic and other related data to accurately determine customer demand for our products in the locations we select;

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negotiate favorable lease agreements;

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properly assess the potential profitability and payback period of potential new retail showroom locations;

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secure required governmental permits and approvals and effectively comply with local employment and labor laws, rules, and regulations;

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hire and train skilled showroom operating personnel, especially management personnel, and immerse such personnel in our culture;

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access construction materials and labor and the absence of significant construction delays or cost overruns;

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understand and assess the demographic profile of, and provide a satisfactory mix of merchandise that is responsive to the needs of, our customers visiting the areas where new retail showrooms are established;

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establish and scale a distribution network able to supply new retail showrooms with inventory in a timely manner;

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respond to competitors building or leasing stores near our retail showrooms or in locations we have identified as targets for a new retail showroom;

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create customer demand for our products;

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scale our differentiated in-store experience that is unique to our brand, attracts customers, and builds deeper relationships;

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create a multi-channel experience that meets the expectations of today’s customers who are shopping online and offline;

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create a technology infrastructure that serves our retail, e-commerce, and customer service channels connecting customer data and operational data to deliver a seamless user experience; and

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respond to micro-economic factors and conditions that may impact demand at any one or a group of our retail showrooms and general macro-economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

In order to pursue our retail showroom strategy, we will be required to expend significant cash and human capital resources prior to generating any sales in these showrooms. Delays in new store openings or an inability to generate sufficient sales from these showrooms to justify such expenses could harm our business and profitability. The substantial management time and resources which any future retail showroom expansion strategy may require could also result in disruption to our existing business operations which may decrease our revenue and profitability. Our licensees who operate their own retail showrooms face the same challenges identified above, which could impact our overall volume of sales.
We have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.
We have expanded our operations rapidly since our founding in 2007. In 2007, we developed a line of island-leisure products, in 2008 we opened our first three retail showrooms in popular island cruise ship ports, and in 2009 we developed an entire retail concept of sustainable Bamboo products across a range of products. Since that time, we have opened or acquired 39 retail showrooms, our licensees have opened 23 retail showrooms, we have seen significant sales growth through online channels and we have introduced thousands of new Bamboo products, bringing our Soft, Cool, Clean and Green™ products to millions of customers worldwide.
If our operations are to continue to grow, of which there can be no assurance, we will be required to continue to (i) expand our sales and marketing, digital and technology teams, research and development, customer and commercial strategy, product offerings, supply, and manufacturing and distribution functions, (ii) upgrade our management information systems and other processes, and (iii) obtain more space for our expanding administrative support and other personnel. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees, finding manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our direct-to-consumer presence and retail partnerships, we expect to continue to add selling and general and administrative expenses to our operating profile. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins.
Increases in labor costs related to changes in employment laws and regulations could adversely impact our business.
We are subject to a wide range of employment laws and regulations imposed by federal, state, provincial and local authorities in the countries in which we operate. Our retail store operations are subject to federal, state, provincial and local laws governing such matters as minimum wages, working conditions, work scheduling, healthcare reform, paid time off, overtime pay and workers’ compensation. Any legislative or regulatory changes that impact our relationship with our workforce, such as changes to minimum wage requirements or health insurance or other employee benefits mandates, could increase our expenses and adversely affect our operations. While it is our policy and practice to comply with legal and regulatory requirements and our procedures and internal controls are designed to promote such compliance, we cannot assure that all of our operations will comply with all such legal and regulatory requirements. Further, laws and regulations change over time and we may be required to incur significant expenses or to modify our operations in order to ensure compliance. Complying with new legislation or regulations could be time consuming and expensive, and if we are unable to offset increased labor costs related to our retail store operations by increased sales or improved gross margins, this could harm our profitability or financial condition. Moreover, if we are found to be in violation of any laws or regulations, we could become subject to fines, penalties, damages or other sanctions as well as potential adverse publicity or litigation exposure. This could adversely impact our business, reputation, sales, profitability, cash flows or financial condition.
Our operating results and growth strategies are closely tied to the success of our licensees.
Approximately 37%, or 23 of our total 62 showrooms, are operated by our licensees. Our licensing efforts have increased our dependence on the financial success and cooperation of our licensees. In addition, our long-term growth depends on maintaining the pace of our new showroom growth rate. A portion of this new showroom growth is expected to result from new showroom openings by our licensees. If our licensees do not meet our expectations for new showroom openings, we may not achieve our desired growth rate.
While we enter into contractual relationships with our licensees, we have less control over the day-to-day operations of our licensed showrooms than we have over the showrooms that we operate, and licensees’ inability or unwillingness to operate successfully could adversely affect our operating results.
If our licensees’ operating expenses or commodity prices increase or if economic or sales trends deteriorate such that they are unable to operate profitably, it could result in their financial distress, including insolvency or bankruptcy. If a significant licensee becomes, or a significant number of licensees in the aggregate become, financially distressed, our operating results could be impacted. Furthermore, the COVID-19 pandemic has caused and may continue to cause financial distress for some portion of our licensees.
In addition, the failure of our licensees to attract and retain quality personnel may adversely affect their operations, which in turn could hurt our business.
Licensees are responsible for a significant amount of sales, domestically and internationally, and the loss of or failure to attract quality licensees could negatively impact our results of operations.
Licensees sell our products in their showrooms and through our platforms. We depend on licensees for a significant amount of our sales and need to maintain existing licensee relationships and develop new relationships in the future in order to achieve our sales goals. Licensees are subject to the same business risks that we face. Our licensees operate under a license and are not regarded as franchisees. If it were determined that any of our licensees were franchisees instead, among other things, we could suffer fines, penalties, increased administrative and other expense or other losses.
Our licensees are ambassadors of our brand reputation, and if our licensees do not maintain and enhance our brand, it could have a material adverse effect on our business.
Our licensees operate a substantial portion of our showrooms and each of the licensed showrooms is an ambassador for the Cariloha brand. If our licensees do not maintain and enhance our brand, that could have a material effect on our business and contribute to a negative perception of our brand.
We depend on our retail partners to display and present our products to customers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.
A portion of our sales are through our retail partners. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our partners or financial difficulties experienced by these partners could harm our business.
We have partnerships with Amazon, Costco, Dillard’s and Bed, Bath & Beyond, among others. If we lose a key partner or a key partner reduces its purchases of our existing or new products or its number of showrooms or operations or promotes products of our competitors over ours, our sales would be harmed. Because we are a premium brand, our sales depend, in part, on our partners marketing and effectively displaying our products, including providing attractive space and point of purchase displays in their physical retail showrooms or, with respect to their e-commerce platform, providing attractive digital space to display our products. Our sales also depend on our partners training their sales personnel to sell our products. We may not have control over how they market our product, including the amount of money they spend advertising our products, whether they market our products consistent with our brand philosophy or whether they display our products in a manner that appeals to consumers. If our partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower gross margins, which would harm our results of operations.

The market for Bamboo products as a retail category is still emerging and if it does not continue to grow, if it grows more slowly than expected or if it does not achieve the growth potential we expect, or if we do not succeed in becoming a leader or maintaining our leadership in this category, our brand and business could be adversely affected.
The market for Bamboo products as a distinct retail category continues to evolve, and it is uncertain whether the demand for our Bamboo products will continue to grow and achieve wide market acceptance. Our success will depend in significant part on the willingness of consumers to continue to invest in Bamboo products as a retail category and to view these products as part of a distinct business category. The cost of manufacturing Bamboo products is higher than the cost of manufacturing products from cotton, largely because raw Bamboo material costs more, Bamboo is harder to weave because the unique texture of the yarn can cause weaving machines to experience technical difficulties, the dying process for Bamboo is more expensive due to the way in which raw Bamboo absorbs dye, and the cut and sew processes take longer for Bamboo products because of the soft and smooth nature of the Bamboo fiber. If consumers do not continue to accept Bamboo products as an eco-conscious retail category or perceive our products to be beneficial or if the prices for our products are deemed to be too expensive, then the market for our Bamboo products may not develop further, may develop more slowly than we expect, or may not achieve the growth potential that we expect, any of which could have a material adverse effect on our brand and business. Moreover, even if the market for Bamboo products develops generally, we may not succeed in our plan to become the category leader.
Climate change and increased focus by governments, organizations, customers, and investors on sustainability issues, including those related to climate change and socially responsible activities, may adversely affect our reputation, business, and financial results.
Climate change is occurring around the world and may impact our business in numerous ways. Such change could lead to an increase in prices of raw materials, commodities, and/or packaging. Increased frequency of extreme weather, such as storms, hurricanes, and floods, could cause increased disruption to the manufacturing and distribution of our products and have an adverse impact on consumer demand and spending.
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, and stakeholders have focused increasingly on the environmental, social, and governance, or ESG, and related sustainability practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. We are focused on being an ESG leader in our industry, as displayed by our commitment to environmental sustainability and application for B Corp certification. If our ESG practices do not meet investor or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones we choose to focus on), or if our ESG practices do not live up to our own values or ESG- and sustainability-related goals, then our brand and reputation may be negatively impacted. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices and regulations and to achieve our sustainability goals. Also, our failure, or perceived failure, to manage reputational threats and meet expectations with respect to socially responsible activities and sustainability commitments could negatively impact our brand credibility, employee retention, and the willingness of our customers and suppliers to do business with us.
We are subject to risks related to our ESG activities and disclosures, and our reputation and brand could be harmed if we fail to meet our sustainability goals.
We are committed to creating soft and environmentally sustainable products inspired by the island lifestyle. Some of the ways in which we and are our customers are helping to save the planet together, include: utilizing sustainable Bamboo fabrics; offsetting product carbon emissions; reducing non-point-source pollution with organically grown bamboo; minimizing carbon dioxide emissions through oxygen consuming bamboo; decreasing waste by moving towards sustainable packaging that is biodegradable and recyclable; conserving water by harvesting from authorized rain-fed bamboo fields; and advocating for action on climate change solutions.

While our sustainability strategy and practices and the level of transparency with which we are approaching them are foundational to our business, they expose us to several risks, including:
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that we may fail or be unable to fully achieve one or more of our sustainability goals due to a range of factors within or beyond our control (including a failure for governments and other third parties to make the investments that are required to make infrastructure improvements, such as greater availability of cleaner energy grids), or that we may adjust or modify our goals in light of new information, adjusted projections, or a change in business strategy, any of which could negatively impact our brand, reputation, and business;

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that achieving our sustainability goals may require us to expend significant resources, which could divert the attention of our management and key personnel, affect our profitability, harm us competitively, or otherwise limit our ability to make investments in our growth;

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that our disclosures related to ESG may result in heightened scrutiny from stakeholders or other third parties of our ESG performance, activities, and decisions;

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that a failure to or perception of a failure to disclose metrics and set goals that are rigorous enough or in an acceptable format, a failure to appropriately manage selection of goals, a failure to or perception of a failure to make appropriate disclosures, stakeholder perception of a failure to prioritize the “correct” ESG goals, or an unfavorable ESG-related rating by a third party could negatively impact our brand, reputation, and business;

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that certain metrics we utilize receive limited assurance from and/or verification by third parties, may involve a less rigorous review process than assurance sought in connection with more traditional audits, such a review process may not identify errors and may not protect us from potential liability under the securities laws, and, if we were to seek more extensive assurance or attestation with respect to such ESG metrics, we may be unable to obtain such assurance or attestation or may face increased costs related to obtaining and/or maintaining such assurance or attestation;

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that the third-party data used in our carbon footprint calculations are determined to be wrong or become unavailable to us for whatever reason, which would require us to find a new source of quality third-party data or develop our own, either of which could require significant resources, a temporary suspension of sharing a carbon footprint for each product, or an adjustment to carbon footprint numbers because of variations in the underlying data, and if our stakeholders react unfavorably to any such situation or we fail to adequately manage any transition, it could negatively impact our brand, reputation, and business;

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that the ESG or sustainability standards, norms, or metrics, which are constantly evolving, change in a manner that impacts us negatively or requires us to change the content or manner of our disclosures, and our stakeholders or third parties view such change(s) negatively, we are unable to adequately explain such changes, or we are required to expend significant resources to update our disclosures, any of which could negatively impact our brand, reputation, and business; and

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that our brand, reputation, and business could be negatively impacted if any of our disclosures, including our carbon footprint numbers, reporting to third-party ESG standards, or reporting against our goals, are inaccurate, perceived to be inaccurate, or alleged to be inaccurate.

Our product sustainability estimates are dependent on assumptions we make and estimates by third party sources to measure and communicate our environmental product impact.
We depend on the accurate measuring and reporting of the carbon footprint impact of our product categories through objective third parties and third-party data, which use cross-sectional analysis, and the results could potentially suffer from errors in assumptions and estimates. If the third-party data used in our carbon footprint calculations are determined to be wrong or become unavailable to us for whatever reason, which would require us to find a new source of quality third-party data or develop our own, either of which could require significant resources, or an adjustment to carbon footprint numbers because of variations in the underlying data, it could negatively impact our brand, reputation, and business.

Our intended status as a Certified B Corporation may not result in the benefits that we anticipate.
We are in the process to become a Certified B Corporation and are currently in Evaluation Stage Post B Impact Assessment. Certified B Corporations are businesses that meet the highest standards of verified social and environmental performance, public transparency, and legal accountability, and are accelerating a global culture shift to redefine success in business and build a more inclusive and sustainable economy. The standards for Certified B Corporation certification are set by an independent organization — B Labs — and may change over time. Companies are required to recertify as a Certified B Corporation once every three years. Our reputation could be harmed if we lose our intended status as a Certified B Corporation, whether by our choice or by our failure to continue to meet the certification requirements, if that failure or change were to create a perception that we are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines in the future.
Use of celebrity and social media influencers may materially and adversely affect our reputation or subject us to fines or other penalties.
We use third-party social media platforms as marketing tools, among other things. For example, we maintain Instagram, Facebook, Twitter, Pinterest, YouTube and LinkedIn accounts. We also maintain relationships with celebrities and social media influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of celebrity and social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.
In addition, an increase in the use of social media for marketing may cause an increase in the burden on us to monitor compliance of such usage and increase the risk that such usage could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. While we ask influencers to comply with the FTC regulations and our guidelines, we do not regularly monitor what our influencers post, and if we were held responsible for the content of their posts, we could be forced to alter our practices, which could have material adverse effect on our business, financial condition, and results of operations.
Because a significant portion of our revenue is derived from our bedding products, a decrease in sales of such products could seriously harm our profitability and financial condition.
While we have expanded and continue to expand our product offerings, a significant portion of our business consists primarily of designing and selling our bedding products. As a result, future shifts in consumer spending away from our bedding products for any reason, including adverse economic conditions, heightened competition and decreased consumer confidence, could have a material adverse effect on our results of operations. Retailers with more diversified product offerings may not be similarly at risk. For example, department stores that experience stagnant or declining bedding sales may be better able to absorb the adverse effects given their diversity of product offerings. Our continued success will depend, in part, on our ability to anticipate, identify and respond quickly to shifts in consumer spending, as well as to strengthen our brand, incorporate a broader ecosystem of Bamboo products, and attract and retain customers who are willing to pay for Bamboo products beyond our bedding offerings.
In the near term, if the number of customers demanding our bedding products does not continue to increase, we may not achieve the level of sales necessary to support new growth platforms, and our ability to grow our business may be severely impaired.

Our current and future products may experience quality problems from time to time that can result in warranty claims which may decrease our operating margin.
Cariloha products have a history of quality and reliability. We offer a warranty against faulty workmanship or materials on all of our products. However, this warranty does not apply if Cariloha determines in its reasonable discretion that the products have been damaged, abused, or neglected. Although we extensively and rigorously test new and enhanced products, there can be no assurance we will be able to detect, prevent, or fix all defects. Our product manufacturing partners are generally contractually obligated to cover warranty claims we submit to them. If entire product orders or shipments are deemed defective, our manufacturers cover those costs as adjudicated between both parties. If, however, any random anomalies or defects in varying quantities should occur, and warranty claims we submit to manufacturers exceeds the amount of warranty claims the manufacturers are willing or able to cover, we may be subject to pay the incremental amount of such claims, which would decrease our operating margin.
An increase in our return rates beyond historical levels could have a material adverse effect on our revenue, cash flows and reputation.
Our return rates may not remain within our historical levels. An increase in return rates could significantly impair our liquidity and profitability. We currently offer a trial period of up to 100 nights on our mattresses, which allows customers to return our mattresses if they are not satisfied on or prior to the expiration of the 100-night period. In addition, we offer a 30-day trial policy on most other product lines. Although historical costs to us of honoring returns during offered trial periods have been within management’s expectations, we have released new products in recent years that are fairly early in their product life cycles, and the return rates for such new products may not align with our expectations. If we have higher than expected return rates, our revenue could be materially adversely impacted.
Our efforts to protect and maintain our intellectual property may not be successful. Competitors have attempted and will likely continue to attempt to imitate our products and technology. We may not be able to prevent competitors from developing similar products or from marketing in a manner that capitalizes on our intellectual property. If we are unable to protect or preserve our intellectual property, our business may be harmed, and if our products or marketing violate the intellectual property rights of others, we may have liability and may be required to change our products and business practices.
Our intellectual property is important to the design, manufacturing, marketing and distribution of our products and services, and protecting our intellectual property rights and combating the unlicensed copy or use of our intellectual property can be difficult. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and seek to control access to, and distribution of, our proprietary information.
To compete effectively with other companies, we must maintain the proprietary nature of our owned and licensed intellectual property and maintain the confidentiality of our trade secrets, know-how and other proprietary materials. We have in the past and may in the future be notified of challenges to our intellectual property rights or receive notices that claim we have misappropriated, violated, or infringed upon third parties’ intellectual property rights. Despite our efforts to maintain our intellectual property rights and to avoid violating the intellectual property rights of others, we cannot eliminate the following risks which could have a material adverse effect on our brand, business, financial condition, or results of operations:
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others may circumvent or challenge our intellectual property rights;

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others may infringe, misappropriate or dilute our intellectual property;

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our products, services, and promotional materials, including trademarks, service marks, copyrighted material, product designs or manufacturing technology or processes may now or in the future violate the proprietary or intellectual property rights of others and may need to be changed, may give rise to liability or be subject to injunctive relief;

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we may be prevented from using, manufacturing, selling or distributing our products, promotional materials, trademarks, service marks, copyrighted materials, product designs or manufacturing technology or processes, if challenged;

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it may be cost prohibitive to enforce or defend our trademarks, service marks and other intellectual property rights;

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our pending applications regarding trademarks and service marks may not result in such marks being registered, and even if registered, we cannot guarantee that they will be of sufficient scope or strength to provide us with meaningful protection or commercial advantage;

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because we rely on third-party manufacturers to produce our products and such manufacturers may produce products for our competitors, we are at a greater risk of intellectual property leakage to our competitors; and

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our trade secrets, know-how and other proprietary materials may be revealed to the public or our competitors or independently developed by our competitors and no longer provide protection for the related intellectual property.

The nature and value of our intellectual property may be affected by a change in law domestically or abroad. Because of differences in foreign laws concerning proprietary rights and in light of the political and economic circumstances in certain foreign jurisdictions, our rights may not be enforced or enforceable in foreign countries or receive the same degree of protection in foreign countries as they would in the United States, even if they are validly issued or registered. Further, while we seek to protect our intellectual property outside the United States, there can be no assurance that our intellectual property will be adequately protected in all countries in which we conduct our business.
Our inability to maintain the proprietary nature of our intellectual property, or violations of the rights of others, could have a material adverse effect on our business, financial condition, and results of operations. For example, an action to enforce our intellectual property rights, or an action brought by a third party challenging our intellectual property rights, could impair our financial condition, or results of operations, either as a result of a negative ruling with respect to our use of the intellectual property of others or the validity or enforceability of our intellectual property, or through the time consumed and legal costs involved in bringing or defending such an action (and we cannot guarantee that we will have sufficient resources to adequately bring or defend any such action). Further, if a third party is successful in challenging our intellectual property rights or brings a successful claim of infringement against us, we could be required to pay significant damages, enter into costly license or royalty agreements, rebrand our products, or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects. In addition, any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all.
As our business continues to expand, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. While we rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, manufacturers, visitors and others to protect our proprietary rights, the steps we take to protect our proprietary rights may be inadequate, and we may experience difficulty in effectively limiting the unauthorized use of our trademarks, trade dress, trade secrets and other intellectual property and proprietary rights worldwide. It is also possible that others will independently develop technology with the same or similar function to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Because some of our products are manufactured overseas in countries where counterfeiting is more prevalent, and we intend to increase our sales overseas over the long-term, we may experience increased counterfeiting of our products. Unauthorized use or invalidation of our intellectual property may cause significant damage to our brand and harm our results of operations.
We are subject to risks related to online payment methods.
We accept payments using a variety of methods, including credit card and debit card. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed on, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and operating results could be materially adversely affected. We occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. We may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, financial condition, and results of operations.
Risks Related to our Manufacturing and Supply Chain:
We currently rely exclusively on third-party contract manufacturers whose operations we are unable to control.
Our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. We have experienced, and will likely continue to experience, operational difficulties with our manufacturers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and customer requirements, insufficient quality control, sharing competitively sensitive information with our competitors, failure to meet production deadlines, failure to achieve our product and packaging quality standards, inability to access new or quality materials, shipping mistakes, failure to update us on production and shipping status, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, epidemic or pandemic, natural disaster, or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards. Our reliance on third-party manufacturers and inability to fully control any operational difficulties with our third-party manufacturers could have a material adverse effect on our business, financial condition, and results of operations.
Supply chain and shipping disruptions have resulted in shipping delays, a significant increase in shipping costs, and could increase product costs and result in lost sales, which may have a material adverse effect on our business, operating results and financial condition.
We and our manufacturers and suppliers have experienced, and expect to continue to experience, supply chain disruption and shipping disruptions, including disruptions or delays in loading container cargo in ports of origin or off-loading cargo at ports of destination, as a result of the COVID-19 pandemic, congestion in port terminal facilities, labor supply and shipping container shortages, inadequate equipment and persons to load, dock and offload container vessels and for other reasons. These disruptions have impacted our ability to receive raw materials and products from our manufacturers and suppliers, to distribute our finished products to our customers in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations. While we have taken steps to minimize the impact of these disruptions by working closely with our manufacturers, suppliers and customers, there can be no assurances that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts that supply chain disruptions have on our manufacturers and suppliers are not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruptions impacting us and our manufacturers and suppliers could interrupt product manufacturing, increase raw material and product lead times, increase raw material and product costs, impact our ability to meet customer demand and result in lost sales, all of which could have a material adverse effect on our business, financial condition and results of operations.
Our third-party manufacturers are subject to regulatory requirements, and we rely on such manufacturers to monitor and control their compliance with such laws, rules and regulations.
Third-party manufacturers of our products must comply with applicable regulatory requirements, which may require significant resources and subject our manufacturers to potential regulatory inspections, stoppages, or enforcement actions. If our manufacturers do not maintain regulatory approval for their manufacturing operations, it could have a material adverse effect on our business, financial condition, and results of operations.
Additionally, we currently have third-party manufacturing partners located in various locations, including Turkey, China, the United States, India and Mexico, among others. Our ability to identify qualified manufacturers is a significant challenge, particularly with respect to goods sourced outside of North America. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including increased shipping costs, increased import duties, more restrictive quotas, loss of most favored nation trading status, currency fluctuations, work stoppages and enforcement of foreign labor laws, transportation delays, port of entry issues, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions, political instability, the financial stability of vendors, quality issues, and tariffs. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus consumer preference, away from our products.
While our supplier guidelines promote ethical business practices, such as environmental responsibility, fair wage practices, and compliance with child labor laws, among others, we do not control our third-party manufacturers or their business practices. A lack of demonstrated compliance with our ethical business practice guidelines could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. In addition, a lack of compliance could lead to negative publicity which could damage our brand. As such, our reliance on third-party manufacturers could have a material adverse effect on our business, financial condition and results of operations.
Our business is subject to the risk of manufacturer and supplier concentrations.
We depend on a limited number of third-party contract manufacturers and suppliers for the sourcing of our products. Zorlu Dis Ticaret A.S., South Bay International and Baykent Tekstil supply 55%, 23% and 10% of our total products manufactured, respectively. Further each of our third-party contract manufacturers and suppliers are required under contractual arrangements to source 100% of our raw Bamboo fiber from an authorized bamboo farm in China. As a result of these concentrations in our manufacturing and supply chains, our business and operations would be negatively affected if any of our key manufacturers or suppliers were to experience significant disruption affecting the price, quality, availability, or timely delivery of products. The partial or complete loss of any of these manufacturers or suppliers, or a significant adverse change in our relationship with any of these manufacturers or suppliers, could result in lost sales, added costs, and distribution delays that could harm our business and customer relationships. Further, we may incur significant management time and attention to replace and validate new manufacturers and suppliers, which could further harm our business, financial condition, and results of operations.
We rely on third-party distributors, and if we fail to timely deliver products to our retail partners and customers, our business and results of operations could be harmed.
Our business depends on our ability to source and distribute products in a timely manner, and we rely on third-party manufacturers and distributors to do so. While we manage our distribution center in Utah, we cannot control all of the factors that might affect the timely and effective procurement of our products from our third-party contract manufacturers and the delivery of our products to our retail showrooms, retail partners and customers, including (i) lack of day-to-day control over the activities of third-party distributors, (ii) that such distributors may not fulfill their obligations to us or otherwise meet our expectations, and (iii) that third-party distributors may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control. In addition, disagreements with such manufacturers and distributors could require or result in costly and time-consuming litigation or arbitration. Failure to timely and effectively obtain our products may result in increased shipping costs; our future revenues and market share may not grow as anticipated; we may be unable to sell, market and distribute our products in line with our long-term growth strategy; and we could be subject to other unexpected costs which could negatively impact our results of operations or otherwise harm our business.
In addition, our third-party contract manufacturers ship most of our products to our distribution center in Utah. We import our products, and we are also vulnerable to risks associated with products manufactured abroad, including: (i) risks of damage, destruction, or confiscation of products while in transit to our distribution center; and (ii) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. In order to meet demand for a product, we have chosen in the past, and may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margins. Failure to procure our products from our third-party contract manufacturers and deliver merchandise to our retail partners and direct-to-consumer channels in a timely, effective, and economically viable manner could reduce our sales and gross margins, damage our brand, and harm our business.
We also rely on the timely and free flow of goods through open and operational ports from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or cancelled orders by customers, unanticipated inventory accumulation or shortages, and harm to our business, results of operations, and financial condition.
In addition, we rely upon independent land-based and air freight carriers for product shipments from our distribution centers to our retail showrooms, retail partners and customers who purchase through our direct-to-consumer channel. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retail partners or customers in a timely and cost-effective manner.
Accordingly, we are subject to a variety of risks, including labor disputes, union organizing activity, inclement weather, and increased transportation costs, associated with our third-party contract manufacturers’ and carriers’ ability to provide products and services to meet our requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, and could harm our profitability.
Our third-party manufacturers may breach our manufacturing agreements, some of which are not exclusive such that these manufacturers could produce similar products for our competitors.
Manufacturers with whom we have contracts may breach these agreements and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retail licensees and customers, and increase our product costs thereby reducing our margins.
Most of our contractual arrangements with our manufacturers include non-competition provisions with three-year restrictive periods, which provisions prohibit our manufacturers from producing similar products for our competitors. However, some of our arrangements with our manufacturers are not exclusive. As a result, a certain number of our manufacturers could produce similar products for our competitors. Further, while most of our contracts include non-competition arrangements, those manufacturers could choose to breach our agreements and work with our competitors, and we may not become aware of such breaches or have adequate remedies against the manufacturer for such breaches. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers that could impair or eliminate our access to manufacturing capacity. Our manufacturers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to manufacturing capacity.
Some of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.
Some of our products are manufactured in various locations, including among others, Turkey, China, the United States, India and Mexico. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (i) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (ii) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (iii) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, regulations of the U.S. Office of Foreign Assets Controls, or OFAC, and U.S. anti-money laundering regulations, collectively which, among other things, prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, as well as engaging in other corrupt and illegal practices; (iv) economic and political instability and acts of terrorism in the countries where our suppliers are located; (v) transportation interruptions or increases in transportation costs; (vi) the imposition of tariffs on components and products that we import into the United States or other markets; and (vii) foreign currency fluctuations. Our directors, officers, employees, representatives, manufacturers, or suppliers may engage in illegal or impermissible conduct for which we may be held responsible, and we cannot assure you that our manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other related liabilities, which could harm our business, financial condition, cash flows, and results of operations.
Our suppliers’ Bamboo is subject to risks related to fire, flooding, disease and pests.
While Bamboo is considered a relatively hardy plant, it remains a plant that can be burned in fires or damaged by prolonged flooding or exposure to diseases, fungus and pests. If our suppliers’ Bamboo resources were affected by such natural risks, it could be more difficult or expensive to source Bamboo for our products.
We are subject to fluctuations in the cost and availability of raw materials and fuel, which could increase our costs or disrupt our production.
The key raw material that is used for production of all our products is Bamboo. While Bamboo is a renewable resource, the price of Bamboo that we use for our products varies based on market demand and supply dynamics. Also, the cost of fuel to transport our products to market is subject to market conditions affecting supply and demand. Given the significance of the cost of these materials to our products, volatility in the prices of the underlying commodities and raw materials can significantly affect profitability. To the extent we are unable to absorb higher costs that are passed down to us from our manufacturers, or pass any such higher costs to our customers, it could have a material adverse effect on our business, financial condition and results of operations. In addition, if these materials are not available on a timely basis or at all, our manufacturers may not be able to produce our products, and our sales may decline.
If tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed.
Tariffs and other trade restrictions exist between the United States and China, the European Union, India, Canada, and Mexico, among others, including those limiting trade or imposing tariffs on imports from such countries. In addition, China, the European Union, Canada, India, and Mexico, among others, have either threatened to or have put into place retaliatory tariffs of their own. If tariffs or other restrictions are placed on foreign imports, including on any of our products manufactured overseas for sale in the United States, or any related counter-measures are taken by other countries, our business and results of operations may be materially harmed.
These tariffs have the potential to significantly raise the cost of our products. In such case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our results of operations, or otherwise harm our business. In addition, the imposition of tariffs on products that we export to international markets could make such products more expensive compared to those of our competitors if we pass related additional costs on to our customers, which may also result in the loss of customers, negatively impact our results of operations, or otherwise harm our business.
Risks Related to our Technology:
Our business may be adversely affected if we are unable to provide consumers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.
The number of people who access the internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as notebooks and tablets, and video game consoles, has increased dramatically in the past few years. A significant amount of our sales are made through mobile devices and platforms. The smaller screen size, functionality, and memory associated with some alternative devices may make the use of our sites and purchasing our products more difficult. The versions of our sites developed for these devices and platforms may not be compelling to customers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology.
While our website is currently mobile-optimized, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract customers to our website through these devices or are slow to develop a version of our website that is more compatible with alternative devices or a mobile application, we may fail to capture a significant share of customers in the markets in which we operate, which could adversely affect our business.
Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or platforms or to use mobile products or platforms that do not offer access to our websites, our customer growth could be harmed and our business, financial condition, and operating results may be materially adversely affected.
We rely significantly on information technology, or IT, and any failure, inadequacy, interruption or security lapse of that technology, or any failure by us or our service providers to adequately protect our or third-party information assets from cyber-based attacks or other incidents could have a material adverse effect on our business, financial condition, and results of operations.
Our ability to effectively manage our business depends significantly on our IT systems. The failure of our current systems, including our main operating system or future upgrades, to operate effectively or to integrate with other systems, or a breach in security of these systems could cause reduced efficiency or result in a shutdown of our operations, and remediation of any such failure, problem or breach could have a material adverse effect on our business, financial condition, and results of operations.
We are increasingly dependent on IT, including the internet, for the storage, processing, and transmission of electronic, business-related, information assets of ours, our customers and suppliers. We leverage our internal IT infrastructures, and those of our service providers, to enable, sustain, and support our business interests. In the event that we or our service providers are unable to prevent, detect, and remediate cyber-based attacks, computer viruses, breaches of customer privacy or other security incidents in a timely manner, our operations could be disrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our information systems and networks, including personal information of our employees and our customers. Furthermore, any compromise of our or our third-party partners’ security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, outside parties may attempt to fraudulently induce our employees or employees of our vendors to disclose sensitive information in order to gain access to our data. We have on occasion and will continue to experience, threats to our data and systems such as phishing, malware and distributed denial-of-service attacks and attacks to our e-commerce order technology, although no such attack has had a material impact on our operations. The number and complexity of these threats continue to increase over time. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development, and maintenance of these systems, controls, and processes require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, the possibility of these events occurring cannot be eliminated entirely.
Further, many of our systems are hosted on Microsoft Azure. Microsoft Azure may be subject to cyber-attacks or other technology-related incidents, and also break-ins, sabotage and intentional acts of vandalism that could cause disruptions in our ability to serve our customers and protect data. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage or other anticipated problems could result in lengthy interruptions to our service. Any errors or vulnerability in our systems or damage to or failure of our systems, or a third-party data center hosting our data, could result in interruptions in our operations and could have a material adverse effect on our business, financial condition, and results of operations. Security breaches and other security incidents, including any breaches of our security measures or those of parties with whom we have commercial relationships (e.g., third-party data centers) that result in the unauthorized access of our customers’ confidential, proprietary or personal data, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability.
System interruptions that impair customer access to our website or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.
The satisfactory performance, reliability and availability of our website, transaction processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels. Any compromise of our or our third-party partners’ security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability.
We currently utilize BigCommerce as our website hosting facility. If our main webhost, where substantially all of our online commerce is conducted, fails, or suffers an interruption or degradation of services, we could lose customer data and miss order fulfillment deadlines, which could harm our business. We do not have control over the operations of the facilities of BigCommerce that we use. BigCommerce’s facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that BigCommerce or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired, resulting in adverse impact on our operations. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. All of these risks may increase if our or the third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. We may not be able to easily switch our BigCommerce operations to another cloud or other data center provider if there are disruptions or interference with our use of BigCommerce, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption, or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.
Neither Microsoft Azure nor BigCommerce have an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements on commercially reasonable terms, our agreements are prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers.
We use complex proprietary software in our technology infrastructure, which we seek to continually update and improve. Replacing such systems is often time consuming and expensive and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. In particular, we have in the past and may in the future experience slowdowns or interruptions in our website when we are updating it, and new technologies or infrastructure may not be fully integrated with our existing systems on a timely basis, or at all. Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services or failures by such third parties, which are out of our control. Our revenue is comprised of global sales through our direct-to-consumer channel and our retail partnerships, as well as sales through our retail partners, and revenue depends on the number of visitors who shop on our website and in our retail showrooms, the number of orders received from retail partners and the volume of orders we can handle. Unavailability of our website, our payment systems or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our website or the number of orders placed by customers, we will be required to further expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our website or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, we redesign and enhance various functions on our website on a regular basis, and we may experience instability and performance issues as a result of these changes.
Any slowdown or failure of our website and the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations. Our disaster recovery plan may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.
Our business relies on email, and any restrictions on the sending of emails or an inability to timely deliver such communications could materially adversely affect our revenue and business.
Our business is dependent on email for promoting our website and products. Periodic promotions offered through emails sent by us generate a portion of our revenue. We provide periodic emails to customers and other visitors informing them of what is available for purchase on our website that day, and we believe these messages are an important part of our customer experience and help generate a portion of our revenue. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open our emails or other messages, our revenue and profitability would be materially adversely affected. Changes in how webmail applications organize and prioritize email may reduce the number of subscribers opening our emails. For example, Google’s Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber opening our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to third parties. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications. Our use of email and other messaging services to send communications about our sites or other matters may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage customers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially adversely affect our business, financial condition, and operating results.
Risks Related to Government Regulation:
Our business is subject to a wide variety of U.S. and foreign government laws and regulations. These laws and regulations, as well as any new or changed laws or regulations, could disrupt our operations or increase our compliance costs. Failure to comply with such laws and regulations could have a further adverse impact on our business.
We are subject to a wide variety of laws and regulations relating to the markets in which we operate or to various aspects of our business. Laws and regulations at the foreign, federal, provincial, state and local levels frequently change, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, future legal, regulatory or administrative changes. Changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts employment and labor, trade, advertising and marketing practices, pricing, product testing and safety, transportation and logistics, health care, tax, accounting, privacy and data security, health and safety, financial crimes and sanctions or environmental issues, among others, could require us to change the way we do business and could have a material adverse impact on our sales, profitability, cash flows and financial condition. Moreover, our production, marketing, advertising and other business practices could become the subject of proceedings before regulatory authorities or the subject of claims by other parties that could require us to alter or end those practices or adopt new practices that are not as effective or are more expensive.
In addition, our operations are subject to foreign, federal, state, provincial and local laws and regulations relating to pollution, environmental protection, occupational health and safety and labor and employee relations. New or different laws or regulations could increase direct compliance costs for us or may cause our vendors to raise the prices they charge us because of increased compliance costs. Further, the adoption of a multi-layered regulatory approach to any one of the foreign, federal, state, provincial or local laws or regulations to which we are currently subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe that we are in complete compliance, a regulatory agency may determine that we are not. Our operations could also be impacted by a number of pending legislative and regulatory proposals in the United States and other countries to address global climate change. These actions could increase costs associated with our operations, including costs for raw materials, pollution control equipment and transportation. Because it is uncertain what laws will be enacted, we cannot predict the potential impact of such laws on our business, financial condition, and results of operations.

Our international operations and manufacturers are subject to foreign exchange, tariff, environmental, tax and regulatory compliance risks, among others, which could have a material adverse effect on our business, financial condition, and results of operations. The imposition of tariffs in the jurisdictions in which our operations and manufacturers are located pursuant to trade laws and regulations can have a material adverse impact on our business by placing tariffs and tariff-rate quotas on the import or export of raw materials our facilities require for our production and raising the prices of such raw materials. We currently conduct significant operations outside the United States. For example, for the years ended December 31, 2019 and 2020, 19.9% and 7.5% of our revenue, respectively, was generated outside of the United States. While this number was lower during the year ended December 31, 2020 as a result of travel restrictions imposed in response to the COVID-19 pandemic, we anticipate that this number will return to pre-2020 levels in 2021 and beyond. In addition to the potential increases in tariff rates, our foreign retail showrooms are subject to fluctuations in currency exchange rates, anti-dumping duties, and the potential imposition of trade restrictions and other tax increases, any of which may adversely affect our business, financial condition, and results of operations.
We may face exposure to product liability claims and recalls, which could reduce our liquidity and profitability and reduce consumer confidence in our products.
We face an inherent business risk of exposure to product liability claims if the use of any of our products results in personal injury or property damage or our products violate any applicable law. In the event that any of our products prove to be defective or if they are determined not to meet state or federal legal requirements or the legal requirements of other jurisdictions in which we operate, we may be required to recall or redesign those products, which could be costly and impact our profitability. Further, because we do not manufacture our products, we are partially dependent on our manufacturers to maintain our high standards of quality. The insurance we maintain against product liability claims may not continue to be available on terms acceptable to us and such coverage may not be adequate to cover the types of liabilities actually incurred. A successful claim brought against us, if not fully covered by available insurance coverage or any claim or product recall that results in significant adverse publicity against us and damage our reputation, could result in customers purchasing fewer of our products and could have a material adverse effect on our business, financial condition, and results of operations.
Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, and consumer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings, or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by customers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our website or may even attempt to completely block access to our website. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our revenue and expand our business as anticipated.

We are subject to various advertising and marketing regulations that may result in actions against us.
Advertising and marketing of our products are subject to regulation across various jurisdictions. For example, in the United States we are subject to regulation by the FTC under the Federal Trade Commission Act, or FTC Act. Among other things, the FTC Act prohibits unfair methods of competition and unfair false or deceptive acts or practices in or affecting commerce. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. The FTC routinely reviews websites to identify questionable advertising claims and practices, and competitors sometimes inform the FTC when they believe other competitors are violating the FTC Act and consumers also notify the FTC of what they believe may be wrongful advertising. The FTC may initiate a non-public investigation that focuses on our advertising claims, which usually involves non-public pre-lawsuit extensive formal discovery. Such an investigation may be very expensive to defend, be lengthy, and result in a publicly disclosed settlement agreement. If no settlement can be reached, the FTC may start an administrative proceeding or a federal court lawsuit against us or our principal officers. The FTC often seeks to recover from the defendants any or all of the following: (i) consumer redress in the form of monetary relief or disgorgement of profits; (ii) significant reporting requirements for several years; and (iii) injunctive relief. In addition, most, if not all, states have statutes prohibiting deceptive and unfair acts and practices, and the requirements under these state statutes are similar to those of the FTC Act.
Failure to comply with federal, provincial, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business.
A variety of foreign, federal, provincial, and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any federal, provincial, state or foreign privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations or cease using certain data sets.
We collect, store, process, and use personal information and other customer data, and we rely on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Our customers’ personal information may include names, addresses, phone numbers and email addresses, as well as other information. Due to the volume and sensitivity of the personal information and data we and these third parties manage, the security features of our information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive customer data, including payment card data. If we or our independent service providers or business partners experience a breach of systems that collect, store or process our customers’ sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to claims, losses, administrative fines, litigation or regulatory and governmental investigations and proceedings. Any such claim, investigation, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties and administrative fines. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.
Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. For example, the GDPR (as defined below) also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consent tick boxes and on bundled consents thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition, and operating results.
As we expand internationally, we will be subject to additional privacy rules, many of which, such as the European Union’s General Data Protection Regulation, or the GDPR, and national laws supplementing the GDPR (such as in the United Kingdom, the Data Protection Act 2018) are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area, or EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR). The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.
Privacy laws, rules, and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. Cultural norms around privacy or data protection also vary country to country and can drive a need to localize or customize our product in order to address varied privacy or data protection concerns, which can add cost and time to our development. We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the EEA, the United States and elsewhere may increase our compliance costs. Any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, claims, administrative fines, lawsuits or regulatory and governmental investigations and proceedings and may harm our business and results of operations.
Outside of the United States, the United Kingdom and the EEA, there are many countries with data protection laws, and new countries are adopting data protection legislation with increasing frequency. Many of these laws may require consent from customers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, we increase our risk of non-compliance with applicable foreign data protection laws and regulations as we continue our international expansion. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices and divergent operating models, limit the effectiveness of our marketing activities, adversely affect our business and financial condition, and subject us to additional liabilities.
In addition, various federal, provincial, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection and consumer protection. Further regulation and interpretation of existing regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition, and operating results.
Risks Related to our Existing Indebtedness:
We have certain indebtedness and this level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfill our obligations under such indebtedness, to react to changes in our business and to incur additional indebtedness to fund future needs.
As of September 30, 2021, we had approximately $2.4 million of outstanding borrowings under a Revolving Line of Credit, $4.0 million of outstanding borrowings under a note payable to Del Sol, L.C., our sister entity (the “Del Sol Note”) (see “Certain Relationships and Related Party Transactions”), and $0.7 million of outstanding borrowings under progress funding lease-line promissory notes with a financial institution (the “Progress Funding Notes”). Our net interest expense (excluding interest expense attributable to taxes and interest income) was approximately $0.2 million for the nine months ended September 30, 2021.
While our existing indebtedness will be extinguished upon the closing of this offering (see “Use of Proceeds”) any indebtedness that we may incur in the future, combined with our other financial obligations and contractual commitments, could have important consequences for our business. For example, it could:
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make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

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increase our vulnerability to adverse general economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors, many of which have relatively less indebtedness;

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limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes; and

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limit our ability to redeem, repurchase, defease, acquire or retire for value any indebtedness we may incur.

If our cash flows and capital resources are insufficient to fund any future debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance any future debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of future debt obligations could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of future debt instruments may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on any future indebtedness on a timely basis would result in a default under such debt instruments and would allow the lenders thereof to terminate their commitments to lend additional money or foreclose against the assets, if any, securing their borrowings, and we could be forced into bankruptcy or liquidation. In addition, any failure to make payments on our future indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such results of operations and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our current Revolving Line of Credit restricts, and future indebtedness could restrict, our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate any such dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.
In addition, indebtedness under our Revolving Line of Credit bears, and future indebtedness could bear, interest at variable rates. Because we have and may in the future have variable rate debt, fluctuations in interest rates may affect our business, results of operations, financial condition, and cash flows. We may attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps.
Restrictions imposed by our debt instruments may limit our ability finance our future operations or capital needs or to engage in other business activities.
The terms of our debt instruments restrict us from engaging in specified types of transactions. These covenants restrict our ability to: incur additional indebtedness, pay dividends, make investments, sell or otherwise dispose of all or any part of our business or property, engage in affiliate transactions, create liens, or consolidate or merge. Our ability to comply with these restrictions can be affected by events beyond our control, and we may not be able to maintain compliance with them. A breach of any of these covenants would be an event of default.
Although the terms of our Revolving Line of Credit contain restrictions on the incurrence of additional indebtedness by us, these restrictions are subject to a number of important exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If we incur significant additional indebtedness, the related risks to our financial condition could increase.
In the event of a default under any of our current or future debt instruments, the lenders could elect to declare all amounts outstanding under such debt instruments, to be immediately due and payable or may terminate commitments to lend additional money. If the indebtedness under any of our debt instruments were to be accelerated, our assets may not be sufficient to repay such indebtedness in full.
Risks Related to our Tax Obligations:
Our corporate tax rate may increase, we may incur additional income tax liabilities and we may incur costs in complying with changing tax laws in the United States and abroad, which could adversely impact our cash flow, financial condition and results of operations.
We are subject to taxation in various jurisdictions. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and the estimated taxable income within each of these jurisdictions. Our effective income tax rate, however, may be higher due to numerous factors, including changes in tax laws or regulations, changes in our tax filing positions or successful challenges by taxing authorities of tax positions we have taken.
Additionally, taxing authorities at the foreign, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised foreign, federal, state or local tax regulations or court decisions may subject us or our customers to additional sales, income and other taxes.

For example, on June 21, 2018, the U.S. Supreme Court rendered a 5-4 majority decision in South Dakota v. Wayfair Inc., where the Court held, among other things, that a state may require an out-of-state seller with no physical presence in the state to collect and remit sales taxes on goods the seller ships to customers in the state, overturning existing court precedent. Other new or revised taxes and, in particular, sales taxes, VAT and similar taxes could increase the cost of doing business online and decrease the attractiveness of selling products over the internet. New taxes and rulings could also create significant increases in internal costs necessary to capture data and collect and remit taxes.
The foreign, federal, state and local tax laws could change at any time, and any such changes could be applied with retroactive effect. Any such changes could have an adverse impact or our net income and profit margins and adversely affect our business, financial condition, and the results of our operations.
Valuation allowances against our deferred tax assets could adversely affect our results of operations and financial condition.
Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets regularly and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit.
Inherent in the provision for income taxes are estimates regarding the deductibility of certain items, the timing of income and expense recognition and the current or future realization of operating losses, capital losses, certain tax credits and future enacted changes in applicable tax rates as well as the tax base. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A further significant decline in value of assets incorporated into our tax planning strategies could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results.
We may need to recognize impairment charges related to identified intangible assets and fixed assets.
We are required to test any intangible asset with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. There is significant judgment required in the analysis of a potential impairment of identified intangible assets and fixed assets. If, as a result of a general economic slowdown or deterioration in one or more of the markets in which we operate or in our financial performance or future outlook, or if the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our financial condition, and results of operations.
Risks Related to this Offering and Ownership of Our Common Stock:
Principal stockholders have substantial control over us and will be able to influence corporate matters.
Prior to this offering, based on the number of shares outstanding as of                  , 2021, our directors, executive officers and stockholders holding more than 5% of our outstanding capital stock, together with their respective affiliates, beneficially owned, in the aggregate, approximately            % of our outstanding capital stock, and on the closing of this offering, that same group will beneficially own            % of our outstanding capital stock (based on the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares), without giving effect to any purchases that certain of these holders may make through our directed share program. As a result, even after this offering, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that some stockholders may feel are in their best interest. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.
We intend to use the net proceeds from this offering for the repayment outstanding borrowings under our Revolving Line of Credit and the extinguishment of other existing indebtedness, including the Del Sol Note (see “Certain Relationships and Related Party Transactions”) and Progress Funding Notes. The remainder of the net proceeds from this offering will be used for general corporate purposes, which may include funding working and growth capital. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price of our common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriters.” Consequently, you may not be able to sell your shares of common stock at prices equal to or greater than the price you paid in this offering.
Many factors, which are outside our control, may cause the market price for shares of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:
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our operating and financial performance and prospects;

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our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

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conditions that impact demand for our products;

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future announcements concerning our business, our clients’ businesses or our competitors’ businesses;

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the public’s reaction to our press releases, other public announcements and filings with the SEC;

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the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

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the size of our public float;

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coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

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market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

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strategic actions by us or our competitors, such as acquisitions or restructurings;

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changes in laws or regulations which adversely affect our industry or us;

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changes in accounting standards, policies, guidance, interpretations or principles;

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changes in senior management or key personnel;

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issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

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changes in our dividend policy;

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adverse resolution of new or pending litigation against us; and

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changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.
We do not intend to pay dividends on our common stock for the foreseeable future.
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness. As a result, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.
The issuance by us of additional shares of common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.
In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.
In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their percentage ownership. See “Description of Capital Stock.”
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                   shares of our common stock outstanding, assuming an initial public offering price of $       per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. Of the outstanding shares, the             shares sold or issued in this offering (or             shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and the holders of substantially all of our outstanding stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. The Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriters” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other described in “Shares Eligible for Future Sale.”
As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial statements under the JOBS Act as an emerging growth company.
We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) the last day of the fiscal year in which the fifth anniversary of the date of this prospectus occurs.
For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the

Sarbanes-Oxley Act, exemption from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, extended transition periods for complying with new accounting standards, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.
The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.
As a result of this offering, we will become subject to the reporting requirements of the Exchange Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition and, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Additionally, none of our management team, including our Chief Executive Officer, have ever managed a publicly traded company, and as a result, do not have experience in complying with the increasingly complex and changing legal and regulatory landscape in which public companies operate. Our entire management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.
In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.
The rules and regulations applicable to public companies will result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.
As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.
Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and NASDAQ. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.
In addition, as a public company, we will be required to document and test our internal control over financial reporting so that our management can certify as to the effectiveness of our internal control over financial reporting. Beginning with our second annual report following our initial public offering, management will be required to assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. We have opted to rely on available exemptions from the requirement that our independent registered public accounting firm issue an annual report that addresses the effectiveness of our internal control over financial reporting and consequently we will not be required to comply such SEC rules until such time as we are no longer an “emerging growth company.” We expect our first such assessment will take place for our annual report for the year ending December 31, 2027. In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Failure to comply with the SEC requirements could potentially subject us to sanctions or investigations by the SEC,                   or other regulatory authorities, which would require additional financial and management resources.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.
Our Charter, Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our Charter or Bylaws will include the following provisions:
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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our common stock;

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establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

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specify that special meetings of our stockholders can be called only by a majority of our board of directors;

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establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

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prohibit cumulative voting in the election of directors;

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provide that our directors may be removed for cause only upon the vote of at least a majority vote of our outstanding shares of voting stock;

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provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

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a forum selection clause, which means certain litigation against us can only be brought in Delaware.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, or the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.
Any provision of our Charter, Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.
Our Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our Charter, which will become effective prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of, or claim based on, breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, or other employees to us or to our stockholders (including a beneficial owner of stock); (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, the Charter or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Charter or Bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.
An active trading market for our common stock may never develop or be sustained.
Although the shares of our common stock have been authorized for trading on            , an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of our common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.
If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.
The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease to cover us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.
If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our common stock may decline.
We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.
Investors in this offering will experience immediate and substantial dilution.
Based on an assumed initial public offering price of $       per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $       per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of                   after giving effect to this offering would be $       per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”
General Risks:
We are currently, and may in the future, become involved in legal proceedings or audits, including intellectual property rights claims, which, if resolved adversely, could harm our business.
Our industry is subject to frequent lawsuits and other proceedings. The costs of supporting litigation and dispute resolution proceedings are considerable, and there can be no assurances that a favorable outcome will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we were to prevail in such a litigation or dispute, it could be costly and time consuming and divert the attention of our management and key personnel from our business operations. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our common stock may decline. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition, and results of operations.
From time to time, we are subject to claims, complaints or litigation based on allegations of infringement, misappropriation or other violations of intellectual property or similar rights. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property claims and other assertions against us grows. With respect to any intellectual property rights claim, we may have to seek a license to continue to sell products found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue selling certain products may not be available to us at all, and we may be required to develop alternative non-infringing technology or discontinue product lines. The development of alternative, non-infringing technology could require significant effort and expense. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources.
As a result, any pending or future legal or regulatory proceedings or audits could harm our business, financial condition, and results of operations.
We will need to improve our financial and operational systems in order to manage our growth effectively and support our increasingly complex business arrangements, and an inability to do so could harm our business and results of operations.
To manage our growth and our increasingly complex business operations, especially as we move into new markets internationally, we will need to upgrade our operational and financial systems and procedures, improve the coordination between our various corporate functions and expand, train and manage our workforce adequately. Our efforts to manage the expansion of our operations may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. When implementing new or changing existing processes, we may encounter transitional issues and incur substantial additional expenses. We cannot be certain that we will institute, in a timely manner or at all, the improvements to our managerial, operational, and financial systems and procedures necessary to support our anticipated increased levels of operations. Delays or problems associated with any improvement or expansion of our operational and financial systems could adversely affect our relationships with our suppliers, manufacturers, resellers and customers, harm our reputation and result in errors in our financial and other reporting, any of which could harm our business and operating results.
General business and economic conditions could reduce our sales and profitability, which could have a material adverse effect on our business, financial condition, and results of operations.
Our business is affected by general business and economic conditions. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, consumers may shift to lower priced goods for non-discretionary purchases or may reduce their overall spending on discretionary purchases. For example, during a recessionary period, sales of our premium Bamboo products may decline as customers shift to lower cost goods, which could result in lower sales revenue.
There could be a number of other effects from adverse general business and economic conditions on our business, including reduced consumer demand for our products; insolvency of our key manufacturers resulting in product delays; inability of retailers and customers to obtain credit to finance purchases of our products; decreased consumer confidence; decreased discretional spending; decreased retail demand, including order delays or cancellations; counterparty failures; and adverse movements in foreign currency exchange rates. If such conditions are experienced in future periods, it could have a material adverse effect on our business, financial condition, and results of operations.
In addition, we maintain certain levels of inventory of our products. Changing worldwide business and economic conditions and market volatility may make it difficult for us, our customers, and our manufacturers to accurately forecast future product demand trends, which could result in excess inventory and increase our carrying costs. Alternatively, this forecasting difficulty could cause a shortage of inventory of our products that could result in an inability to satisfy demand for our products and a loss of market share, which could also have a material adverse effect on our business, financial condition, and results of operations.
We may experience fluctuations in our quarterly results of operations due to seasonality and other factors, which could make sequential quarter to quarter comparison an unreliable indication of our performance.
We have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in sales and operating income. Our fourth quarter sales are typically higher than our other quarters. We attribute this seasonality principally to holiday purchasing and other seasonal factors, along with seasonal promotions we offer during these quarters. This seasonality means that a sequential quarter to quarter comparison may not provide a meaningful indication of our performance or how we will perform in the future.
Other factors, many of which are outside of our control, that may cause quarterly results to fluctuate include, but are not limited to:
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general economic and political conditions;

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shifts in consumer tastes and changes in demand for the products that we offer;

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expansion of existing or entry of new competitors into our markets;

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pricing and other actions taken by our competitors;

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changes in promotions, advertising or other actions taken by us or our existing or possible new competitors;

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the timing and level of promotions;

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changes in our operating expenses;

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changes in commodity prices and transportation and distribution costs;

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foreign exchange rates;

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litigation;

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adverse weather conditions in the markets in which we have a retail presence;

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natural or human-made disasters, specifically including hurricanes, tropical storms, and tsunamis in the locations where we have a retail presence;

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the timing of income tax refunds to our end-customers;

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the timing or elimination of certain state and local tax holidays; and

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the timing of holidays that typically result in higher sales falling in a different fiscal quarter than in a prior year, which may affect the comparability of year-to-year comparisons for the affected quarters.

Any of these events could have a material adverse effect on our business, financial condition, and results of operations for the fiscal quarter in which such event occurs as well as for the entire year. Therefore, sequential period-to-period comparisons of historical quarterly operating results may not be a meaningful indicator of future performance.
We may not be able to attract and retain qualified key personnel. If we lose the services of key personnel or are unable to attract new talent, it could impair our ability to execute our business strategy.
Our success depends, in significant part, on the continued services of our executive leadership team and on our ability to attract, motivate, develop and retain a sufficient number of qualified key employees, including management, research and development, manufacturing and quality assurance, design, finance, accounting. marketing, sales and support personnel. Our executive leadership team has extensive experience in the consumer products industry, and we believe that the depth of our executive leadership team is instrumental to our continued success. The loss of any one or more members of our executive leadership team, including Jeff Pedersen, our Founder and Chief Executive Officer, Brent Rowser, our Chief Financial Officer, Aaron Hobson, our Executive Vice President of Marketing, and Dustin Tate, our Executive Vice President of Sales, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse impact on our business, financial condition, and results of operations.
Competition for qualified key personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. Our inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. The loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, results of operations, and financial condition.
Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations, and have a material adverse effect on our business, financial condition, and results of operations.
From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.
Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.
In the future, we will need to raise additional capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell common stock, convertible securities and other equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted.
New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.
We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.
Our operations are subject to many hazards and operational risks inherent to our business, including: (i) general business risks; (ii) product liability; (iii) product recall; and (iv) damage to third parties, our infrastructure, or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors, and similar events.
Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations, and financial condition.
Terrorist attacks in the United States or abroad or against U.S. targets, actual or threatened acts of war or the escalation of current hostilities involving the United States or its allies or other countries where we sell our products or our products are made could have a material adverse effect on our business, financial condition, and results of operations.
Terrorist attacks in the United States or abroad or against U.S. targets, actual or threatened acts of war (declared or undeclared) or the escalation of current hostilities involving the United States or its allies or other countries where we sell our products or where our products are made, or any other military or trade disruptions impacting our domestic or foreign suppliers of components or materials of our products, may impact our operations by, among other things, causing supply chain disruptions. These events could also cause an increase in oil or other commodity prices, which could adversely affect our raw materials or transportation costs. These events could cause or act to prolong an economic recession in the United States or abroad. More generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our product sales. Any of these occurrences could have a material adverse effect on our business, financial condition, and results of operations.
Natural disasters, unusual weather conditions, pandemic or epidemic outbreaks, terrorist acts and political events could disrupt business and result in lower sales and otherwise have a material adverse effect on our business, financial performance and results of operations.
The occurrence of one or more natural disasters, such as tornadoes, hurricanes, tsunamis, fires, floods and earthquakes, unusual weather conditions, pandemic or epidemic outbreaks such as COVID-19 or variants, Ebola, Zika or measles, terrorist attacks or disruptive political events in certain regions where our retail showrooms, distribution centers and other facilities are located, or where our manufacturers’, suppliers’

and retail partners’ facilities are located, could adversely affect our business and result in lower sales. Severe weather, such as hurricanes or extreme temperatures, may restrict or discourage customers in a particular region from traveling to our retail showrooms, thereby reducing our sales and profitability. Natural disasters including hurricanes, tropical storms, tsunamis, floods and earthquakes may damage our facilities or those of our suppliers or retailers or our other operations, which could have a material adverse effect on our business, financial condition, and results of operations. To the extent these events also impact one or more of our manufacturers, suppliers, retail partners or retailers or result in the closure of the facilities of any of their facilities or our facilities, we may be unable to maintain inventory balances, maintain delivery schedules or provide other support functions to our showrooms. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, financial condition, and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, expected growth, and future capital expenditures, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to statements about:
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our ability to compete successfully in the highly competitive industries in which we operate;

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our ability to maintain and enhance our brand;

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the success of our retail store expansion plans;

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our ability to successfully implement our growth strategies related to launching new products;

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the effectiveness and efficiency of our marketing programs;

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our ability to manage our current operations and to manage future growth effectively;

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our future operating performance;

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the success and growth of our licensees;

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our commitments to meeting certain ESG goals and our expectations regarding environmental sustainability;

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our ability to attract new customers or retain existing customers;

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the growth of, and our ability to become a leader or maintain our leadership in, the product categories in which we operate;

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the impact of social media and influencers on our reputation;

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our ability to protect and maintain our intellectual property;

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our exclusive reliance on third-party contract manufacturers whose efforts we are unable to fully control;

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our interconnected relationship with our sister company, Del Sol;

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our international operations and the risk inherent therein;

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the government regulations to which we are subject; and

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other risks and uncertainties set forth under “Risk Factors.”

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to the factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.
These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS
We estimate, based upon an assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $       (or $       if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders.
As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently expect to use approximately $5.0 million of the net proceeds from this offering for the repayment outstanding borrowings under our Revolving Line of Credit and a total of approximately $4.6 million for the extinguishment of other existing indebtedness, including the Del Sol Note (see “Certain Relationships and Related Party Transactions”) and Progress Funding Notes. The remainder of the net proceeds from this offering will be used for general corporate purposes, which may include funding working and growth capital. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.
As of September 30, 2021, we had approximately:
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$2.4 million of outstanding borrowings under our Revolving Line of Credit. As of            , 2022, we had approximately $5.0 million of outstanding borrowings under our Revolving Line of Credit, which will be repaid with the proceeds from this offering. The Revolving Line of Credit matures on November 30, 2022. Indebtedness under the Revolving Line of Credit bears interest at LIBOR plus 2.75%. We use loans under our Revolving Line of Credit for working capital and other general corporate purposes.

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$4.0 million of outstanding borrowings under the Del Sol Note (see “Certain Relationships and Related Party Transactions”). As of            , 2022, we had approximately $4.1 million outstanding under the Del Sol Note, which will be repaid with the proceeds from this offering. All principal and interest due under the Del Sol Note are due in a single payment on December 31, 2023. The Del Sol Note is unsecured and bears an interest rate applicable to the applicable federal rate and has an imputed interest rate of 4.50%.

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$0.7 million of outstanding borrowings under the Progress Funding Notes. As of            , 2022, we had approximately $0.7 million outstanding under the Progress Funding Notes, which will be repaid with the proceeds from this offering. The Progress Funding Notes bear interest at 4.45% and are secured by assets of the Company. The Progress Funding Notes mature between March 2022 and May 2023.

Assuming no exercise of the underwriters’ over-allotment option, each $1.00 increase (decrease) in the assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming that the price per share for the offering remains at $       (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization as of September 30, 2021, as follows:
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on an actual basis; and

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on a pro forma basis after giving effect to the Corporate Conversion; and

•
on a pro forma as adjusted basis, to give effect to: (i) the Corporate Conversion; and (ii) the issuance and sale of common stock in this offering at an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us, and (iii) the application of the net proceeds therefrom as described under “Use of Proceeds.”

The information discussed below is illustrative only, and our cash and cash equivalents and capitalization following the consummation of this offering will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other financial information contained in this prospectus.
	As of September 30, 2021
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted(1)(2)
	(in thousands except unit and share data)
Cash and cash equivalents	$1,057	$	$
Long-term debt, including current portion	7,687
Members’ (deficit) equity:
Redeemable preferred member units; no units outstanding, actual; no units outstanding, pro forma and pro forma as adjusted(1)	575
Additional paid-in capital(1)	—
Accumulated other comprehensive (loss) income(1)	—
Retained earnings(1)	7,193
Total member’s (deficit) equity(1)	7,768
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share, no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, $0.0001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Accumulated other comprehensive (loss) income	—
Total stockholders’ (deficit) equity	—
Total capitalization	$15,455	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $             million, assuming the number of shares offered by

us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $       million, assuming the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.
(2)
As adjusted to reflect the conversion of our outstanding members’ units into shares of our common stock in conjunction with the Corporate Conversion.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.
Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — We do not intend to pay dividends on our common stock for the foreseeable future.”

CORPORATE CONVERSION
We currently operate as a Utah limited liability company under the name Cariloha, LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Cariloha, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Cariloha, Inc. Prior to the closing of this offering, Cariloha, Inc. will effectuate the other corporate actions described below. In this prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion.
The purpose of the Corporate Conversion is to convert the top-tier entity in our corporate structure — the entity that is offering common stock to the public in this offering — from a limited liability company to a corporation so that our existing and future investors will own shares of our common stock rather than membership interests in a limited liability company. Immediately prior to the Corporate Conversion, the outstanding limited liability company membership interests of Cariloha, LLC consist of Common Units. In connection with the closing of the offering, all holders of outstanding membership interests of Cariloha, LLC at the time of its conversion to Cariloha, Inc. will be issued shares of common stock of Cariloha, Inc.
Following the Corporate Conversion, Cariloha, Inc. will continue to hold all the property and assets of Cariloha, LLC and continue to be responsible for all of the debts and obligations of Cariloha, LLC. As of the closing of this offering, Cariloha, Inc. will be governed by the Charter filed with the Delaware Secretary of State and Bylaws, the material provisions of which are described in “Description of Capital Stock.”
Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Cariloha, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock immediately after this offering.
Our pro forma net tangible book value as of September 30, 2021, was $      , or $       per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding, after giving effect to the Conversion, immediately after the pricing of this offering and assuming an initial public offering price of $       per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.
Our pro forma as adjusted net tangible book value as of September 30, 2021, after giving effect to this offering would have been approximately $      , or $       per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $       per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $       per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:
Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of before this offering	$
Increase in pro forma as adjusted net tangible book value per share attributable to investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma as adjusted net tangible book value per share to new common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $      , and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us in full, the pro forma as adjusted net tangible book value after the offering would be $       per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $       per share and the dilution in pro forma as adjusted net tangible book value to new investors would be $       per share, in each case assuming an initial public offering price of $       per share, which is the midpoint of the price range listed on the cover page of this prospectus.
The following table summarizes, as of September 30, 2021, after giving effect to this offering, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing stockholders and by the new investors. The calculation below is based on an assumed initial public offering price of $       per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $      , assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock from us. The number of shares of our common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of                  , and excludes:
•
                 .

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of                  , the pro forma as adjusted net tangible book value per share after this offering would be $      , and total dilution per share to new investors would be $      .
If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us in full:
•
the percentage of shares of common stock held by the existing stockholders will decrease to approximately            % of the total number of shares of our common stock outstanding after this offering; and

•
the number of shares held by new investors will increase to            , or approximately            % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL AND OTHER DATA
The following tables present the selected financial and other data for Cariloha, Inc. and its subsidiaries. We have derived the selected statements of operations data and statement of cash flows for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021 and the selected balance sheet data as of December 31, 2019 and 2020 and September 30, 2021 from our consolidated financial statements included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim condensed consolidated financial statements. Our historical results for any prior period are not necessarily indicative of our future results.
	Years Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Statements of Operations Data:			(unaudited)
Sales	$68,497,851	$48,232,963	$34,060,861	$34,473,761
Cost of sales	26,390,276	19,769,906	14,143,700	13,213,836
Gross profit	42,107,575	28,463,057	19,917,161	21,259,925
Selling, general and administrative	40,775,508	28,674,351	21,195,617	21,835,334
Income (loss) from operations	1,332,067	(211,294)	(1,278,456)	(575,409)
Other income (expense):
Interest expense	(504,569)	(365,020)	(284,742)	(245,076)
Other income (expense), net	(285,371)	90,770	(143,798)	1,189,076
Other income (expense), net	(789,940)	(274,250)	(428,540)	944,000
Net income (loss)	542,127	(485,544)	(1,706,996)	368,591
Net loss attributable to noncontrolling interests	(21,787)	—	—	—
Net income (loss) attributable to Cariloha, LLC and subsidiaries	563,914	(485,544)	(1,706,996)	368,591
Payments to noncontrolling preferred members	(123,750)	(123,750)	(92,814)	(77,814)
Net income (loss) attributable to unit holders	$440,164	$(609,294)	$(1,799,810)	$290,777
Income (loss) per unit, basic and diluted	$44.02	$(60.93)	$(179.98)	$29.08
Weighted average units outstanding, basic and diluted	10,000	10,000	10,000	10,000
	Years Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Statement of Cash Flows Data:			(unaudited)
Net cash provided by (used in):
Operating activities	$3,916,447	$238,961	$(1,495,683)	$142,321
Investing activities	(233,802)	(553,410)	(265,362)	(524,749)
Financing activities	(3,797,388)	47,112	1,765,639	586,047

	As of December 31,		As of September 31, 2021
	2019	2020
Balance Sheet Data:			(unaudited)
Cash	$1,121,160	$853,823	$1,057,442
Total assets	34,039,508	30,041,786	33,270,648
Total liabilities	25,815,216	22,364,582	25,502,667
Total eqity	8,224,292	7,677,204	7,767,981

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in other parts of this prospectus.
Overview
We are an omni-channel brand focused on soft and sustainable bedding, clothing and bath goods made of eco-friendly viscose-from-bamboo, or Bamboo, one of the most renewable and sustainable resources on the planet. We provide customers with eco-friendly alternatives to traditional fabrics, and we’ve become one of few brands that has successfully developed a full line of products and home goods that utilizes fabrics produced from Bamboo. We market and sell our products through our fast-growing e-commerce channel, modern and efficient showrooms and wholesale channel. We are dedicated to creating a community for environmentally conscious consumers through our clean, sustainable, effective and thoughtfully designed products. We have cultivated deep relationships with our customers who continue to promote awareness of the brand, allowing us to achieve best-in-class unit economics and to significantly outpace our direct-to-consumer peers. Furthermore, our longstanding contractual marketing partnerships with major cruise lines provide us access to tens of thousands of new customers who visit our unique footprint of showrooms located in high-traffic destinations and cruise ports-of-call. Our award-winning product offering, deep digital connection with our consumers and integrated omni-channel accessibility position us for continued growth.
Where We Took Root and Continue Growing Today
Making a positive difference for people and our planet has always been our way since we started. From the very beginning, we have been driven by soft and sustainable products inspired by the island lifestyle.

2007

Cariloha is Born

2008

Opened our First Three Showrooms in St. Thomas, USVI; Cozumel, Mexico; and Ocho Rios, Jamaica

2009

Pivoted to All Sustainable Bamboo Products

Launched to the World our Sustainable Sheet and Towel Lines

Established Authorized Bamboo Farm for Sustainable Bamboo Fabrics

2010

Created Scalable Showroom Model

Launched Sustainable Bamboo Style and Bamboo Fit Lines

2011

Created and Launched 100+ **Sustainable Bedding, Clothing and Bath Products**

600% 3-Year Sales Growth

2012

Opened 47,000 Sq. Ft. Distribution Center

Launched Sustainability Educational Displays in Showrooms

2013

Doubled Online Sales

Launched Basics Line as a Core Sustainable Product Offering

2014

Expanded Soft and Sustainable Reach into Wholesale Distribution Channels: e.g., Costco Roadshow

Debuted our Resort Bamboo Sheets and our Premium Bamboo Bathrobes

2015

Online Sales Continued to Surge

Launched Sustainable Men's and Women's Bamboo Sleepwear

2016

70% Online Growth

Launched Cariloha's Bedding Suite, including the Cariloha Mattress

2017

Full Decade of Comfort and Sustainability

Introduced Sustainable, CertiPur-US Mattresses, Propelled AOV to $140

2018

Cariloha CEO, Jeff Pedersen, wins EY Entrepreneur of the Year

Over 1MM Global Social Media Fans and Subscribers

2019

Opened to the World our Cariloha Home Showrooms – Proven Successful with AOV of $175

Sustainable Bamboo Bedding Spotlighted by High-Profile Print and Broadcast Media

2020

Released Transparency on Reducing our Carbon Footprint through Carbon Offsetting until We Reach Net Zero

41% Online Growth

Amplified Digital Marketing and Media Exposure, Paving Way for DTC E-Commerce Growth

Committed, Sustainable Brand with Proven Track Record
Since inception, creating soft and sustainable products inspired by the island lifestyle has been at our core. We have consistently built upon our mission by organically discovering what is best for our customers and our planet. As we finalize our B Corp certification, which certification acknowledges companies that meet certain social and environmental standards, and introduce more programs and products that encourage customers to live more sustainable lifestyles, we are inspired by how our customers use our sustainable products to make positive differences in their lives and the world around them.

Ways we and are our customers are helping to save the planet together:
•
Utilizing sustainable Bamboo fabrics

•
Offsetting product carbon emissions

•
Reducing non-point-source pollution with organically grown bamboo

•
Minimizing carbon dioxide emissions through oxygen consuming bamboo

•
Decreasing waste by moving towards sustainable packaging that is biodegradable and recyclable

•
Conserving water by harvesting from authorized rain-fed bamboo fields

•
Advocating for action on climate change solutions

While we know our carbon emissions have not yet reached net zero, we believe we and our customers are on the right path toward reducing our carbon footprint. Our engagement of Green Story in 2020 has allowed us to develop a system to measure, track and provide our customers with visibility into the positive impacts they contribute to the environment, disclosing the carbon footprint and direct carbon offset for every product purchase they make. This carbon-neutral transparency is third-party verified to ensure that our carbon-offset projects function as they are supposed to and provide tangible benefits. We also work to ensure that these carbon-emission reduction and carbon-offsetting projects offer a better and more sustainable future for all customers by making efforts to end extreme poverty, reduce inequality and protect the planet.
Proven Infrastructure for Profitability, Support and Scale
Our vision is to create a Comfy Way to Save the Planet. Through thoughtful strategic planning and partnerships, we have created a robust infrastructure with investments across several functional areas that we believe will enable us to profitably scale.
•
We’ve successfully expanded our showroom footprint to 62 retail showrooms in 16 countries and territories, which has allowed us to create a global base and footprint that we continue to build upon.

•
We have longstanding contractual marketing agreements with nearly every major cruise line in the United States, including Carnival, Royal Caribbean, Norwegian, Princess, MSC and Holland America, among others. In 2019, our products were promoted onboard over 120 different cruise ships, which collectively carried over 11 million passengers to ports where our showrooms are located.

•
We maintain various e-commerce platform relationships to facilitate an extensive network of dropship capabilities, made possible through inventory, order, and shipment integrations between online destinations and Cariloha’s ERP platform.

•
Cariloha utilizes a leading Open SaaS ecommerce platform that provides the security, stability, and scalability needed to sustain rapid online growth. The website is hosted using industry-leading infrastructure and tools to boost page load speeds, conversions, and customer experience.

•
Our website supports 11 countries (including the US) and 47 languages (including English)

Key Factors Affecting Our Performance
Impact of COVID-19
Showroom Closures
In March 2020, the World Health Organization, or WHO, declared the spread of the coronavirus strain COVID-19 a global pandemic prompting the Center for Disease Control, or CDC, to issue a No Sail Order for all cruise ships departing the United States. As a result, we were forced to close all showrooms in cruise ports. These showrooms made up 59% of total showroom revenue in 2019. In most locations, we were able to work with our landlords to arrange for lease concessions and/or lease abatements and suspended or furloughed the majority of our hourly sales staff.
In addition, many U.S. states and localities issued lockdown orders forcing the closure of all non-cruise showrooms as well. While some showrooms in the U.S. began reopening in June 2020, most had limited traffic through the remainder of 2020. Our seven showrooms in Hawaii largely remained closed until November 2020, not returning to full capacity until March 2021.
In May 2021, the CDC modified the No Sail Order to a Conditional Sailing Order, allowing cruise ships to resume from U.S. ports of embarkation contingent upon new health and safety protocols. As a result, our showrooms began seeing cruise ships beginning July 2021. By September 30, 2021, we reopened all but nine of our showrooms in cruise ports, including three cruise port showrooms that were permanently closed.
The return of cruises has been successful thus far. While several cases of COVID-19 have occurred onboard cruise ships since returning in 2021, the new health and safety protocols allowed passengers to remain safe and itineraries to continue uninterrupted. As a result, all major cruise lines have continued to increase the number of ships sailing, as well as the per ship occupancy. Based on current cruise itineraries, we believe by December 2021 total cruise ship visits in ports-of-call where our showrooms are located will still only be 70% of pre-pandemic levels and 100% by early 2022.
Since opening our first Cariloha showroom in 2008, we have successfully expanded our showroom footprint throughout the United States, including Hawaii and the Caribbean. Prior to the COVID-19 pandemic, we added seven Cariloha showrooms in 2019. Due to the COVID-19 pandemic, we added no showrooms in 2020, but have since opened seven Cariloha showrooms in 2021. Our showrooms are an effective and profitable way to establish relationships with new customers by providing touch points, increasing brand awareness and generating more traffic to our online platform. We intend to accelerate our growth by continuing to open and operate profitable new showrooms across high-traffic locations.
Product Development
Our product development processes allow us to create soft and sustainable products with healthy product margins. Despite the global challenges from COVID-19, our product innovation and development continued, and we have been able to enhance our core Bamboo product categories. We, along with our manufacturing partners worked in lockstep to overcome many obstacles to continue providing sustainable Bamboo products that support our customers’ needs and wants. Our ability to develop products that are accepted by our customers is a factor affecting our revenue.
Supply Chain and Raw Material Pricing
Our commitment to sustainability starts at the source — right out of the ground — and extends all the way through the supply chain. Our manufacturing partners have shown resilience in keeping up with consumer demands and mitigating industry disruptions and global supply chain challenges, resulting from various natural disasters and the COVID-19 pandemic. We have formed meaningful relationships with our manufacturing partners that we continue cultivating and have led to stronger product margins over the years. To ensure the quality and confidence in a supply chain that could meet Cariloha’s desired sustainability standards, we work with existing, trusted manufacturing partners to help in the development and implementation of a sustainable supply chain.
As a result of the COVID-19 pandemic, we experienced supply chain disruptions, increases in raw material costs and increases in ocean freight rates, however, notwithstanding these challenges we have been able minimize the impact to margins. While margins decrease from 61.5% to 59.0% in 2019 and 2020 respectively, we have been able to return margins to pre-pandemic levels in the first nine month of 2021. For the nine months ended 2019, 2020 and 2021, gross margins were 61.6%, 58.5% and 61.7% respectively.
Key Financial and Business Metrics
Below is a summary of our key financial and business metrics. See the sections titled “Definitions” and “Non-GAAP Financial Measures” for additional information. For Active Customers, Average Order Value, Customer Acquisition Cost, first order Contribution Profit, Acquired Loyal Customers as a percentage of total customers and Lifetime Value, we exclude results from licensed store in-showroom transactions and non-Cariloha branded showrooms.

	Years Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
Gross margin	61.5%	59.0%	58.5%	61.7%
Net income (loss)	$542,127	$(485,544)	$(1,706,996)	$368,591
EBITDA (non-GAAP)(1)	$2,427,294	$1,104,364	(462,561)	1,370,412
Active Customers	95,816	101,003
Average Order Value	$172	$178
Customer Acquisition Cost	$13.43	$12.43
First order Contribution Profit	$55.97	$56.23
Acquired Loyal Customers as a percentage of total customers	30.2%	40.5%

(1)
EBITDA is a non-GAAP financial measure. For a reconciliation of EBITDA to net income (loss), its most directly comparable financial measure as calculated and presented in accordance with GAAP, read “Reconciliation of Non-GAAP Financial Measures.”

Gross Profit and Gross Margin
Gross profit is equal to our net sales less cost of sales. We define gross margin as gross profit as a percentage of our net sales. Other companies may report cost of sales differently than we do and as a result our gross margin my not be comparable.
EBITDA
We define EBITDA as net income (loss) adjusted to exclude interest income (expense), depreciation and amortization expense and income taxes. EBITDA is a non-GAAP financial measure. For a reconciliation of EBITDA to net income (loss), its most directly comparable financial measure as calculated and presented in accordance with GAAP, read “Reconciliation of Non-GAAP Financial Measures.”
Active Customers
We define Active Customers as a unique customer account from which a purchase was made across our platform at least once in the preceding 12-month period, which does not include cash and carry transactions in showrooms where the transactions are not tied to an account.
Customer Acquisition Cost and First Order Contribution Profit
We define Customer Acquisition Cost, or CAC, as our online, marketplace and showroom marketing expenses which we attribute to acquiring new customers divided by the number of customers acquired during that same period. We use CAC to measure the effectiveness of our marketing spend.
We define Contribution Profit as gross profit less fulfillment and selling expenses and the portion of marketing expenses attributable to the retention of the particular customer cohort, including marketing team costs.
To illustrate our successful customer acquisition strategy, the following chart compares the CAC to the first order Contribution Profit for those customers and demonstrates our ability to consistently acquire customers at a low cost and achieve immediate payback.

Average Order Value
We define Average Order Value, or AOV, as the sum of total gross sales from online, online marketplace and showroom divided by the total orders in that period. AOV varies depending on the channel through which we sell merchandise. We believe our high Average Order Value demonstrates the premium nature of our product. In 2020, Average Order Value for merchandise sold on Cariloha.com, Marketplace and Cariloha showrooms was $237, $103 and $177 respectively.
Through improved sales and marketing and introducing premium priced products and product bundles, AOV has progressively increased from $141 in 2017 to $178 in 2020.
Going forward, we may see Average Order Value decrease as showrooms reopen post COVID-19.
Acquired Loyal Customers
We define an Acquired Loyal Customer as any customer who has provided us with an email address or mobile number in order to receive future communications from us. We measure Acquired Loyal Customers as a percentage of total customers. We find that Acquired Loyal Customers purchase more than other showroom customers. In 2020, Acquired Loyal Customers had an AOV 28% higher than that of all customers. While the increase in percent of Acquired Loyal Customers to total customers benefited from the COVID-19 closure of showrooms, we expect to continue to see an increasing number of customers sharing contact information with the recent launch of our Bamboo Nation Rewards loyalty program.

Lifetime Value
We define Lifetime Value, or LTV, as the cumulative Contribution Profit attributable to a particular customer cohort divided by the number of customers in that cohort. We use LTV to measure the effectiveness of our customer acquisition strategy. Our Acquired Loyal Customers outspend other showroom customers over their lifetime. Because a large percentage of our transactions come from showroom customers who don’t share their email address or marketplace with no ability to retarget (combined 62.9% in 2019 pre COVID-19), we track LTV including only Acquired Loyal Customers. LTV including only Acquired Loyal Customers is as follows:
We also measure LTV for all customers. Lifetime Value for the 2017 cohort of customers is illustrated in the following chart:

Components of our Results of Operations
Sales
Sales is comprised of sales through various direct-to-consumer channels and wholesale partnerships. Direct-to-consumer channels include our Cariloha.com website, third-party ecommerce platforms, corporate owned showrooms and online portal in licensed showrooms. Our sales are recognized net of allowances for returns, discounts, credits, and any taxes collected from customers.
Cost of Sales
Cost of sales includes the purchase price of products, including inbound freight, duties and taxes, shipping supplies, returned product costs and obsolete inventory write-downs.
Gross Profit and Gross Margin
We define gross profit as net sales less cost of sales. Gross margin is gross profit as a percentage of our net sales. Other companies may report cost of sales differently than we do and as a result our gross margin my not be comparable.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include all personnel-related costs, marketing, rent and utilities, credit card fees, insurance, outbound freight costs, professional fees, travel costs, depreciation and amortization and other administrative costs.
Other Income (Expense), Net
Other income (expense) consists of interest expense, gain and losses on asset disposals, foreign currency exchange and other non-recurring transactions.

Operating Results for the Year Ended December 31, 2019 and 2020
The following table sets forth information comparing the components of operations and net income (loss) for the periods indicated.
	Year Ended December 31,		$	%	Year Ended December 31,
	2019	2020	change	change	2019	2020
Sales	$68,497,851	$48,232,963	$(20,264,888)	-29.6%	100.0%	100.0%
Cost of Sales	26,390,276	19,769,906	(6,620,370)	-25.1%	38.5%	41.0%
Gross profit	42,107,575	28,463,057	(13,644,518)	-32.4%	61.5%	59.0%
Operating expenses
Selling, general and administrative	40,775,508	28,674,351	(12,101,157)	-29.7%	59.5%	59.4%
Operating income/(loss)	1,332,067	(211,294)	(1,543,361)	-115.9%	1.9%	-0.4%
Other income/(expense)	(789,940)	(274,250)	515,690	-65.3%	-1.2%	-0.6%
Net income (loss)	542,127	(485,544)	(1,027,671)	-189.6%	0.8%	-1.0%
Sales
Sales were $48.2 million for the year ended December 31, 2020, a decrease of $20.3 million, or 29.6%, compared to $68.5 million of the year ended December 31, 2019. Showroom sales decreased by $28.6 million, or 69.1%, compared to the year ended December 31, 2019 as a result of showroom closures related to COVID-19. Ecommerce sales increased by $9 million or 41%, compared to the year ended December 31, 2019 as a result of focused marketing spend in high returns channels such as paid Search and paid Social, which helped lead to a 41% increase in site traffic year over year. Additionally, ecommerce experienced sales growth as a result of new partnerships as well as continued growth from established partnerships.
Cost of Sales, Gross Profit and Gross Margin
Cost of sales decreased by $6.6 million or 25.1%, for 2020 compared to 2019, primarily due to a decrease in product and shipping costs associated with the decrease in retail showroom sales due to COVID-19. Gross profit decreased by $13.6 million, or 32.4%, for 2020 compared to 2019. Gross margin was 59.0% for the year ended December 31, 2020 compared to 61.5% for the year ended December 31, 2019. The decrease is mainly attributable to a change in product mix and an increase in sales discounts.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $28.7 million for the year ended December 31, 2020, a decrease of $12.1 million, or 29.7%, compared to $40.8 million for the year ended December 31, 2019. The decrease in selling, general and administrative expenses is mainly attributable to a decrease in showroom-related expenses due to COVID-19 closures.
Other Income (Expense), Net
Other expense, net was $0.3 million for the year ended December 31, 2020, a decrease of $0.5 million, or 65.3%, compared to $0.8 million for the year ended December 31, 2019. The decrease is mainly due to Payroll Protection Program (PPP) loan forgiveness.

Operating Results for the Three Quarters Ended September 30, 2020 and 2021
The following table sets forth information comparing the components of operations and net income (loss) for the periods indicated.
	Three Quarters Ended		$	%	Three Quarters Ended
	September 30, 2020	September 30, 2021	change	change	September 30, 2020	September 30, 2021
Sales	$34,060,861	$34,473,761	$412,900	1.2%	100.0%	100.0%
Cost of sales	14,143,700	13,213,836	(929,864)	-6.6%	41.5%	38.3%
Gross profit	19,917,161	21,259,925	1,342,764	6.7%	58.5%	61.7%
Operating expenses
Selling, general and administrative	21,195,617	21,835,334	639,717	3.0%	62.2%	63.3%
Operating income/(loss)	(1,278,456)	(575,409)	703,047	-55.0%	-3.8%	-1.7%
Other income/(expense)	(428,540)	944,000	1,372,540	-320.3%	-1.3%	2.7%
Net income (loss)	(1,706,996)	368,591	2,075,587	-121.6%	-5.0%	1.1%
Sales
Sales were $34.5 million for the three quarters ended September 30, 2021, an increase of $0.4 million, or 1.2%, compared to $34.1 million for the three quarters ended September 30, 2020. Sales from our wholesale channel increased by $1.8 million as a result of increased roadshows. This increase was offset by a $1.1 million decrease in ecommerce sales mainly as a result of changing from retail to wholesale on Amazon revenue due to outsourcing management of our Amazon channel.
Cost of Sales, Gross Profit and Gross Margin
Cost of sales decreased by $0.9 million, or 6.6% for the three quarters ended September 30, 2021, compared to the three quarters ended September 30, 2020. Gross profit increased by $1.3 million, or 6.7%, for the three quarters ended September 30, 2021 compared to the three quarters ended September 30, 2020. Gross margin was 61.7% for the three quarters ended September 30, 2021 compared to 58.5% for the three quarters ended September 30, 2020. The changes were primarily attributable to an increase in sales through higher margin channels.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $21.8 million for the three quarters ended September 30, 2021, an increase of $0.6 million, or 3.0%, compared to $21.2 million for the three quarters ended September 30, 2020. The increase in selling, general and administrative expenses is mainly attributable to an increase in corporate overhead associated with continued company growth.
Other Income (Expense), Net
Other income (expense), net was $0.9 million for the three quarters ended September 30, 2021, an increase of $1.3 million, compared to ($0.4) million for the three quarters ended September 30, 2020. The increase is mainly attributable to income related to PPP loan forgiveness.

Cash Flows
The following table summarizes our cash flows for the periods presented:
Statement of Cash Flows Data:	Years Ended December 31,		Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Net cash provided by (used in):
Operating activities	$3,916,447	$238,961	$(1,495,683)	$142,321
Investing activities	(233,802)	(553,410)	(265,362)	(524,749)
Financing activities	(3,797,388)	47,112	1,765,639	586,047
Operating Activities
Cash provided by operating activities was $0.2 million for the year ended December 31, 2020, a decrease of $3.7 million from cash provided by operating activities for the year ended December 31, 2019. The decrease was primarily the result of operating losses driven by COVID-19 showroom closures. The decrease was also impacted by changes in operating assets and liabilities mainly related to fluctuations in accounts receivable and accounts payable.
Cash provided by operating activities was $0.1 million for the three quarters ended September 30, 2021, an increase of $1.6 million from cash provided by operating activities for the three quarters ended September 30, 2020. The increase was primarily the result of operating income due to showrooms reopening. The increase was also impacted by changes in operating assets and liabilities related to fluctuations in accounts payable and inventories.
Investing Activities
Cash used in investing activities was $0.5 million for the year ended December 31, 2020, an increase of $0.3 million from cash used in investing activities for the year ended December 31, 2019. The increase was primarily because we did not have proceeds from acquisitions in 2020.
Cash used in investing activities was $0.5 million for the three quarters ended September 30, 2021, an increase of $0.3 million from cash used in investing activities for the three quarters ended September 30, 2020. The increase was primarily due to the purchase of property and equipment related to new showroom openings.
Financing Activities
Cash provided by financing activities was $47 thousand for the year ended December 31, 2020, an increase of $3.8 million from cash used in financing for the year ended December 31, 2019. The increase is primarily the result of net increases on our Revolving Line of Credit and proceeds from PPP loans.
Cash provided by financing activities was $0.6 million for the three quarters ended September 30, 2021, a decrease of $1.2 million from cash used in financing for the three quarters ended September 30, 2020. The decrease is primarily the result of a decrease on proceeds from the Revolving Line of Credit.
Off-Balance Sheet Arrangements
As of December 31, 2020 and September 30, 2021, we did not have any off-balance sheet arrangements.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the last eleven quarters of the period ended September 30, 2021. The unaudited quarterly consolidated statement of operations data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information. The results of historical quarters are not necessarily indicative of the results of operations for a full year or any future period.
	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sep 30, 2021
	(in thousands)
Sales	$16,889	$16,064	$16,519	$19,026	$14,650	$8,374	$11,037	$14,172	$9,095	$11,400	$13,978
Cost of sales	6,535	6,042	6,406	7,408	6,337	3,483	4,323	5,626	3,515	4,265	5,434
Gross profit	10,355	10,022	10,112	11,618	8,312	4,891	6,714	8,546	5,580	7,135	8,545
Operating expenses SG&A	9,701	9,789	10,124	11,162	10,169	5,157	5,869	7,479	6,147	7,063	8,626
Operating income/(loss)	654	234	(12)	456	(1,857)	(267)	845	1,067	(566)	72	(81)
Other income/(expense)	(108)	(90)	(42)	(550)	(70)	(87)	(272)	154	522	(102)	524
Net income (loss)	546	144	(54)	(94)	(1,927)	(354)	573	1,221	(45)	(30)	444
Quarterly Trends
Due to the COVID-19 pandemic, all Cariloha showrooms were closed in March of 2020, which negatively impacted our revenue and profitability. While quarterly e-commerce revenue continued to grow during 2020 with a 41% growth e-commerce growth rate year-over-year, showroom revenue decreased by 67% in 2020 versus the previous year. As we begin to emerge from COVID-19 pandemic and our showrooms re-open, our revenue and gross profit are increasing and rebounding to pre-pandemic levels with continuous quarterly growth in 2021.
Recent Accounting Pronouncements
See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional details regarding recent accounting pronouncements.
Critical Accounting Policies
Revenue Recognition
The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied. The Company recognizes revenue from the sale of products when the performance obligation is satisfied, which is typically upon shipment to the customer, so long as there is evidence a contract exists and the transaction price is known. Sales are reported net of discounts.
Certain contracts are billed in advance and are deferred until earned. Customer deposits for these billings are recorded as deferred revenue and are included with accrued expenses and other current liabilities. Proceeds from the sale of a gift cards are initially deferred and recognized within unredeemed gift card liability on the consolidated balance sheets, and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is not requirement to remit unclaimed card balances to the government agencies, an estimate of the gift card balance that will never be redeemed is recognized as revenue in proportion to the gift cards which have been redeemed.
Product Returns and Exchanges
The Company provides its customers a contractual 30-day right of return. The Company estimates potential future product returns and exchanges which is recorded as a reduction of sales and as an accrued expense. The Company’s estimates are based on its analysis of historical returns and exchanges. Actual returns may vary from these estimates if the Company experiences a change in actual sales returns or exchange patterns due to unanticipated changes in products or competitive or economic conditions. The amount of accrued product returns and exchanges as of December 30, 2020 September 30, 2021 was $300,000 and $215,000, respectively.
Shipping and Handling Costs
Shipping fees billed to customers are recorded as revenue, and shipping costs are recognized within selling, general and administrative expenses in the same period the related revenue is recognized.
Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable is considered past due when payment has not been received according to the payment terms. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories. Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable as of each of December 31, 2020 and September 30, 2021 was $60,000.
Inventories
Inventories include material, production costs, and applicable overhead, not in excess of estimated realizable value. Inventories are recorded at the lower of cost or market, with cost being determined on a first-in, first-out method. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts and provides a reserve for such items.
Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statements of income for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s long-lived assets to be impaired as of December 31, 2020 and September 30, 2021.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:
Furniture and fixtures:	5 – 7 years
Leasehold improvements:	5 – 10 years
Office and computer equipment:	5 years
Leased Property and Equipment
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.
Right-of-use assets represent the right to control the use of lease assets during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustment for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis over the lease term.
Variable lease payments, including contingent rental payments based on sales volume, are recognized when the achievement of the specific target is probable. A right-of-use asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
The Financial Accounting Standards Board, or FASB, issued guidance in April 2020 related to accounting for lease concessions made in connection with the effects of COVID-19. In accordance with this guidance, the Company has elected to treat COVID-19 related lease concessions as variable lease payments. Lease concessions of $1,586,871 were recognized during the year ended December 31, 2020.
Liquidity and Capital Resources
Our primary sources of liquidity are cash, capacity from our Revolving Line of Credit and cash flows from operating activities. Our primary cash needs are for working capital requirements, debt service and capital expenditures for new showroom openings and remodeling existing showrooms. Our working capital needs depend on the timing of cash receipts from sales, payments to vendors, changes in inventories and lease payment obligations. If cash flows from operating activities are not sufficient to meet ongoing capital requirements and capital expenditures, we may need to raise additional capital or obtain additional financing. We cannot assure you that we could raise additional capital or obtain additional financing, see “Risk Factors — Risk Related to our Business”.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in the financial market process and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currently exchange rates.
Interest Rate Risk
Our operating results are subject to risk from interest rate fluctuations on our Revolving Line of Credit, which has a variable interest rate. As of December 31, 2020 and September 30, 2021, we had $1,381,570 and $2,350,184 of variable interest rate debt outstanding, respectively.
Foreign Current Exchange Risk
Our reporting currency is the U.S. dollar. Gains or losses due to transactions in foreign currencies are reflected in the consolidated statement of operations under the line-item other income (expense), net. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE
Getting to the Root of the Problem to Create a Sustainable Solution
Our commitment to sustainability starts at the source  — right out of the ground  — and extends all the way to our customers’ homes. We strive to make sustainable decisions across our business, but we recognize everything we do has an impact on the environment, including everything we sell. Sustainability for us starts by using Bamboo in all of our products. As a natural resource, bamboo is organically grown without the use of pesticides, self regenerates without the need for replanting and is irrigated exclusively by natural rain water. Viscose from bamboo is derived from this renewable and sustainable resource and unlike traditional fabrics, does not have to be treated or sprayed with chemical finishes to provide performance characteristics, making it a sustainable alternative. We recognize that the production of most fabrics, including Bamboo, can require chemicals in processing that are harmful to the environment, however, we believe by using Bamboo we can reduce that impact for the reasons described in the chart below, each of which apply to the Bamboo used in our products.

SAVES OUR SOILS

PROBLEM

Every year, the U.S. generates 22.4 billion pounds of post-consumer textile waste, which ultimately ends up in U.S. landfills. The recycling rate for items such as sheets and pillowcases is only 16.3 percent – landfills get the majority of everything else.

BAMBOO SOLUTION

Bamboo viscose fibers naturally dissolve back into the earth, making for cleaner, safer soils. It's easier on our landfills, better for dirt quality, and doesn't leave as many unwanted, unusable byproducts. As part of Cariloha's White Glove Service, we remove and dispose of customers' older mattresses in an environmentally friendly way by separating mattress components to be recycled or turned into new products such as padding for carpeting.

SAVES OUR OCEANS

PROBLEM

Most pollution to the marine environment comes from the land. One of the biggest contributors is nonpoint source pollution, which occurs from runoff. Nonpoint source pollution comes from septic tanks, cars, boats, and even farms, ranches, and forest areas. It makes rivers and ocean water unsafe for humans and wildlife.

BAMBOO SOLUTION

Because bamboo never has to be uprooted or reseeded after harvesting, and it doesn't use harmful chemicals or herbicides, it helps retain and improve soil health and prevents dangerous water or chemical runoff that can pollute our oceans and waterways.

CLEANS OUR AIR

PROBLEM

Air pollution and carbon dioxide levels in the atmosphere are on the rise and becoming more egregious every year. Air pollution is now considered one of the world's largest environmental health threats. It causes and exacerbates diseases, including asthma, cancer, pulmonary illnesses and heart disease.

BAMBOO SOLUTION

Bamboo becomes a highly beneficial tool to clean the air we breathe. Carbon dioxide is released into the atmosphere when hydrocarbon fuels (wood, coal, natural gas, gasoline, and oil) are burned. During combustion or burning, carbon from fossil fuels combine with oxygen in the air to form carbon dioxide. Stands of bamboo consume 45% more carbon dioxide and can produce 35% more oxygen than an equivalent stand of trees.

PREVENTS EROSION

PROBLEM

Once hardwood forests are clear-cut and the stumps are burned to provide fertilizer and space for growing crops, erosion inevitably occurs as the topsoil and nutrients are washed away by rainfall. The eroded soil then clogs rivers and streams and affects the lives of people and animals living downstream.

BAMBOO SOLUTION

Bamboo roots renew themselves and remain in place after harvesting, preventing erosion and helping retain nutrients for the next harvest. Bamboo can grow in arid regions where droughts cause other crops to fail and, since the roots are left in place after harvesting, it helps to preserve vital moisture in the soil.

GROWS ORGANICALLY

PROBLEM

The health effects of pesticides depend on the type of pesticide. Some harmful pesticides can affect the nervous system, while others may irritate the skin or eyes. Plant fertilizers can irritate or poison people and pets if they're touched, inhaled or accidentally ingested. Nitrates are the ingredients that cause the poisoning. Nitrates are a form of nitrogen that plants can easily absorb.

BAMBOO SOLUTION

Bamboo requires no fertilizer, pesticides or chemicals to grow. It has no harmful residues left on it compared with non-sustainable, chemically damaging cultivation that other fabrics may require. Bamboo sequesters nitrogen and does not add chemicals to the environment.

RENEWS ITSELF NATURALLY

PROBLEM

Loss of trees and other vegetation causes climate change, desertification, soil erosion, fewer crops, flooding, and increased greenhouse gases in the atmosphere. The threats manifest themselves in the form of deforestation and forest degradation. The main cause is agriculture (poorly planned infrastructure is emerging as a big threat too) and the main cause of forest degradation is illegal logging.

BAMBOO SOLUTION

When you cut down bamboo, it grows right back. It's part of the grass family. No reseeding or harmful chemicals are needed – just clean soil, sunshine and water. The bamboo lifecycle stays perpetually in motion, constantly enriching and replenishing the world around it. From soil-enriching mulch to ultra-soft bed sheets, every part of the plant can be utilized. Bamboo sustainability starts and ends in the soil.

Environmental
Sustainable living is in our DNA, and we strive to provide comfort with a conscience by using Bamboo in all of our products, other than our bedframes. One of the founding elements of Cariloha was to find a more sustainable fabric, not to follow a trend, but to forge a new path to save our planet while creating a premium product we could share with the world. Sustainable living has been part of what we do since our inception, and because Cariloha products are carbon neutral from cradle to gate (from the cultivation of the bamboo plant until we ship the product), we believe we have found a way to make life better. Not only because our Bamboo fabrics are more sustainable than many traditional fabrics, but because they are also softer on the planet. In fact, we believe there is no comfier way to save the planet than by wearing and using Cariloha Bamboo products.
We ensure that our products are made with the highest quality Bamboo fabrics. To provide greater transparency, in 2020 we engaged Green Story to assist us with quantifying the impact of our sustainable manufacturing and develop a system to measure our on-going environmental impacts, which allows us to provide our customers with visibility into the positive impacts they contribute to the environment with every purchase of our products.
We engaged Green Story to analyze the lifecycle impact of our products to assist us with (1) refining our operations and supply chain to reduce our carbon footprint and water consumption and (2) communicating with stakeholders regarding our environmental goals and performance. Our bed, bath and apparel products, excluding our bed frames, are Bamboo rich, and may also contain readily available traditional fabric blends such as cotton, polyester, nylon and elastane. Our mattress covers and top layers are made primarily from Bamboo with the core base layers made from typical foam material. Our bed bases are constructed of steel alloy and olefin foam pad. By using our naturally renewable rain-fed bamboo, we are able to create bedding, apparel and bath goods that we estimate have 28% less Greenhouse Gas Emissions, or GHG, 48% less water consumption and 64% less energy usage than comparative conventional cotton fabrics, according to our Green Story 2020 Comparative Life Cycle Impact Assessment. This cradle-to-gate comparative life cycle inventory, or LCI, encompasses all upstream processes of manufacture, from raw material acquisition to fiber and fabric manufacture – everything that occurs from the cultivation of the bamboo plant until we ship the product, including the impact of materials, production and transportation. All the life stages of sustainable and conventional cotton fabrics up until the products are ready for distribution to consumers were analyzed to estimate the net impact savings across three key metrics: GHG emissions, primary energy use and blue water consumption. This study assumed the same transportation distances, modes of transportation, and energy sources required for production of both Bamboo and conventional cotton fabrics, with the primary difference being the type of material comprising the fabrics. In assessing the difference in environmental impact of Bamboo as compared to conventional cotton fabrics, Green Story’s assumptions and estimates included statistical data and estimates from independent industry publications and other publicly available information. We have not independently verified the accuracy or completeness of the date contained in these industry publications and other publicly available information.
In March 2020, a global stay-at-home order caused positive changes in pollution levels. NASA reported that COVID-19 pandemic restrictions have reduced global nitrogen dioxide concentrations by nearly 20%. It showed us that nature is eager to restore, too. All we need to do is make a little room. Our purpose-driven mission inspires our commitment to measure, reduce and offset our carbon footprint and continuously find new ways to innovate our sustainable, eco-friendly product portfolio.
Measure
We measure kilograms of carbon dioxide equivalent emissions, or kg CO2e, in all our Bamboo products. The Carbon Dioxide, or CO2, emissions from human activities, like burning fossil fuels and clear-cutting forests, are rising faster than the planet can naturally regulate, resulting in climate change. And, our specific carbon footprints are the kg CO2e that we’re treading or emitting every single day to make our Bamboo products. The softer we can make those footprints, the better.
We start the measuring process by assessing our own carbon footprint (the kg CO2e to make our products) using the ground-to-home and back-again globally accepted ISO 14044 methodology to calculate our product footprint. While we work to reduce our overall footprint in using natural materials in our products, we invest in funding carbon offset projects to help neutralize the rest.
By using sustainable Bamboo in our products, we believe our footprint is already much softer than many other companies. And every little step makes a difference. We know even more effort is needed to reduce our kg CO2e emissions all the way to net zero than just using bamboo, and some emissions are still unavoidable. This is where our Carbon Footprint Reduction Initiative will have the strongest impact.

Reduce
By using our naturally renewable rain-fed bamboo in all product categories (other than bedframes), we are able to create bedding, apparel and bath goods that we estimate have 28% less Greenhouse Gas Emissions, or GHG, 48% less water consumption and 64% less energy usage than comparative conventional fabrics according to cradle-to-gate our Green Story 2020 Comparative Life Cycle Impact Assessment of Cariloha.

## WAYS CARILOHA SAVES THE PLANET

Impact of Cariloha's sustainable fabrics against comparative conventional fabrics.[1]

124
kgCO2e
89
kgCO2e
(28)%
vs. cotton
1,705
Liters
894
Liters
(48)%
vs. cotton
16,281
MJ
5,875
MJ
(64)%
vs. cotton
GREENHOUSE GAS EMISSIONS²
WATER CONSUMPTION³
ENERGY USAGE⁴
Cotton
Cariloha

1 Source: Green Story Comparative Life Cycle Impact Assessment of Cariloha. Measurements are per kg of fabric.
2 GHG Emissions measured in kgCO2e. Carbon Dioxide Equivalent (CO2e) represents greenhouse gases in a common unit.
3 Water Consumption measured in liters.
4 Energy Usage measured in MJ. MegaJoule (MJ) represents a measurement of energy equivalent to 1MM joules.

With self-replenishing bamboo being our renewable material of choice, sustainability is always inherent to our product design process. We start with bamboo, working with it from seed to shelf, not integrating it later as an afterthought. Doing so allows us to develop and release lower-impact products to customers that help them live more comfortably and sustainably.
To help our sustainability efforts take root and become the norm, quantifying our Bamboo products’ environmental impacts has become as important as calculating profit margins and feasibility. The same way we would account for any costs associated with our products to determine their profitability and competitiveness, the Life Cycle Assessment, or LCA, that we perform accounts for the environmental impact of our products to determine if producing them is environmentally sustainable.
As we assess our carbon emissions, we recognize that we can do more to reduce our impact. To extend our reduction efforts, we have framed 9 measurable goals included within our Carbon Footprint Reduction Initiative that will help reduce our product emissions throughout all our product categories by 2025. All have alignment indicators within the 17 United Nations’ Sustainable Development Goals, or UNSDG, including responsible consumption and production, affordable and clean energy, climate action, life below water, industry, and innovation and infrastructure.
Our Carbon Footprint Reduction Initiative is a strategic framework for our measurable commitment to a better planet and focuses on the emission reduction in the following four key areas: Bamboo Renew, Renewable Materials, Business Operations, Packaging Sustainability.

CARBON FOOTPRINT REDUCTION INITIATIVE

STRATEGIC FRAMEWORK FOR OUR MEASURABLE COMMITMENT TOWARD A COMFY WAY TO SAVE THE PLANET.

PACKAGING SUSTAINABILITY

Reduce Use of Non-Sustainable Packaging Materials.

CARILOHA

Use Recyclable Product Packaging in

100%

of All Product Categories

Incorporate High Degree Recycled Content in

100%

of All Packaging

Eliminate Plastic Peripheries such as Single-Use Bags Where Possible across all

3

Product Categories

UNITED NATIONS SDG: 12 13 14

RENEWABLE MATERIALS

Replace Non-Bamboo, Petroleum-Derived Fibers in Blended Fabrics with Eco-Friendly Solutions.

Every Year

12 M

Tons of Plastic is Dumped into Our Oceans

Use Post-Consumer Recycled Yarn Made of Ocean Waste to Replace

100%

of Our Products' Petroleum-Based Fiber Blends

UNITED NATIONS SDG: 12 13

BAMBOO RENEW PROGRAM

Provides a Pathway for Customers to Renew, Upcycle or Recycle Previously Used Bamboo Products.

CARILOHA

82%

of Products Classified as Waste can be Renewed and Resold

100%

of Showrooms and Cariloha.com to Provide Bamboo Renew Stations

100%

of Product Categories to Feature 'Bamboo Renew' Products to then be Resold Online

UNITED NATIONS SDG: 12 13

BUSINESS OPERATIONS

Demonstrate Environmental Efficiency in Workplace and Showroom Operations.

Committed to Carton Recycle Program Worldwide in

100%

of Showroom Locations

Become LEED Certified Office by

2025

100%

of Domestic Showrooms to Provide Services for Typically Non-Recyclable Post-Consumer Textiles

UNITED NATIONS SDG: 7 9 12

Offset
We are tackling our product emissions by investing in four main carbon offset projects, such as renewable energy, forest conservation, energy efficiency and waste to energy. These projects reduce future carbon emissions and help remove existing CO2 from the atmosphere.

Cutting out all avoidable carbon emissions without any offsetting is our long-term goal. Until we get there, we are holding ourselves accountable and working with the Bamboo Nation to offset what’s left over, further helping to save the planet in comfortable, sustainable ways. Our carbon offsets provide crucial funding for carbon offset projects to help make our products more carbon neutral from seed to shelf.
By our choosing to work with a very regenerative material, bamboo, we believe we are doing more to be part of the solution rather than the problem when it comes to carbon and climate change.
From establishing a sustainable supply chain to carbon offsetting, we recognize that we have a deep connection to our planet, its protection and future. Our carbon offsetting efforts let us tie up loose ends that come from producing products. Being able to offset our carbon emissions gives us more control over the outcomes of our efforts.
The four main types of carbon offset projects we focus on are based on what they do for emissions: avoid, reduce, remove or destroy. The different projects elicit varied results when it comes to carbon. Clean energy initiatives invest in alternative sources to reduce our dependency on fossil fuels. While nature-based solutions remove carbon that has already been emitted. We focus on projects that have an immediate impact on avoiding and reducing carbon and around 70% of the importance is given to renewable energy projects, as they have permanent and immediate results.
Carbon offsetting is a vital part of our journey and contribution towards our net zero target. Cariloha is focused on making a positive difference for people and planet. We believe our carbon neutral efforts are about more than just carbon. By shopping our sustainable Bamboo products, which let customers live and sleep better, we are investing in projects that foster stronger communities, cleaner skies, and healthier planet.
Sustainability Standards
At Cariloha, we prioritize sustainability, trust and transparency. Our purpose-driven mission inspires our commitment to reduce our environmental footprint. Our products undergo testing to meet the highest standards and, as of September 30, 2021, our manufacturing partners hold the following certifications:
•
CertiPur-US:   Our mattress and foam pillow manufacturing partner has been certified through the CertiPur-US program, which tests products to meet rigorous standards for emissions, content, performance and durability. Approved foams are low emissions for indoor air quality, made without ozone depleters, heavy metals, formaldehyde and prohibited phthalates.

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Fair Trade:   Fair Trade helps support environmental stewardship, fair wages and safe working conditions for farmers and working communities. We utilize Fair Trade manufacturing partners for various apparel styles.

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OEKO-TEX Standard 100:   Our bedding and bath manufacturing partners have received Oeko-Tex Standard 100 certifications, which tests for harmful substances.

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Water Consumption:   The bamboo we use in our sustainable Bamboo products is a natural, rain-fed resource that does not require irrigation, and our Bamboo products have 48% less water consumption than comparative conventional fabrics according to our Green Story 2020 Comparative Life Cycle Impact Assessment of Cariloha.

Social
Cariloha’s Community
We have a very low turnover rate and over 25% of our corporate employees have been with us for more than 10 years. We promote a diverse work environment and emphasize being passionate about what we do, having fun together at work and outside of work, being trustworthy, and working as a team. We’ve organized a proven infrastructure, where each employee is empowered to execute their role and achieve positive results that help accomplish our overarching goals and objectives. We offer competitive compensation and benefits packages and strive to promote the well-being of our employees and their families by offering health, financial and wellness programs, recognition programs, paid holidays, remote work opportunities as well as flexible paid time-off policies to accommodate individual circumstances. We anticipate hiring additional employees to support the growth of our business and to inspire our customers to join our community.
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Diverse Workforce.   We believe a diverse workforce makes us better. Currently more than 60% of our workforce is female, including 45% of our management team across our global workforce. In addition, we estimate more than one-third of our employees come from various ethnicities. We also welcome those of the LGBTQIA community to be part of our company.

Maui, HI - Shops at Wailea Managers

Grand Bahama Team

St. Thomas, USVI Manager

FITTING ROOMS
Cozumel Puerta Maya w/ CEO, Jeff Pedersen

ST. JOHN, US VIRGIN ISLANDS
St. Thomas, USVI Interns

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The Cariloha Way.   Our unifying message among all our Cariloha employees is captured in our Cariloha Way guiding principles, encouraging employees to exceed customer expectations, promote eco-friendly living through our soft, sustainable Bamboo products and infuse CARIbbean style with aLOHA spirit into all we do. The Cariloha Way is how we inspire our team to spread the Style of the Caribbean and the Spirit of Aloha everywhere they go. We fully desire and encourage our team to dream beyond limits, enliven the ordinary world, love what they do, smile in the moment, own every opportunity and believe what they do today will have a lasting impact on tomorrow. We embody that in our desire to create soft and sustainable products, along with our own day-to-day energy consumption for to a more sustainable future.

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Recognition.   We believe helping employees know they matter and are valued is critical to our success. We strive to create a working environment and culture that is comfortable, fun and rewarding. With the intense challenges brought on by the COVID-19 pandemic, we are more aware than ever of the dedication of our employees. We recognize our employees through unique earned recognition awards, including the following long-running awards that have fostered a sincere affinity for our company that has spread in a genuine, organic way throughout our business:

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Live Your Dream $2,500 Award.   We endeavor to foster the mentality within our business of pursuing goals, passions and dreams now, and we recognize annually our outstanding employees with $2,500 toward fulfilling one of their lifelong dreams. Thus far, we’ve recognized more than 40 employees with this Live Your Dream Award.

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Captain’s Achievement $3,000 Award.   We created the Captain’s Achievement Award to recognize employees who have deeply impacted our business. We present this award every December to those who have taken the helm, stayed the course, and forged the way for our business.

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Pewter Pineapple 10-Year Award.   Annually, we recognize employees who have shown a commitment to excellence for 10 years with a pewter-cast pineapple award and a custom-made in-house-illustrated caricature of each employee, which hangs in our corporate building.

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Crystal Pineapple 20-Year $10,000 Award.   We honor the leaders, innovators, and builders of our business who have contributed for 20 years and beyond. We present each recipient with our custom-made Crystal Pineapple Award, representing the employees’ timelessness, vision, and dedication, along with a 30-day sabbatical and $10,000 toward a lifelong dream.

Supply Chain
From the beginning, Cariloha has committed to achieving a triple bottom line by being financially, environmentally and socially responsible in all of our business practices. We have grown to become a globally recognized brand specializing in bedding, clothing and bath goods made of comfortable, sustainable Bamboo.
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Manufacturing Partners.   Our commitment to sustainability starts at the source — right out of the ground — and extends all the way through the supply chain. Our supply chain is comprised of a relatively small network of partners who have been carefully selected, vetted, onboarded and governed in a responsible manner. To ensure the quality and confidence in a supply chain that could meet Cariloha’s desired sustainability standards, we first approached existing, trusted manufacturing partners to help in the development and implementation of a sustainable supply chain. All additional, new manufacturing partner relationships that have been developed over the years have been with the oversight and approval of executive leadership who have personally visited, built relationships with, and approved these partners directly.

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Vendor Compliance.   Every manufacturing partner is required to sign individual Vendor Compliance Agreements based on our Vendor Compliance Guide (VCG) that outline the standards for the production of our sustainable products. This VCG includes governing social regulation surrounding Child Labor Laws, the FCPA and the principles of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transitions.

Customers
Since our mission is to provide customers with soft and sustainable products, it goes without saying that how we take care of our customers is a measure of our success. We take pride in how passionate our customers are about their Cariloha Bamboo products and the high reviews only tell part of the story. We recognize that when customers purchase their sustainable Bamboo bedding, bath or apparel products, they are investing in their health and contributing to a healthier planet. That is why we go above and beyond to make our customer experience easy and convenient.
All our mattresses are sold with a 100-Night Free Trial, so customers can sleep on them and get fully acclimated to their Cariloha Bamboo mattress, or we will refund their money and retrieve their mattress to ensure that it is disposed of in an environmentally responsible way. We also offer a 30-Night Satisfaction Warranty on all sustainable Bamboo sheets and pillows because we understand many of our customers need to sleep on our products before they know whether they meet their expectations.
We even offer a white-glove service to coordinate setting up our customers’ new mattresses, bases or bed frames, also removing and disposing of their old mattresses or bed frames in an environmentally friendly manner. By taking this customer-first approach throughout our business, we have built a culture where customers trust the Cariloha name and have the peace of mind that they are investing in the types of sustainable products that will improve their everyday lives.
Giving Back within Our Global Communities
Building and fortifying our Bamboo Nation is how we give back. Part of building Bamboo Nation is to create a network of hands across the globe who are ready and willing to be part of our Cariloha Cares Social Calendar. We want to provide opportunities for the Bamboo Nation to come together to give back wherever they may be.

2022 Cariloha Cares Calendar
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Jan 1 — Green New Year’s Resolution. Ask customers, followers to share their Green New Year’s resolution.

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Mar 18 — Global Recycling Day. Social Conversation + Showroom Involvement. Seeking to give opportunities for domestic showrooms to provide services to customers for their typically non-recyclable post-consumer textiles.

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Mar 22 — World Water Day. Social Conversation + Showroom Involvement. Promote water saving by using bamboo.

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Apr 22 — Earth Day. Social Conversation + Showroom + Influencers + PR. Create a Cariloha event that people could participate in across all showrooms; i.e., Beach Clean Ups, Plogging (Jogging and Picking up trash — Trash 5K), River Clean Up, Mountain Clean Ups, Planting Trees, Cleaning up streets, etc.

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Apr 29 — Arbor Day. Social Conversation + Showroom + Influencers + PR. Charitable contribution to our FSC vendors and partners.

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Jun 8 — World Oceans Day. Social Conversation + Showroom Involvement. Create a Cariloha ocean-appreciation and clean-up event for showroom employees and fan base located by the oceans. Beach Clean Ups. Donating to repopulating coral.

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Jun 22 — World Rainforest Day. Social Conversation + Showroom Involvement. Cariloha event for showrooms and fans near rain forests, specifically in Puerto Rico and Hawaii, where participants can help in cleanup and appreciation projects.

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Jul 1-7 — National Clean Beaches Week. Social Conversation + Showroom Involvement. Cariloha event where we provide showrooms and fans with beach-support and clean-up activities throughout the entire week.

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Sep 7 — International Day of Clean Air. Promote the impact bamboo has on clean air and how customers and showrooms can support cleaner air — activated through showroom and online channels.

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Sep 18 — World Bamboo Day. Social Conversation + Showroom Involvement. Promote the benefits of this sustainable resource across all showroom and online channels.

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Sep 19 — International Coastal Cleanup Day. Social Conversation + Showroom Involvement + Influencer. Create Cariloha events for showrooms and fans to participate in coastal cleanup events near showrooms.

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Sep 21 — Zero Emissions Day. Social Conversation + Corporate Involvement + Showroom Involvement. Encourage all employees to WFH or bike to the office creating zero Emissions and make commitments going forward.

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Oct 24 — International Day of Climate Action. Social Conversation + Showroom Involvement through showroom and online, promoting and educating on Cariloha’s Carbon Footprint Reduction Initiative and how fan bases can get involved.

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Nov 15 — National Recycling Day. Social Conversation + Showroom Involvement. Give potential opportunities for domestic showrooms to provide services to customers for their typically non-recyclable post-consumer textiles, also encouraging a discount if the customer recycles old sheets, towels or clothing.

Certified B Corp Status
Certified B Corporations are businesses that meet the highest standards of verified social and environmental performance, public transparency, and legal accountability, and are accelerating a global culture shift to redefine success in business and build a more inclusive and sustainable economy. Cariloha is in the process to become a Certified B Corporation and is currently in Evaluation Stage Post B Impact Assessment, or BIA. Becoming a B Corp helps us improve our overall social and environmental performance. This business status is a private certification of for-profit companies, distinct from the legal designation as a “public benefit corporation” and does not refer to a particular form of legal entity. This unique designation created by B Lab helps ensure that we focus on several key areas of corporate operation: Governance, Workers, Community, Environment, and Customers. Every three years, a Certified B Corporation must apply for recertification. The assessment evaluates how a company’s operations and business model impact its workers, customers, suppliers, community and the environment using a 200-point scale. After completing the BIA, B Lab will evaluate Cariloha’s score to determine if the company meets the requirements for certification using a process described on B Lab’s website. The review process includes a phone review, a random selection of indicators for verifying documentation, and employee interviews and potential facility tours.

Code of Ethics
We believe in holding our directors, management and employees to the same high standard of ethical conduct, which includes honesty, trustworthiness and transparency. We believe this benefits our employees, customers, vendors and manufacturing partners, and stockholders. We have policies in place that encourage all stakeholders to maintain the highest ethical standards, including appropriate avenues of recourse when concerns or issues arise.

LETTER FROM JEFF PEDERSEN, FOUNDER & CHIEF EXECUTIVE OFFICER

The future is in our hands, and I believe it's up to us to make it better. When I founded Cariloha, I wanted to make a difference. I wanted to create a movement that would make the world a better place for my children and my children's children. I'm proud to say, at Cariloha, we've done just that.

We created sustainable Bamboo products that are soft on your skin and the planet. By our using naturally renewable, rain-fed bamboo in all our product categories, Cariloha is able to create bedding, apparel and bath goods that have 28% less Greenhouse Gas Emissions, 48% less water consumption and 64% less energy usage than comparative conventional fabrics. To date, Cariloha has already sold over 1.4 million sets of our luxuriously soft, highly sustainable Bamboo sheets, and we're just getting started.

SLEEP, LIVE AND FEEL EVERY DAY LIKE YOU DO ON VACATION - NOT JUST ONE WEEK A YEAR - AND MAKE IT POSSIBLE FOR FUTURE GENERATIONS TO DO THE SAME!

For nearly three decades, more than half my life, I have worked, lived and served in the islands. I came to have a deep connection and love for the people and the cultures of the islands.

I lived on the North Shore of Oahu, Hawaii, where I went to college and played basketball. Then, I had a profoundly life-changing experience living among and serving with the people of Costa Rica for two years, from the Pacific side to the Caribbean side, learning the Pura Vida (pure life) lifestyle. As a newlywed, my wife and I lived on the Caribbean island of St. Maarten, where I helped manage one of the first Del Sol retail locations in 2000. Then, over the next few years, we grew Del Sol to become an omni-channel DTC brand with 60+ retail showrooms and 3,000+ wholesale accounts in 17 countries in some of the world's top tourist destinations.

When you spend that much time in these meaningful places, experiencing firsthand all the beauties our earth has to offer, you start to find aspects of them in your own DNA, and you begin to live them and share them with everyone around you. That's what I've wanted to do – share the island lifestyle in a comfortable way that was healthy for people and the planet.

I see people all the time savoring every second of their annual 7-day vacation, and I think it's a crazy way to live as humans. We work 50 weeks a year only to enjoy 2 weeks in which we live and feel better than all the rest. I thought - why can't we just live every day like we do on vacation – and keep our planet healthy and beautiful so future generations can enjoy the same? Our soft and sustainable Cariloha products help make that happen.

CARILOHA

"SHARE THE ISLAND LIFESTYLE IN A COMFORTABLE WAY THAT'S HEALTHY FOR PEOPLE AND THE PLANET."

WE BELIEVE THAT WHAT WE DO TODAY WILL HAVE A LASTING IMPACT ON TOMORROW. CLIMATE CHANGE IS THREATENING WHAT WE LOVE.

When I'm with my friends and family enjoying surfing, skiing, stand-up paddleboarding, scuba diving, boating, and golfing, I've recognized that the earth, like our hearts, give us gentle reminders to take care of ourselves and the planet. When we listen to these reminders, we can make a lasting impact for the places and people that we love.

For many years, I've traveled multiple times a year to Miami Beach, FL for business. Each year I personally witnessed the rising ocean levels. It was flooding the streets of Miami. My good friend was the Mayor of Miami Beach, and one of his initiatives was to help with the flooding in the streets caused by rising ocean levels due to climate change. This vivid example, along with seeing dropping water levels in Lake Powell, AZ, where our family has boated for the past 40 years, have further affirmed to me that we need to do more to combat global warming and the negative impact of our carbon emissions.

Over the years in my travels to our various island showroom locations, I've witnessed many devastating effects of climate change – whether through coral reef degradation and plastic pollution on beaches or ocean color contamination and unyielding extreme hurricane patterns – the climate changes are real.

At Cariloha, we see opportunities to help mitigate those changes through our Bamboo products. Everyone who uses Cariloha's sustainable products is intrinsically giving back to an eco-friendlier world, and each time we shift from non-sustainable fabrics to sustainable bamboo we help save our planet.

WE'VE BUILT CARILOHA TO MAKE A DIFFERENCE TOGETHER

I believe in Cariloha's future thanks to our quality people, our soft and sustainable products, our financial stability and profitability, our company infrastructure, and our proven management team. Together, we're doing what we can to make a difference.

We have a devotion to family, to comfortable living, and to the environment – it's what we're all about. Of course, the true tell is experiencing our products firsthand. So, I invite everyone, wherever I go, to try them, sleep in them, and feel the difference of bamboo for themselves.

Everyone associated with Cariloha is loving our journey! Our Bamboo Nation (employees, customers and brand ambassadors worldwide) lives and breathes the soft and sustainable island lifestyle. We call it Cariloha. Thank you for your continuing support and trust in our vision of creating a Comfy Way to Save the Planet!

JOIN THE BAMBOO NATION!

Jefferson G. Pedersen
Founder & CEO

"MAKE A LASTING IMPACT FOR THE PLACES AND PEOPLE THAT WE LOVE."

malibu two xl

BUSINESS
Our Mission
Our mission is to provide customers with soft and sustainable products — it’s who we are and at the heart of what we do. Cariloha is more than a name or a brand — it’s A Comfy Way to Save the Planet, where we care about the earth today so we have a better home for future generations tomorrow.
Who We Are
We are an omni-channel brand focused on soft and sustainable bedding, clothing and bath goods made of eco-friendly viscose-from-bamboo, or Bamboo, one of the most renewable and sustainable resources on the planet. We provide customers with eco-friendly alternatives to traditional fabrics, and we’ve become one of the few brands that has successfully developed a full line of products and home goods that utilizes fabrics produced from Bamboo. We market and sell our products through our fast-growing e-commerce channel, modern and efficient showrooms and wholesale channel. We are dedicated to creating a community for environmentally conscious consumers through our clean, sustainable, effective and thoughtfully designed products. We have cultivated deep relationships with our customers who continue to promote awareness of the brand, allowing us to achieve best-in-class unit economics and to significantly outpace our direct-to-consumer peers. Furthermore, our longstanding marketing partnerships with major cruise lines provide us access to tens of thousands of new customers who visit our unique footprint of showrooms located in high-traffic destinations and cruise ports-of-call. Our award-winning product offering, deep digital connection with our consumers and integrated omni-channel accessibility position us for continued growth.
Soft and Sustainable Products Inspired by the Island Lifestyle
Cariloha has its roots in the islands, and our passion for comfort and sustainability was born there — helping customers sleep, live and feel every day like they do on vacation. Our pineapple icon is the ultimate symbol of the islands. It represents our culture and connection to where we started and to our namesake Cariloha, where the style of the CARIbbean meets the spirit of aLOHA. Since our inception in 2007, we have become a globally recognized brand with a strong e-commerce, showroom and wholesale presence. Our Founder and CEO, Jeff Pedersen, had a vision for creating a new category in the marketplace — one that was dedicated to comfort and sustainability in a single package, offering a comfortable way for individuals and Cariloha to save the planet together. Focusing on what inspired us initially, we have organically grown to become a leading eco-conscious lifestyle brand. By turning self-replenishing bamboo fields into luxuriously soft, eco-friendly Bamboo fabrics, we offer an extensive collection of bedding, bath and apparel made from Soft, Cool, Clean, and Green fabrics.
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Bedding.   We provide a full suite of sustainable, innovative and high-quality bedding products, including sheets, mattresses, pillows, blankets, duvets and more. As of September 30, 2021, our bedding category offered 184 SKUs priced from $25 to $2,900. For the nine months ended September 30, 2021, our bedding products represented 67.5% of total revenue.

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Apparel.   We provide premium apparel products for men and women, including shirts, active wear, sleepwear, underwear and socks. As of September 30, 2021, our apparel category offered 6,959 SKUs priced from $10 to $89. For the nine months ended September 30, 2021, our apparel products represented 18.1% of total revenue.

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Bath.   We offer a luxurious line of bath products, including towels, bath sheets, robes, hand towels and washcloths. As of September 2021, our bath category offered 39 SKUs priced from $24 to $120. For the nine months ended September 30, 2021, our bath products represented 6.4% of total revenue.

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Licensed and Other Revenue.   For the nine months ended September 30, 2021, other revenue, which primarily consists of design and build-out services, freight and revenue from non-Cariloha branded showrooms, represented 8.1% of total revenue.

Highly Scalable Omni-Channel Business Model
We have developed a highly scalable omni-channel ecosystem which allows us to reach customers through the following brand-enhancing channels:

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Fast-Growing E-commerce Channel.   We sell products online through our own website, Cariloha.com, and third-party e-commerce providers, which account for approximately 42.5% and 12.4% of total revenue for the nine months ended September 30, 2021, respectively. We grew our total e-commerce revenue by 41.1% to $30.7 million in 2020 from $21.8 million in 2019.

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Cariloha.com.   Established in 2008, our website has been well-received by our growing customer base with over 3 million total website visits in the last twelve months. Cariloha.com offers a convenient way to purchase our products online, educates consumers about the benefits of sustainable fabrics made from Bamboo and provides a transparent way for customers to see the positive impact they have on the planet from each purchase they make. In 2019 and 2020, we generated total revenues of $16.1 million and $21.5 million, respectively, through Cariloha.com. In 2019 and 2020, we realized gross margins of 64.8% and 65.3%, respectively.

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Third-Party E-Commerce Marketplaces.   We have partnered with major third-party e-commerce marketplaces, including Amazon.com, Costco.com, Bedbathandbeyond.com and Target.com, among others, to expand our online presence. These partnerships have given us the ability to expand by accommodating customers who prefer to shop on other e-commerce marketplaces. In 2019 and 2020, we generated total revenues of $5.7 million and $9.1 million, respectively, through third-party e-commerce marketplaces. In 2019 and 2020, we realized gross margins of 66.9% and 57.8%, respectively.

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Unique Showroom Footprint in High-Traffic Destinations.   As of September 30, 2021, we have built an expansive network of 62 Cariloha showrooms located in high-traffic destinations throughout the United States, including Hawaii and the Caribbean. Of our 62 Cariloha showrooms, 27 are located in cruise port destinations, which attracted over 25 million tourists in 2019, and 39 are corporate owned and operated with 23 owned and operated by licensees. We also own and operate 25 Del Sol showrooms in prime locations that we may convert to Cariloha showrooms in the future. Del Sol is a sister company to Cariloha specializing in clothing and accessories that change color when exposed to sunlight. Cariloha purchases product for Del Sol showrooms from Del Sol.

By leveraging our longstanding, contractual marketing partnerships with world-class cruise lines, including Carnival, Royal Caribbean, Norwegian, Princess and Holland America, among others, we experience a high volume of potential new customers visiting our showrooms daily. Our growing showroom footprint and cruise partnerships, some of which are exclusive for our product categories, create significant barriers to entry for our competitors and an established and profitable method to acquire new customers. In 2019 and 2020, we generated total revenues of $23.3 million and $7.6 million, respectively, through our Cariloha corporate owned showrooms and online portal in licensed showrooms. In 2019 and 2020, we realized gross margins of 62.0% and 55.2%, respectively. In 2019 and 2020, we generated revenues of $4.1 million and $1.6 million, respectively, from our licensed showroom customers, with 2019 and 2020 gross margins of 38.0% and 18.9%, respectively. In 2019 and 2020, Del Sol showrooms generated total revenues of $14.0 million and $3.6 million, with gross margins of 66.3% and 62.5%, respectively.

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Emerging Wholesale Partnerships.   In addition to our strong e-commerce and showroom presence, we actively participate in roadshows and pursue shop-in-shop opportunities with select retailers, including Costco and Dillard’s. In 2019 and 2020, we generated total revenues of $4.4 million and $4.0 million, respectively, through our wholesale channel (excluding licensed showrooms). In 2019 and 2020, we realized gross margins of 62.6% and 58.0%, respectively.

See Note 12 (“Segmented information and Disaggregated Net Revenue”) to our audited consolidated financial statements included elsewhere in this prospectus for additional details, where results regarding “E-commerce” includes cariloha.com and third-party e-commerce marketplaces; “Retail Showroom” and “Retail Showroom Dropship” includes Cariloha showrooms, online portal in licensed showrooms and Del Sol showrooms; and “Wholesale” includes wholesale, licensed showrooms and other items.
Best-in-Class Unit Economics
We have been able to leverage our omni-channel business model to drive best-in-class unit economics and are contribution-level profitable on the first order across cohorts:

A growing percentage of our customer base is also becoming what we refer to as Acquired Loyal Customers, by providing us with a telephone number or email address, which enables an increased level of communication:
While we enjoy strong profitability across all customers, these Acquired Loyal Customers tend to outspend other members of our community, driving a stronger LTV to CAC ratio:
For the year ended December 31, 2020, we were also able to achieve an Average Order Value, or AOV, of $178.
Please reference the sections entitled “Definitions” for a definition of each of the financial terms and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for additional information.
Our Competitive Strengths
Strong Brand Ecosystem Providing Significant Barriers to Entry
We have built a scalable brand ecosystem that provides our customers with the best possible experience. Our own online website, Cariloha.com, and our third-party e-commerce marketplaces work in concert with our showroom and wholesale channels to raise brand awareness, attracting a loyal following of customers who are passionate about our Bamboo products. Our website and presence on third-party e-commerce marketplaces educate customers about the numerous environmental benefits and distinct features of our products. This in turn encourages them to visit our showrooms where they can view and feel the softness of our eco-friendly Bamboo fabrics firsthand. Similarly, our unique showrooms, which are strategically located in high-traffic destinations coveted by other brands, drive strong online traffic and revenue. The layout and architecture of our website and showrooms are designed to clearly communicate our brand personality and what we stand for. Combined with our expanding wholesale presence and our integrated omni-channel loyalty program, Bamboo Nation Rewards, we have realized additional synergies across our distribution channels with the ability to efficiently acquire and retain new customers at a low cost. Our exclusive cruise line marketing partnerships and consistent media exposure have also allowed us to form strong, entrenched relationships with our customers. In 2020, we had over 600 million media impressions and continue to grow our footprint through influencer partnerships.
Commitment to Sustainability
Sustainable living is in our DNA, and we strive to provide comfort with a conscience by using Bamboo in all of our products, other than our bedframes. Bamboo is highly eco-friendly, saving soils, preserving oceans and cleaning the atmosphere. We believe our Bamboo fabrics, which contain natural moisture-wicking effects, are softer and cooler than cotton-only fabrics. Furthermore, Bamboo naturally repels odors and allergens and growing bamboo does not require the use of harmful chemicals or pesticides. Bamboo also regenerates naturally, with certain species growing nearly three feet per day, and positively impacts the balance of oxygen and carbon dioxide in the air we breathe. We ensure that our products are made with the highest quality Bamboo fabrics. Our purpose-driven mission inspires our commitment to reduce our carbon footprint and continuously find new ways to innovate our sustainable, eco-friendly product portfolio.
Established Marketing Partnerships with Major Cruise Lines
We have longstanding contractual marketing agreements with nearly every major cruise line in the United States, including Carnival, Royal Caribbean, Norwegian, Princess, MSC and Holland America, among others. In 2019, our products were promoted onboard over 120 different cruise ships, which collectively carried over 11 million passengers to ports where our showrooms are located. We have exclusive marketing agreements for our product categories on a number of the major cruise lines. As a result of these strong partnerships, we have introduced our brand and diverse product offerings to a highly desirable and affluent demographic of customers through a cost-effective approach. Through our partnerships, our products and showrooms are promoted both onboard the cruise ships and with collateral upon exiting each port-of-call. These agreements and long-term partnerships provide a high barrier to entry and a competitive advantage.
Proven Track Record with No Outside Equity Financing
Our success is demonstrated by our consistent and proven track record, which we have been able to achieve with no outside equity financing. We have grown revenue every year since 2010, except during the COVID-19 pandemic, increasing revenue to $68.5 million in 2019, reflecting a 37.5% compound annual growth rate, or CAGR, over the period.
Customer Loyalty Strengthened by Bamboo Nation Rewards Program
We recently introduced our Bamboo Nation Rewards program, which experienced enrollment of 27,000 customers in just the six-month period from launch through September 30th, 2021. Our program provides customers with more opportunities to engage with our brand through referral incentives, exclusive promotional offers and new product previews. This engagement allows us to know more about our customer demographics, psychographics and buying behavior, allowing us to market our products in more meaningful and cost-effective ways.
Passionate and Experienced Management Team
We are 85.8% owned by our tenured and proven management team, consisting of Jeff Pedersen (Founder and CEO), Brent Rowser (CFO and COO), Aaron Hobson (EVP Marketing), and Dustin Tate

(EVP Sales). With over 19 years working together, our management team has a proven track record that has been recognized across numerous media and publicity platforms. In 2018, Jeff Pedersen, became one of the few CEOs in the nation to receive the Ernst & Young Entrepreneur of the Year award with two different companies.
Our Market Opportunity
Sustainability
As consumer preferences shift towards sustainable products and brands, primarily driven by Millennial and Generation Z, or Gen Z, consumers, we expect to benefit from these favorable industry tailwinds. In the same way that consumers formed habits around recycling to help save the environment, we believe that our Bamboo products will inspire more consumers to purchase products produced from sustainable fabrics.
Consumers are turning to sustainable products and brands. A 2020 survey conducted by Capgemini found that more than 65% of consumers decide to purchase products or services based on their environmental friendliness2. These consumers are turning to more sustainable products from brands that offer transparency about the materials and processes they use, with approximately 80% expressing the desire to have an impact on saving the planet for future generations.
Rebounding Cruise and Travel Industry
Prior to the COVID-19 pandemic, the global cruise industry welcomed nearly 30 million passengers in 2019. As the COVID-19 pandemic began to unravel, cruise lines were under tremendous pressure from policymakers and regulators to follow necessary health and safety measures, ultimately having to suspend their operations. According to the US Travel Association, in 2020, travel spending in the United States plummeted by nearly $500 billion.
We believe we are well positioned to benefit from the cruise industry’s rebound as consumer sentiment and optimism for cruising remain positive. According to the Cruise Lines International Association’s Qualtrics survey that was conducted during the COVID-19 pandemic in December 2020, 74% of passengers responded that they were likely to cruise in the next few years. As a result of the continued vaccine roll-outs and support from local and regional authorities, cruise lines and the broader travel market began to gradually resume operations in July 2021 under limited capacities.
As travelers look to make plans post-pandemic, major cruise lines such as Carnival, Royal Caribbean and Norwegian Cruise Line have all recently experienced a strong uptick in future bookings, surpassing 2019 pre-pandemic levels at even higher prices. Moreover, with new health and safety protocols, including vaccination requirements to onboard ships, cruise lines are expected to near pre-pandemic operating capacities in the first half of 2022. We believe our showrooms will once again experience significantly higher foot traffic as cruise line passengers return to pre-pandemic levels.
Our Growth Strategies
We intend to capitalize on favorable industry tailwinds and sustain long-term growth by executing on the following:
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Capitalizing on Embedded Growth as Cruises Resume.   Beginning in March 2020, we were forced to close 34 of our Cariloha showrooms and 18 Del Sol showrooms for a prolonged period of time. We have since reopened nearly all of our showrooms to at least some capacity. By December 2021, we expect to receive approximately 500 cruise ship visits in ports where our showrooms are located, which is still only 70% of what we received in December 2019. We anticipate significant growth in the near future as the industry expects to be back to full 2019 levels by the second half of 2022.

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Investing in Sales and Marketing to Capitalize on Attractive Direct-to-Consumer Metrics.   In 2020, our marketing spend as a percentage of total revenue was 11.6% compared to our direct-to-consumer

2
Consumer Products and Retail — How sustainability is fundamentally changing consumer preferences, from Capgemini Research Institute, 2020.

peer median of 18.3%. Given our best-in-class unit economics, we believe we have a unique opportunity to rapidly accelerate our growth by allocating more resources to sales and marketing initiatives.
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Opening New Showrooms.   Since opening our first Cariloha showroom in 2008, we have successfully expanded our showroom footprint throughout the United States, including Hawaii, and the Caribbean. Prior to the COVID-19 pandemic, we added seven Cariloha showrooms in 2019. Due to the COVID-19 pandemic, we added no showrooms in 2020, but have since opened seven Cariloha showrooms in 2021. Our showrooms are an effective and profitable way to establish relationships with new customers by providing touch points, increasing brand awareness and generating more traffic to our online platform. We intend to accelerate our growth by continuing to open and operate profitable new showrooms across high-traffic locations.

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Expanding and Diversifying Wholesale Distribution Networks.   We will continue to strategically partner with new wholesale accounts and develop enhanced distribution and advertising strategies. Leveraging the brand awareness we receive from our e-commerce and showroom channels, we plan to expand our wholesale distribution networks by entering new doors, product lines and additional special events.

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Introducing New and Innovative Bamboo Products.   We plan to expand our product categories and make new strategic product hires with expertise in technical design, development and lifecycle management.

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Enhancing our Bamboo Nation Rewards Loyalty Program to Acquire and Retain Customers.   Our newly implemented Bamboo Nation Rewards program promotes and incentivizes lead capture through enrollment bonuses and rewards, further increasing our conversation rates and average order values. In just over six months since initial launch through month ending September 30, 2021, we have had more than 27,000 customers enroll in the program. We intend to leverage Bamboo Nation Rewards to engage with our customers in new ways to increase Lifetime Value.

Our Sustainable Products
We currently offer a total of 744 products across our bedding, apparel and bath categories with more than 30,000 reviews and an average review of 4.5 out of 5 stars.

Bedding
As of September 30, 2021, we offer a total of 36 Bamboo bedding products, featuring sheets, mattresses, adjustable bases, pillows, blankets, duvets and more.
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Sheets.   Our sheet offering allows our customers to experience resort-quality comfort and consists of four main offerings, including, Resort, Classic, Percale and Aloha Soft sheets. Our Resort Sheets feature a premium sateen weave, which we believe makes them some of the softest sheets on the planet, while our Classic Sheets are made with an ultra-soft twill weave for a comfortable, soft texture. Our Percale Sheets feature a plain-weave with a subtle drape, making them an attractive option for our customers who desire a more structured feel. Our Aloha Soft Sheets, sold exclusively through Costco, feature a twill weave.

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Mattresses.   Our mattresses consist of two main categories, Resort and Classic, featuring many of the same sleep-enhancing benefits of Bamboo and various layers of comfort, including our Bamboo Comfort Memory Foam, Advanced Side Wedge Support and an enhanced Flex-Flow Base Foam. In addition to these shared features, our Resort mattresses are two inches thicker and feature an additional Transition Response Memory Foam layer, providing additional comfort and support, Comfort Zones designed to relive areas of discomfort on primary pressure points, and an Easy-Zip Cover that allows the top part of the cover to be easily removed for machine washing.

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Adjustable Base.   We offer two adjustable base options, Resort and Classic. Each base has various head and back position adjustments, reinforced steel base, silent motor system, adjustable heights, and wireless remote. The Resort Base contains additional tech features, including smart-phone-controlled capability with the Cariloha Comfort Base App for iOS or Android, along with custom voice control through Alexa or Google Home. It also has a pillow tilt position for added head support, a LED under-bed lighting system, head and foot massage, four USB ports for device charging, and two preset adjustment positions including Zero-Gravity simulation. We’ve taken the inconvenience out of bed shopping by creating a base that comes in a manageably sized box and ships free to our customers’ homes. The Resort and Classic bases allow customers to get into an optimal sleep position faster and easier for a more complete and restful night’s sleep. They can recline their body on their bed and adjust the base to the level that feels best, further positioning their body for better breathing, digestion, and thinking.

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Pillows.   Our pillows category consists of four main offerings, including Retreat, Gel, Flex and Air, each accommodating various sleep preferences and allowing our customers to have complete control over their sleep. Our pillows feature innovative Bamboo charcoal memory foam that can help customers sleep comfier, as the pillow retains its shape and adapts to the customers head size.

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Duvet Cover & Duvet Comforter.   Our duvet covers and comforters allow customers to enhance their sustainable, resort-quality sleep solution within their own home. Our duvet covers feature a premium sateen weave finish and coconut button enclosure with reinforced button placket, along with two pillow shams that have a Euro-envelope closure to help secure the pillow. Our duvet comforters provide an all-season, all-weather weight featuring jacquard striping and an interior Bamboo fill.

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Blankets.   From windowpane plaids and two-tone weaves to diamond and herringbone patterns, our blankets offer oversized and standard dimensions that feature various colors, patterns and textures that amplify the look and feel of any living space. Our Bamboo throw blankets are tailored with a thicker gauge yarn for exquisite plushness and longer-lasting durability. We believe our blankets feel softer to the touch than wool, cotton or cashmere blankets, which makes customers want to take them from couch to bed and back again.

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Mattress Protector.   Our mattress protector combines comfort with innovative waterproof protection to put yet another finishing touch on our top-tier bedding line. Our mattress protector features 5-sided (top and all four sides) spill and waterproof protection, sleep-quiet protection that prevents wrinkling, bunching or crinkling fabric noises, along with a universal deep pocket fit that has an easy-on, easy-off elastic for an all-around snug fit of any king, queen, or Twin XL mattress.

Apparel
We currently offer a total of 702 Bamboo apparel products for women and men in the following categories:
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Shirts.   Our men’s shirts feature polos, pullover hoodies, button-downs and long and short sleeve T-shirts, among others. Our women’s shirts consist of crew tees, scoop tees, V-necks, long and short sleeve T-shirts and tank tops.

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Activewear.   Our activewear collection consists of men’s and women’s joggers, tank tops, jackets, and long and short sleeve athletic crew shirts. We also offer women’s leggings and men’s training shorts.

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Sleepwear.   Our sleepwear collection consists of men’s and women’s apparel. Our men’s sleepwear selections feature comfortable crew shirts, shorts and pants, while our women’s sleepwear consists of shirts, shorts, pants, longer sleep shirts, button-up sleep shirts, and short and long-sleeve sleep shirts with either pant or short sets in various color combinations.

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Underwear, Socks and Accessories.   We also offer men’s and women’s underwear, socks and accessories such as hats and face masks.

Bath
We currently offer a total of six Bamboo bath products. Our bath products consist of the following categories:
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Bath Towels.   Our bath towels consist of bath sheets, bath towel sets, bath towels, hand towels and washcloths, which all include naturally moisture-wicking and odor-resistant properties. All our bath towels and washcloths are made with extra-smooth, slightly twisted yarn that is loomed perfectly to 600 grams per square meter. This optimizes softness, weight, durability and plushness, providing our customers with ultimate comfort. Our bath towels are sold individually and combined in a set with a washcloth and a hand towel, while our hand towels and washcloths are sold in sets of three.

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Robes.   We also offer unisex robes made from a unique double-knit fabrication where the interior is our signature Comfy Soft Bamboo and the exterior is an ultra-plush micro-polyester blend. We finish off our robes with a cozy-shawl collar and turn-back cuffs that provide our customers with a soft, durable and stylistic robe.

Supply Chain and Operations
Materials and Innovation
We strive to create products that are as rich in Bamboo fiber as possible, while also carefully selecting and applying other sustainable and functional fabrics to produce versatile blends that enhance functionality and comfort. Our bedding products consist of almost entirely sustainable Bamboo fiber, while our apparel and bath products utilize an ideal blend of other fabric combinations to optimize performance.
Our team pushes the frontiers of innovation for new products, designs and processes to enhance our offerings, implementing a collaborative approach to research and development. Our product team works closely with our showroom and sales and marketing personnel to gain customer feedback on trends and to develop a cohesive assortment of quality Bamboo products for our customers. This feedback is taken into account when we develop a new product or enhance an existing product. Our product team also thrives on having a close relationship with our suppliers, as this collaboration is vital to high-quality innovation. This strong relationship enables us to manufacture thoroughly tested, high-quality Bamboo products that cater to consumer needs.
Our entire R&D process, from ideation to product creation, involves crucial collaboration between our product designers, showroom employees, customer feedback and mainstream market trends. During ideation, we utilize customer data, market research and financial performance of existing like products to target specific product needs. Our product designers and sales and marketing teams are responsible for reviewing new product requirements, projecting financials, as well as designing efficient marketing campaigns to assess product adoption.
Once ideation is complete, we begin the creation process by testing and prototyping potential new products. If successful, we begin production, continuing to adhere to the same philosophy and design principles of resort beach living and vacation-inspired comfort to promote an eco-conscious lifestyle.
Sourcing and Manufacturing
We source and produce our products through a network of global manufacturing partners located in various countries throughout the world, primarily in Turkey, China, the United States, India and Mexico. Each of our manufacturing partners has the capacity to scale as needed, and we also maintain relationships with secondary partners to ensure uninterrupted growth.
We believe everyone who sleeps in, bathes with or wears our sustainable Bamboo products is intrinsically giving back to the planet. Our farm to fabric production process follows these steps to create viscose-from-bamboo fiber.

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## HARVESTING

The harvesting process consists of cutting seasoned stalks into smaller pieces of raw bamboo.

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## PROCESSING

The raw bamboo is then processed, extracting the bamboo pulp that is then dried into parchment-like sheets.

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## MILLING

Once thoroughly dried, these sheets are milled into a soft, fluffy Bamboo material.

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## SPINNING

The Bamboo material is then separated and spun into yarn for knitting or weaving.

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## CREATING

The fabric is then cut and sewn into our finished Bamboo bedding, apparel and bath goods.

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## ENJOYING

By turning self-replenishing bamboo into luxuriously soft Bamboo fabrics, Cariloha offers a collection of products that are soft, cool, clean, and green.

Sustainability Standards
At Cariloha, we prioritize sustainability, trust and transparency. Our purpose-driven mission inspires our commitment to reduce our environmental footprint. Our products undergo testing to meet the highest standards and, as of September 30, 2021, our manufacturing partners hold the following certifications:
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CertiPur-US: Our mattress and foam pillow manufacturing partner has been certified through the CertiPur-US program, which tests products to meet rigorous standards for emissions, content, performance and durability. Approved foams are low emissions for indoor air quality, made without ozone depleters, heavy metals, formaldehyde and prohibited phthalates.

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Fair Trade: Fair Trade helps support environmental stewardship, fair wages and safe working conditions for farmers and working communities. We utilize Fair Trade manufacturing partners for various apparel styles.

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OEKO-TEX Standard 100: Our bedding and bath manufacturing partners have received Oeko-Tex Standard 100 certifications, which tests for harmful substances.

People, Culture and Values
As of September 30, 2021, we employed 226 full-time employees, which includes 71 corporate, 30 road show, and 125 showroom employees, and 61 part-time employees, which include 6 corporate and 55 showrooms. Our unifying message among all our Cariloha employees is captured in our Cariloha Way guiding principles, encouraging employees to exceed customer expectations, promote eco-friendly living through our soft, sustainable Bamboo products and infuse CARIbbean style with aLOHA spirit into all we do.
We have a very low turnover rate with 22 of our 77 corporate employees who have been with us for more than 10 years. We promote a diverse work environment and emphasize being passionate about what we do, having fun together at work and outside of work, being trustworthy, and working as a team. We’ve organized a proven infrastructure, where each employee is empowered to execute their role and achieve positive results that help accomplish our overarching goals and objectives. We offer competitive compensation and benefits packages and strive to promote the well-being of our employees and their families by offering health, financial and wellness programs, recognition programs, paid holidays, remote work opportunities as well as flexible paid time-off policies to accommodate individual circumstances. We anticipate hiring additional employees to support the growth of our business and to inspire our customers to join Cariloha’s Bamboo Nation.
Our Response to COVID-19
In March 2020, the World Health Organization, or WHO, declared the spread of the coronavirus strain COVID-19 a global pandemic prompting the Center for Disease Control, or CDC, to issue a No Sail Order for all cruise ships departing the United States. As a result, we were forced to close all showrooms in cruise ports. These showrooms made up 59% of total showroom revenue in 2019. In most locations, we were able to work with our landlords to arrange for lease concessions and/or lease abatements and suspended or furloughed the majority of our hourly sales staff.
In addition, many U.S. states and localities issued lockdown orders forcing the closure of all non-cruise showrooms as well. While some showrooms in the U.S. began reopening in June 2020, most had limited traffic through the remainder of 2020. Our seven showrooms in Hawaii largely remained closed until November 2020, not returning to full capacity until March 2021.
In May 2021, the CDC modified the No Sail Order to a Conditional Sailing Order, allowing cruise ships to resume from U.S. ports of embarkation contingent upon new health and safety protocols. As a result, our showrooms began seeing cruise ships beginning July 2021. By September 30, 2021, we reopened all but nine of our showrooms in cruise ports, including three cruise port showrooms that were permanently closed.
The return of cruises has been successful thus far. While several cases of COVID-19 have occurred onboard cruise ships since returning in 2021, the new health and safety protocols allowed passengers to remain safe and itineraries to continue uninterrupted. As a result, all major cruise lines have continued to increase the number of ships sailing, as well as the per ship occupancy. Based on current cruise itineraries, we believe by December 2021 total cruise ship visits in ports-of-call where our showrooms are located will still only be 70% of pre-pandemic levels and 100% by early 2022.
Contractual Arrangements
The following is a summary of the key terms of the Company’s agreements and arrangements with its primary contractual counterparties.

Del Sol, L.C.
The Company, through its subsidiaries, owns and operates a total of 25 Del Sol showrooms that it may convert to Cariloha showrooms in the future. Effective as of January 1, 2019, the Company entered into an Equity Purchase Agreement with Del Sol, pursuant to which the Company acquired the equity interests of 16 subsidiaries of Del Sol, at which time such subsidiaries became subsidiaries of Cariloha. The Company, through its subsidiaries, enters into License Agreements that govern the ownership and operation of the Del Sol showrooms. During the term of each such License Agreement, generally consisting of a five-year term, Del Sol is bound by an exclusivity provision, whereby Del Sol is prohibited from opening any additional Del Sol retail stores within a defined geographic territory. Each Company subsidiary, as the licensee under each License Agreement, is the exclusive owner and manager of each Del Sol retail store. The Cariloha subsidiary licensees pay Del Sol for each Del Sol-branded product sold through the Del Sol retail stores. Pursuant to the License Agreements, each Company subsidiary licensee is bound by convents not to compete and solicit, whereby each such licensee is prohibited from marketing or selling products using color change technologies or properties, or soliciting any employee of Del Sol, Cariloha or PW Companies, LLC.
The Company is also obligated under the Del Sol Note and is a party to certain IT service and sub‑lease arrangements with Del Sol, each as more fully described in “Certain Relationships and Related Party Transactions.”
Cariloha Licensees
The Company provides certain Cariloha licensees with the exclusive right to use the Company’s trademarks and trade name in the sale of the Company’s products at licensed, Cariloha showrooms pursuant to License Agreements. Each licensee is the exclusive owner and manager of the licensed, Cariloha store. During the term of each such License Agreement, generally consisting of a two-year period, with an automatic three-year renewal period, the Company is bound by an exclusivity provision, whereby the Company agrees that it will not open or allow to be opened any competing retail store selling the Company’s products within a defined geographic territory. Pursuant to the License Agreements, each licensee is bound by convents not to compete and solicit, whereby each such licensee is prohibited from marketing or selling products that incorporate bamboo, or soliciting any employee of Del Sol or Cariloha.
Cruise Ship Marketing Partners
The Company enters into Partner Agreements with cruise ship marketing partners, pursuant to which such partners provide paid promotional services on behalf of the Company that are targeted at cruise ship passengers, crew members and staff. The promotional services provided consist of both onboard and onshore promotions, with the goal of driving potential customers to the Company’s stores at cruise-ship ports. The cruise ship marketing partners are paid a promotional fee calculated based on a percentage of sales. The Partner Agreements generally include exclusivity provisions pursuant to which each cruise ship marketing partner is the exclusive agent of the enumerated cruise line or lines in each of the ports of call in which Cariloha has showrooms. The term of each Partner Agreement varies, but generally consists of a date certain or is evergreen until notice of termination is provided.
Vendors and Manufacturers
The Company has entered into Vendor Agreements with third-party vendors pursuant to which such vendors manufacture, store and ship Cariloha-branded products for the Company. Each vendor is obligated to source and supply all of the raw materials used in the manufacture of each product under the relevant Vendor Agreement. The vendors are paid pursuant to purchase orders or release orders. Each vendor is prohibited from competing against the Company or soliciting the Company’s customers or vendors, and such non-compete and non-solicit obligations survive the termination of the Vendor Agreement for a period of three years thereafter. The term of each Vendor Agreement is generally one year, with automatic one-year renewal clauses, and either party may terminate for convenience by providing notice of its intention not to renew such Vendor Agreement at least 90 days prior to the end of the then-current term. The Company has entered into Vendor Agreements with, among other vendors, each of Zorlu Dis Ticaret A.S., South Bay International and Baykent Tekstil, which each supply 55%, 23% and 10% of the Company’s total manufactured products, respectively.

Authorized Bamboo Farm
The Company’s manufacturers are required to source all Bamboo used in its products from an authorized bamboo farm. The Company is not in contractual privity with the authorized bamboo farm, rather it contracts with each of its manufacturers, who in turn are obligated to source and supply all of the raw materials used in the manufacture of each of the products from the authorized farm.
Facilities
Our corporate headquarters is located in Sandy, UT, where we lease approximately 15,422 square feet of space under a lease that expires in June 2023.
Our distribution center is located in West Valley, UT, where we lease approximately 48,000 square feet of space under a lease that expires in September 2022.
Awards
In 2021, we were recognized by Fast Company for its World-Changing Ideas award within the Established Excellence category — a panel of eminent Fast Company editors and reporters selected winners and finalists from a pool of more than 4,000 entries. Also, in 2021, we received two American Business Awards, or ABAs — winner of the National Gold Award for Innovation of the Year and winner of the National Silver Award for Fastest Growing Company of the Year. We were also recognized for the eighth time on the Inc. 5000 list for the Fastest-Growing Private Companies in America and were honored as a Best of State winner for best Consumer Merchandise and Apparel in 2021 for the 11th consecutive year.
In 2020, we were recognized with the Green Business Award for Innovation, which is awarded to companies leading the way toward a better, brighter and more sustainable future. Also in 2020, we received the Eco-Excellence Award in the Eco-Friendly Fashion category, given to companies that are noticed for their excellence in social and environmental sustainability for products, services, companies and websites. In 2019, we received a Best in Biz Silver Award for Most Environmentally Responsible Company of the Year, and in 2018 received a Best in Biz Gold Award for Company of the Year and a Bronze Award for Most Environmentally Responsible Company of the Year. In 2018, Cariloha Founder and CEO, Jeff Pedersen received the Ernst & Young Entrepreneur of The Year Award on behalf of Cariloha and became one of the few CEOs in the country to have won this award for two separate companies.
Marketing Strategy and Brand
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Showrooms.   Our showrooms provide a profitable and low-cost method to establish relationships with new customers. We have developed an omni-channel strategy that rewards showroom managers and employees for either making a sale or developing a relationship. Once a relationship is established, we then engage with these potential new customers through our digital marketing engine, where customers and potential customers are provided promotional offers and information regarding new product releases with the goal of converting them to lifelong members of the Bamboo Nation.

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Email and Short Message Service (SMS).   Through our growing database of over 400,000 subscribers we have immediate database-wide touchpoints to communicate our key stories through each consumer’s preferred method: mobile or email marketing. In addition to these large database-wide marketing campaigns, both our SMS and email programs have personalized triggered campaigns that are sent based on each individual user’s purchase history or level of engagement with the website. Our email and SMS provider’s artificial intelligence, or AI, is able to identify each consumer’s likelihood to purchase, which helps determine the type of triggered campaign they will receive.

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Search Engine Marketing (SEM).   Search Engine Marketing — paid and natural search — is an effective pull marketing tactic, which allows us to expose consumers to the brand, pulling them in the direction of our website based on what they are already expressing interest in. In the case of Search Engine Optimization, or SEO, strategies are used to assist the search engines in more effectively crawling our website for key terms or phrases that are related to our product assortment. Paid ads are focused on brand and non-brand queries, representing a balanced portfolio brand terms and prospecting non-brand terms. Additional bidding on a variety of non-brand terms represents new brand awareness opportunities, allowing us expose users to Cariloha who are not familiar with the brand but are interested in the types of products we sell.

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Display.   We use display advertising for two valuable purposes: prospecting for new customers and re-targeting those who have already visited our website. Prospecting is done programmatically by using lookalike audiences to find customers who have not been exposed to the brand but have exhibited behavior that makes them a likely future customer. Re-targeting is based on individual user interaction on Cariloha.com and is largely weighted toward higher levels of engagement. Our display advertising is optimized on all major digital online channels, further broadening our customer base and accelerating the brand awareness and website traffic. Every time a customer puts a product in their online shopping cart or visits a specific product page, it indicates a higher purchase intent, in which case we’re able to keep them engaged with the brand, further increasing the customer LTV.

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Social Media.   With the continued growth of social media consumption across various platforms, this channel is utilized as a means to nurture our followers with engaging content that inspires, entertains, educates, and converts brand advocates into loyal customers. Organic social feeds provide a touch point for those who have asked to follow our content. Paid social is utilized as a scalable means to acquire new customers through targeted consumer personas and application of advanced social media broad target AI tools.

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Influencers.   Our influencer network of affiliates, influencers and celebrities leverages a salesforce of people with their own unique audiences who they can authentically communicate with to advertise Cariloha. Traditional affiliate sites have loyal shopping audiences we can get in front of by offering commissions on qualified transactions. Micro influencer and celebrity endorsement marketing is a relatively new channel of opportunity for us, where we activate key social personalities through mix of product gifting or paid arrangements in exchange for posting a variety of promotions and product information to their followers. In addition to driving awareness to new audiences, this channel also helps drive user generated content that can be re-purposed across several marketing channels.

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Public Relations.   We are constantly building and cultivating relationships with high-profile print and broadcast media contacts, editors, journalists and broadcasters to generate earned media exposure and brand awareness. Recent and ongoing high-profile media mentions and collaborations where Cariloha was featured have generated ten to 20 times the average online and social engagement compared to the same time frame in the previous year. This has been evidenced in features on The Kelly Clarkson Show, The Tamron Hall Show, The Drew Barrymore Show, The Wendy Williams Show, and in such notable publications and media broadcasts as The New York Times, The Wall Street Journal, Oprah Daily, Better Homes & Gardens, Rolling Stone, Esquire, Glamour, CNN, USA Today and Forbes to name a few. By telling compelling stories that speak to features and benefits like sustainability, other relevant websites, influencers and collaborations have shown interest in linking to our site, generating hundreds of millions of media news and online impressions.

Intellectual Property
We protect our intellectual property through a combination of registered trademarks, unregistered trademarks, domain names, and trade secrets, as well as contractual provisions and restrictions on access to our proprietary technology. Our principal trademark assets include the trademark “Cariloha,” which is registered in the United States and targeted foreign jurisdictions, our logos and taglines, and multiple product brand names. We have applied to register or registered many of our trademarks in the United States and other jurisdictions, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.
We are the registered holder of multiple domestic and international domain names that include “cariloha,” “bamboo” and similar variations. We also hold domain registrations for many of our product names and other related trade names and slogans. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and the terms and conditions governing our agreements with other third parties.
Competition
We operate in the highly competitive home and soft goods categories, consisting of both mature and emerging consumer brands that have benefitted from the growth of e-commerce. Our competitors include companies offering mattresses, bedding and household products, in addition to apparel companies selling athletic leisure and apparel goods. We also compete against direct sellers and wholesalers. Although many of our competitors operate at larger scale with greater resources, we believe our commitment to sustainability, use of Bamboo fabrics and highly scalable omni-channel distribution model differentiate us from our competitors.
Legal Proceedings
We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or prospects.
Government Regulations
We are subject to various federal, state, local and foreign laws and regulations applicable to our business. Certain key laws and regulations are highlighted below.
Our mattress and other sleeping products are subject to various foreign, federal, state, provincial and local laws and regulations relating to flammability, sanitation and other standards for chemical content. We believe that we are in material compliance with all such laws and regulations, including all testing and labeling requirements. In the United States, the federal Consumer Product Safety Commission, or CPSC, has adopted rules relating to fire retardancy standards for the mattress industry. Many foreign jurisdictions also regulate fire retardancy standards. Future changes to these standards may require modifications to our products to comply with such changes. Various federal, state and other regulatory agencies may adopt new laws, rules and regulations and compliance with such new laws, rules and regulations may increase our costs, alter our manufacturing processes and impair the performance of our products. We are required to monitor our products for any adverse safety incidents and report to CPSC.
The Federal Trade Commission, or FTC, regulates our bamboo textile products under the Textile Fiber Products Identification Act and the Textile Fiber Rule. These textile laws have specific standards for identifying, labeling and advertising, including requirements for bamboo fiber and rayon derived from bamboo. Both the FTC and private consumer advocates have brought civil action against manufacturers for violating textile laws. The FTC has also promulgated guidance concerning the advertising of “environmentally friendly” products — and the FTC and consumer advocates have also brought suit against companies accused of “greenwashing” in their advertisements and promotions. Cariloha adheres to the regulations promulgated under the Textile Fiber Products Identification Act and the Textile Fiber Rule and has not been named as a party in any civil action against manufacturers for violating textile laws or in any civil action relating to claims of “greenwashing” in advertisements and promotions. All Cariloha products containing viscose-from-bamboo are labeled in accordance with these regulations.

The USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law.
Moreover, as a direct-to-consumer retailer, we are subject to additional laws and regulations that apply to retailers generally and govern the marketing and sale of our products and the operation of both our retail showrooms and our e-commerce activities. Advertising and marketing of our products in the United States, for example, are subject to regulation by the FTC under the Federal Trade Commission Act, or FTC Act. Among other things, the FTC Act prohibits unfair methods of competition and unfair false or deceptive acts or practices in or affecting commerce. The FTC Act also makes it illegal to disseminate or cause to be disseminated any false advertisement. We are subject to similar laws and regulations in the various jurisdictions in which we sell our products. Many of the statutory and regulatory requirements which impact our retail and e-commerce operations are consumer-focused and pertain to activities such as the advertising and selling of credit-based promotional offers, truth-in-advertising, privacy, “do not call/mail” requirements, warranty disclosure, delivery timing requirements, accessibility and similar requirements. In addition, the applicability of existing laws to practices conducted over the internet — in particular laws relating to intellectual property ownership and infringement — is uncertain and evolving. Regulators are also imposing new rules regarding products offered over the internet, including rules regarding taxation and product quality. Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would impose regulations on internet advertising. We cannot predict whether new laws, rules, regulations or taxes will apply to our business and whether and how we will be affected.
In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. They also say that if there is a connection between an endorser and the marketer that consumers would not expect and it would affect how consumers evaluate the endorsement, that connection should be disclosed. Another principle in the Endorsement Guides applies to ads that feature endorsements from people who achieved exceptional, or even above average, results from using a product. If the advertiser does not have proof that the endorser’s experience represents what people will generally achieve using the product as described in the ad, then an ad featuring that endorser must make clear to the audience what results they can generally expect to achieve and the advertiser must have a reasonable basis for its representations regarding those generally expected results. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the FTC Act requires in the context using of endorsements and testimonials in advertising and any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices.
To the extent we may rely on endorsements or testimonials, we will review any relevant relationships for compliance with the Endorsement Guides and we will otherwise endeavor to follow the FTC Act and other legal standards applicable to our advertising. However, if our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirement of the FTC Act or similar state requirements, the FTC and state consumer protection authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.
We process, use and store data we collect from and about consumers to operate our business and market our products. We may also share consumer information with third-party vendors and service providers in order to facilitate the provision of our products and services. In addition, subject to applicable data privacy and consumer protection laws, we may also share consumer information with certain third parties for marketing purposes. These and related practices — which involve the use of consumer data — are subject to data protection laws, consumer protection laws, and laws regarding unfair and deceptive practices in the jurisdictions in which we conduct business. In addition, we are required to comply with the Payment Card Industry Data Security Standards, or PCI DSS, because we collect credit card information. Increased regulation of data protection, privacy and security may restrict our activities and make it more difficult to reach consumers.
Both the United States and the European Union are increasingly regulating activities on the internet and e-commerce, including the use of consumer information collected through the internet. In particular, these laws and regulations are increasingly concerned with user privacy and information security. By way of example, the European Union adopted the GDPR, which came into effect in May 2018. The GDPR provides for a number of changes to prior European Union data protection regulation, including imposing more onerous requirements on companies that process personal data EEA individuals. Such requirements include expanded disclosures to inform customers about how we use their personal data through external privacy notice, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents. The GDPR is also enforceable through enhanced administrative fines, which may be significant, as well as the right to compensation for financial or non-financial damages claimed by any individuals.
In addition to the GDPR, several proposals are pending before federal, state and foreign legislative and regulatory bodies and in some instances additional laws and regulations have been passed but are not yet effective. These laws may apply to our business practices in the future. For example, California recently passed the California Consumer Privacy Act of 2018, or the CCPA, which went into effect on January 1, 2020. The CCPA gives residents of California many statutory rights similar to those granted to consumers under the GDPR. Also, the EU has proposed the ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this directive. The ePrivacy Regulation, as proposed, would impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies and significantly increase penalties for violations. It would also retain the additional consent conditions under the GDPR. Such regulations may have a negative effect on businesses, including ours, that collect, process and use online usage information for consumer acquisition and marketing and may increase the potential civil liability and cost of operating a business that collects, processes or uses such information and undertakes online marketing.
We are also subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. These include state and federal laws related to discount pricing, web accessibility and the manner in which companies can use technology such as email, text messages and phone calls to communicate with potential customers. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business.

MANAGEMENT
The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):
Name	Age	Title
Jefferson Pedersen	45	Chief Executive Officer, Founder and Director
Brent Rowser	51	Chief Financial Officer and Chief Operating Officer
Aaron Hobson	43	Executive Vice President of Marketing
Dustin Tate	44	Executive Vice President of Sales
Executive Officers
Jefferson Pedersen.   Mr. Pedersen is our Founder and has served as our Chief Executive Officer since our founding in 2007. Previously, from 2000 to 2007, Mr. Pedersen was the Owner, Chairman and CEO of our affiliate, Del Sol, L.C., or Del Sol, an omni-channel DTC brand with showrooms in 17 countries and territories in some of the world’s top tourist destinations. Mr. Pedersen is a two-time recipient of the Ernst & Young Entrepreneur of The Year award for both Cariloha and Del Sol and was also named CEO of the Year in 2014 by Utah Business. Pedersen holds a Bachelor of Science degree in Business Finance from Westminster College and a Master of Business Administration from Pepperdine University. Mr. Pedersen is an active member of the Salt Lake City, Utah community and serves as a board member on Brigham Young University’s Presidents’ Leadership Council, regularly participating in guest lectures and mentoring engagements at BYU, the University of Utah, and Westminster College. Prior to joining Del Sol, Mr. Pedersen spent several years working, serving and studying abroad in Costa Rica, Hawaii and St. Maarten where the first seeds for comfortable, sustainable island living were planted.
Brent Rowser.   Mr. Rowser has served as our Chief Financial Officer and Chief Operating Officer since our founding in 2007. Previously, from 1998 to 2007, Mr. Rowser was also CFO and COO of our affiliate, Del Sol, an omni-channel DTC brand with showrooms in 17 countries and territories in some of the world’s top tourist destinations, as well as CFO and Controller of businesses from start-up to $500 million in revenue. Mr. Rowser was recognized as the CFO of the Year in 2012 by Utah Business. Mr. Rowser holds a Bachelor of Arts degree in Accounting from Utah State University and a Master of Business Administration from Brigham Young University.
Aaron Hobson.   Mr. Hobson is our Executive Vice President of Marketing and has been with the company since our founding in 2007. Previously, from 2002 to 2007, Mr. Hobson oversaw all marketing directives for our affiliate, Del Sol, an omni-channel DTC brand with showrooms in 17 countries and territories in some of the world’s top tourist destinations. With Cariloha, Mr. Hobson oversees marketing, e-commerce, social media, product development, sourcing, merchandising, graphic design and illustration. Mr. Hobson holds a Bachelor of Arts degree in International Studies from Brigham Young University.
Dustin Tate.   Mr. Tate is our Executive Vice President of Sales and has been with the company since our founding in 2007. Previously, from 2002 to 2007, Mr. Tate oversaw all sales directives for our affiliate, Del Sol, an omni-channel DTC brand with showrooms in 17 countries and territories in some of the world’s top tourist destinations. With Cariloha, in addition to global wholesale sales, Mr. Tate oversees new showroom development, showroom operations, cruise marketing, management training, showroom design and customer service. Mr. Tate holds a Bachelor of Science degree in Marketing and a Bachelor of Arts degree in Spanish from the University of Utah and a Master of Business Administration from the University of Utah.
Directors
We are in the process of identifying the persons who will be our directors upon the offering and the consummation of the Corporate Conversion. In a subsequent amendment to the registration statement of which this prospectus is a part, we will disclose information regarding our directors.

Composition of our Board of Directors
Our business and affairs are managed under the direction of our board of directors. We currently have             directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.
Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our Charter that will be in effect immediately prior to the completion of this offering, immediately prior to this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•
the Class I directors will be                  , and                  , whose terms will expire at the first annual meeting of stockholders to be held following the completion of this offering;

•
the Class II directors will be                  , and                  , whose terms will expire at the second annual meeting of stockholders to be held following the completion of this offering; and

•
the Class III director will be                  , and                  , whose terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than                  , has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of Our Board of Directors
Our board of directors will establish an audit committee, a nominating and corporate governance committee and a compensation committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Our audit committee consists of                  , and                  . Our board of directors has determined that satisfies the independence requirements under listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is                  , who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:
•
selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•
helping to ensure the independence and performance of the independent registered public accounting firm;

•
helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

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developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

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reviewing our policies on risk assessment and risk management;

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reviewing related party transactions;

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obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•
approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                  .
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will consist of                   and                  . The chair of our nominating and corporate governance committee will be                  . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the listing standards.
The nominating and corporate governance committee’s responsibilities include, among other things:
•
identifying, evaluating, and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

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approving the retention of director search firms;

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evaluating the performance of our board of directors and of individual directors;

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considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

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evaluating the adequacy of our corporate governance practices and reporting; and

•
overseeing an annual evaluation of the board’s performance.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                  .
Compensation Committee
Our compensation committee consists of                  , and                  . The chair of our compensation committee is                  . Our board of directors has determined that each of                  , and                   is independent under listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The principal duties and responsibilities of our compensation committee include, among other things:
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approving the retention of compensation consultants and outside service providers and advisors;

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reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

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reviewing and recommending to our board of directors the compensation of our directors;

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administering our equity and non-equity incentive plans;

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reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

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reviewing and evaluating succession plans for the executive officers;

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reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•
reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                  .
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee are currently, or have been at any time, one of our executive officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Code of Business Conduct and Ethics
In connection with this offering, we intend to adopt a Code of Conduct and Ethics that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct and Ethics will be posted on our website at www.cariloha.com. We intend to disclose on our website any future amendments of our Code of Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct and Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2020, our “named executive officers”, and their positions were as follows:
Name	Title
Jefferson Pedersen	Chief Executive Officer and Founder
Aaron Hobson	Executive Vice President of Marketing
Dustin Tate	Executive Vice President of Sales
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
SUMMARY COMPENSATION TABLE
Name and principal position	Salary ($)	Bonus ($)	All other compensation ($)	Total ($)
Jefferson Pedersen	190,454	—	12,154(1)	202,608
Chief Executive Officer and Founder
Aaron Hobson	135,000	5,000	14,693(3)	154,693
Executive Vice President of Marketing
Dustin Tate	155,769	5,000	15,152(4)	175,922
Executive Vice President of Sales

(1)
Amount reflects $12,154 in premiums for medical, dental, vision, long-term disability and life insurance plans.

(2)
Amount reflects: (i) $2,625 in matching contributions under Cariloha, LLC’s 401(k) plan, and (ii) $12,068 in in premiums for medical, dental, vision, long-term disability and life insurance plans.

(3)
Amount reflects: (i) $3,029 in matching contributions under Cariloha, LLC’s 401(k) plan, and (ii) $12,124 in in premiums for medical, dental, vision, long-term disability and life insurance plans.

Executive Compensation Program
For the year ended December 31, 2020, the compensation for our named executive officers generally consisted of a base salary and cash bonuses. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success.
Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.
Base Salaries
Our named executive officers receive an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The 2020 annual base salaries for our named executive officers were as follows: (1) $190,454 for Jefferson Pedersen, (2) $135,000 for Aaron Hobson, and (3) $155,769 for Dustin Tate.
2020 Cash Bonuses
Our named executive officers are eligible to receive an annual cash bonus to compensate them for attainment of corporate performance goals. The 2020 cash bonuses for our named executive officers were as follows: (1) $5,000 for Aaron Hobson, and (2) $5,000 for Dustin Tate.
Health and Welfare Benefits and Perquisites
All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, long-term disability and life insurance plans, in each case on the same basis as all of our other employees, except that we pay for the full cost of premiums of such benefits for our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.
401(k) Plan
Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, or the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We currently match 50% of employee contributions of the first 6% of eligible compensation in order to attract and retain employees with superior talent. Employees are immediately and fully vested in all contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.
Change of Control Agreements
In connection with this offering, we will enter into Change of Control Agreements (collectively, the “Change of Control Agreements”) with each of Jefferson Pedersen, our Chief Executive Officer and founder, Brent Rowser, our Chief Financial Officer and Chief Operating Officer, Aaron Hobson, our Executive Vice President of Marketing, and Dustin Tate, our Executive Vice President of Marketing (collectively, the “Executives”).
Pursuant to each of the Change of Control Agreements, if, outside of the period commencing _______ months prior to and ending ________ months after a “change of control” (such period, the “change in control period”), we terminate the employment of the applicable Executive without “cause” (excluding by reason of the employee’s death or “disability”) or the Executive resigns for “good reason” (as such terms are defined in the Change of Control Agreements) and the Executive executes a separation agreement, which will contain a broad release of claims, that becomes effective and irrevocable within ________ days following the Executive’s termination, the Executive will be entitled to receive: (i) continued payment of the Executive annual base salary for ________ months; (ii) payment equal to _____% of the Executive’s annual target bonus for the year in which the termination occurs, pro-rated for employment through the date of termination; and (iii) reimbursement of COBRA premiums and participation in optional life insurance and optional personal accident plans for ________ months. Such Change of Control Agreements will also include provisions preventing the Executive from competing with the Company, or soliciting clients or employees of the Company, for a period of one year following termination.
The payment by us to an Executive of severance-related payments in connection with a termination of Change of Control Agreement is conditioned on the Executive not competing with, or soliciting clients or employees of, the Company for a period of one year after termination and execution by the applicable

Executive of a general release in favor of the Company. Their respective Change of Control Agreements also provide that, if their employment terminates, the Executive agrees to keep all of our Confidential Information confidential in perpetuity in accordance with our policies.
Equity Incentive Plan — 2022 Incentive Award Plan
In connection with this offering, our board of directors expects to adopt the 2022 Incentive Award Plan, or the 2022 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2022 Plan are summarized below.
Eligibility and Administration
Our employees and directors, and employees and directors of our subsidiaries, will be eligible to receive awards under the 2022 Plan. Following this offering, the 2022 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2022 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2022 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available
An aggregate of                   shares of our common stock are available for issuance under awards granted pursuant to the 2022 Plan, which shares may be authorized but unissued shares, treasury shares, or shares purchased in the open market. Notwithstanding anything to the contrary in the 2022 Plan, no more than                   shares of our common stock may be issued pursuant to the exercise of incentive stock options under the 2022 Plan.
If an award under the 2022 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, or cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration, or cash settlement, be used again for new grants under the 2022 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2022 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2022 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2022 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2022 Plan will not reduce the shares available for grant under the 2022 Plan. However, the following shares may not be used again for grant under the 2022 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the 2022 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2022 Plan. The 2022 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2022 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $      .
Awards
The 2022 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, or RSUs, stock appreciation rights, or SARs, and other stock or cash awards. Certain awards under the 2022 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2022 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
Stock Options.   Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.
Restricted Stock and RSUs.   Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
SARs.   SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.
Other Stock or Cash-Based Awards.   Other stock or cash-based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock may be granted under the 2022 Plan. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to any individual who is eligible to receive awards.
Performance Awards.   Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. The plan administrator has discretion to make all or a portion of any award under the 2022 Plan conditioned on the achievement of objective or subjective performance metrics.
The following are performance metrics that the plan administrator may utilize for this purpose: market price of the company’s stock; net earnings, earnings before or after any or all of interest, taxes, depreciation, and amortization, net income (including, net income or operating income); cash flow (including, operating cash flow and free cash flow; customer satisfaction or growth measures; revenues (including net revenues, net revenue growth or gross revenue); enterprise value; financial ratios; market performance; margins (including gross margins or operating margins); productivity or efficiency ratios; costs; profits (including net profits, net operating profits, gross profit, gross profit growth, and profit returns or margins); earnings per share; stock price; total stockholder return; economic value added or other value added measurements; new product innovation; product release schedules or targets; product cost reduction; budget and expense management; employee satisfaction; human capital management goals; or environmental, social and governance goals.

These performance metrics may relate to the performance of an individual participant, the Company or any subsidiary or subdivision, or any combination of the foregoing. Performance metrics may be expressed as an amount, as an increase or decrease over a specified period, as a relative comparison to the performance of a group of comparator companies or a published or special index, or any other measure of the selected performance criteria. The Compensation Committee has the discretion to adjust the measurement of any performance metric to take into account factors such as the impact (positive and/or negative) of unusual and/or infrequently occurring items or expenses.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2022 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2022 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order,” or such other consideration as it deems suitable.
Plan Amendment and Termination
Our board of directors may amend or terminate the 2022 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2022 Plan. No award may be granted pursuant to the 2022 Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the 2022 Plan or the date on which our board of directors adopted the 2022 Plan.
Director Compensation
2020 Director Compensation
Our non-employee directors did not receive any cash compensation or equity awards for their service as a non-employee director during the year ended December 31, 2020.
Post-IPO Director Compensation Program
In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. Each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $       and an annual equity award in a denominated dollar value equal to $      .

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•
we have been or are to be a participant;

•
the amount involved exceeded or exceeds $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Del Sol, L.C.
Del Sol, L.C., or Del Sol, is a sister company to Cariloha and there is common ownership of the entities. Cariloha, LLC is owned, in part by Cariloha Holdings, LLC and Jefferson Pedersen, our Chief Executive Officer and founder. Cariloha Holdings, LLC in turn is owned by PW Companies, LLC (“PW Companies”) and Jefferson Pedersen. Similarly, Del Sol is owned by PW Companies and Jefferson Pedersen. PW Companies is owned by each of Jefferson Pedersen, our Chief Executive Officer and founder; Brent Rowser, our Chief Financial Officer and Chief Operating Officer; Aaron Hobson, our Executive Vice President of Marketing; and Dustin Tate, our Executive Vice President of Marketing.
Del Sol specializes in producing and selling clothing and accessories that change color when exposed to sunlight. Cariloha owns and operates 25 Del Sol showrooms in prime locations that we may convert to Cariloha showrooms in the future. Cariloha purchases products for Del Sol showrooms from Del Sol.
Cariloha has an outstanding note payable to Del Sol, which is referred to herein as the Del Sol Note and which had a balance of approximately $4.0 million as of September 30, 2021. All principal and interest due under the Del Sol Note is due in a single payment on December 31, 2023. The Del Sol Note is unsecured and bears an interest rate applicable to the applicable federal rate and has an imputed interest rate of 4.50%. The Del Sol Note will be repaid in its entirety upon the closing of this offering (see “Use of Proceeds”).
Cariloha provides certain IT services to Del Sol pursuant to a Contract Services Agreement, for which Del Sol pays Cariloha a monthly fee averaging approximately $30,000 per month for the nine months ended September 30, 2021. The IT services provided by Cariloha include application hosting and management, system management and technology support.
Cariloha is a party, by assignment, to a Lease Agreement pursuant to which it leases office space for its corporate headquarters located in Sandy, UT, where it leases approximately 15,422 square feet of space. The Lease Agreement was assigned from PW Companies to Cariloha in November of 2021. Prior to the effectiveness of the assignment, Cariloha paid PW Companies rent for the office space and warehouse space (see below) on a month-to-month basis and aggregate rent expense for both the office space and warehouse space for the year ended December 31, 2020 was approximately $0.3 million (see “Note 13. Related Party Transactions Not Otherwise Disclosed” in the Financial Statements for additional information). The Lease Agreement has a term that expires in June 2023. Following the effectiveness of the assignment, Cariloha sub-leases a portion of the corporate headquarters space to Del Sol, for which Del Sol pays Cariloha a monthly sub-lease payment of approximately $9,000 per month. However, Del Sol has entered into a lease agreement that will commence in February of 2022, and at the time, Del Sol will no longer sub-lease space in the corporate headquarters from Cariloha.
Cariloha is a party, by assignment, to a Lease Agreement pursuant to which it leases warehouse space for its distribution center located in West Valley, UT, where it leases approximately 48,000 square feet of space. The Lease Agreement was assigned from PW Companies to Cariloha in November of 2021. Prior to the effectiveness of the assignment, Cariloha paid PW Companies rent for the office space (see above) and warehouse space on a month-to-month basis and aggregate rent expense for both the office space and warehouse space for the year ended December 31, 2020 was approximately $0.3 million (see “Note 13. Related Party Transactions Not Otherwise Disclosed” in the Financial Statements for additional information). The

Lease Agreement has a term that expires in September 2022. Following the effectiveness of the assignment, Cariloha sub-leases a portion of the warehouse space in its distribution center to Del Sol, for which Del Sol pays Cariloha a monthly sub-lease payment of approximately $7,000 per month, which amount varies based on the number of square feet utilized by Del Sol as a percentage of the total square footage of the distribution center.
PW Companies, LLC
PW Companies previously provided certain services to the Company. For the year ended 2020, services provided by PW Companies to the Company included: accounting, customer service, distribution, illustration, information systems, and store operations management. The expenses associated with these services were invoiced to Cariloha for the services rendered. PW Companies invoiced Cariloha approximately $4.3 million for the year ended 2020 (see “Note 13. Related Party Transactions Not Otherwise Disclosed” in the Financial Statements for additional information).
Beginning on January 1, 2021, Cariloha transitioned away from the shared services model, and began performing in-house, each of the services previously provided by PW Companies; however, Cariloha employees remained employed by PW Companies until September 30, 2021. Effective as of October 1, 2021, PW Companies no longer provided employee services to the Company and effective as of and following such time, all Cariloha employees are employed directly by the Company.
Membership Unit Transactions
In June 2019, Pedersen Worldwide, LLC, which is owned by each of Jefferson Pedersen, our Chief Executive Officer and founder; Brent Rowser, our Chief Financial Officer and Chief Operating Officer; Aaron Hobson, our Executive Vice President of Marketing; and Dustin Tate, our Executive Vice President of Marketing, entered into a number of convertible promissory notes in favor of ten accredited investors. In March 2021, the Company entered into a Conversion Agreement and related agreements to facilitate the conversion of such promissory notes into membership units of the Company representing membership units previously held by Pedersen Worldwide, LLC. The Company did not receive any proceeds from the conversion of such promissory notes.
In May 2021, the Company entered into a Redemption Agreement with PW Companies, LLC, which entity is owned by each of Jefferson Pedersen, our Chief Executive Officer and founder; Brent Rowser, our Chief Financial Officer and Chief Operating Officer; Aaron Hobson, our Executive Vice President of Marketing; and Dustin Tate, our Executive Vice President of Marketing to facilitate the sale of membership units of the Company by PW Companies, LLC to one accredited investor. The Company did not receive any proceeds from such sale.
Director and Officer Insurance
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
Indemnification Agreements
We have entered into indemnification agreements with certain of our current directors and executive officers, and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our Charter and our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law.
Other than as described above under this section “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related party had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Registration Rights Agreement
Effective November 15, 2021, we approved entry into a registration rights agreement with our existing stockholders. This agreement will provide the stockholders party thereto with certain registration rights, specifically, at any time beginning six months after the completion of this offering, the existing stockholders will have the right to demand that we file registration statements. These registration rights are subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under certain circumstances.
At any time after the completion of this offering, if we propose to register any shares of our common stock or other equity securities under the Securities Act for our own account or for the account of any other person, then all stockholders party to the registration rights agreement will be entitled to notice of such proposed registration and will have the opportunity to include their shares of common stock in the registration statement, subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares in any such registration.
At any time after we have qualified for the use of a Form S-3 registration statement, the existing stockholders will be entitled to have their shares of common stock registered by us on a Form S-3 registration statement, subject to certain conditions and limitations, at our expense.
We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting fees, discounts or commissions, subject to specified limitations. The registration rights agreement also will require that we indemnify the stockholders party to the agreement against certain liabilities that may arise under the Securities Act.
Directed Share Program.
At our request, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of common stock offered by this prospectus for sale, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by management.
Our Policy Regarding Related Party Transactions
Prior to the completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock (1) reflecting the Conversion, and (2) as adjusted to give effect to this offering, for:
•
each person known by us to beneficially own more than 5% of our common stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our executive officers and directors as a group.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and address of beneficial owner	Shares of Class A Common Stock	Percentage of Class	Shares of Class A Common Stock	Percentage of Class
5% Stockholders
Cariloha Holdings, LLC(1)
Named Executive Officers, Directors and Other 5% Stockholder
Jefferson G. Pedersen
Brent Rowser
Aaron Hobson
Dustin Tate

*
Represents beneficial ownership of less than 1%.

(1)
Cariloha Holdings, LLC is owned by PW Companies, LLC, which owns 99.99% of the entity, and Jefferson Pedersen, our Chief Executive Officer and founder, who owns 0.01% of the entity. PW Companies, LLC is owned by Pedersen Worldwide, LLC, which owns 99.90% of the entity, and Jefferson Pedersen, our Chief Executive Officer and founder, who owns 0.10% of the entity. Pedersen Worldwide, LLC is owned by each of Jefferson Pedersen, Jefferson Pedersen, our Chief Executive Officer and founder, who owns 82.94% of the entity; Brent Rowser, our Chief Financial Officer and Chief Operating Officer, who owns 9.21% of the entity; Aaron Hobson, our Executive Vice President of Marketing, who owns 4.85% of the entity; and Dustin Tate, our Executive Vice President of Marketing, who owns 3.00% of the entity.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our Charter and Bylaws are summaries and are qualified by reference to the Charter and Bylaws that will be in effect immediately prior to the completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect immediately prior to the completion of this offering.
General
Class A Common Stock
Class A Common Stock outstanding
Prior to the closing of this offering there were                   shares of Class A Common Stock outstanding. Upon closing of this offering, there will be                   shares of Class A Common Stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of Class A Common Stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.
Voting Rights
The Class A Common Stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Our Charter establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a majority of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our Charter, including provisions relating to amending our Bylaws, the classified structure of our board of directors, the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.
Our Charter that will be in effect immediately prior to the completion of this offering will not provide for cumulative voting for the election of directors.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A Common Stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us. See the section titled “Dividend Policy” for additional information.
Liquidation Rights
On our liquidation, dissolution or winding-up, the holders of Class A Common Stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
No Preemptive or Similar Rights
Our Class A Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Fully Paid and Non-Assessable
In connection with this offering, our legal counsel will opine that the shares of our Class A Common Stock to be issued under this offering will be fully paid and non-assessable.
Preferred Stock
Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A Common Stock. At present, we have no plans to issue any preferred stock.
Anti-Takeover Provisions
Charter and Bylaws to be in Effect Immediately Prior to the Completion of this Offering
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. A special meeting of stockholders may only be called by a majority of our board of directors. Our Bylaws to be effective immediately prior to the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.
In accordance with our Charter to be effective immediately prior to the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.
The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to: facilitate our continued product innovation and the risk-taking that it requires; permit us to continue to prioritize our long-term goals rather than short-term results; and enhance the likelihood of continued stability in the composition of our board of directors and its policies. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition attempt and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Choice of Forum
Our Charter, which will become effective prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of, or claim based on, breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, or other employees to us or to our stockholders (including a beneficial owner of stock); (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, the Charter or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Charter or Bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.
Limitations on Liability and Indemnification of Officers and Directors
Our Charter to be effective immediately prior to the completion of this offering will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:
•
any breach of the director’s duty of loyalty to our company or our stockholders;

•
any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•
any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Our Bylaws to be effective immediately prior to the completion of this offering will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is                  .
Trading Symbol and Market
We intend to list our common stock on                   under the symbol “                 ”.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have been approved to list our common stock listed on the                  , we cannot assure you that there will be an active public market for our common stock.
Upon the closing of this offering, we will have outstanding an aggregate of                   shares of common stock, assuming the issuance of             shares of common stock offered by us in this offering and further assuming an initial public offering price of $       per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining             shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act.
Lock-Up Arrangements
Our officers, directors and substantially all of our stockholders have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, subject to certain exceptions, they will not, without the prior written consent of Roth Capital Partners, LLC, offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section titled “Underwriting.” Roth Capital Partners, LLC may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
•
1% of the number of common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•
the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2022 Plan. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.
10b5-1 Plans
After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not addressed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the “IRS,” in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership or disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons subject to the alternative minimum tax;

•
persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies and other financial institutions;

•
brokers, dealers or traders in securities;

•
“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

•
tax-exempt organizations or governmental organizations;

•
persons deemed to sell our common stock under the constructive sale provisions of the Code;

•
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
tax-qualified retirement plans;

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will be applied first against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock (but not below zero) and thereafter be treated as capital gain, with the tax consequences as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation but who qualifies for a reduced treaty rate may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
Subject to the discussion below on information reporting, backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Non-U.S. Holder’s sale or other taxable disposition of our common stock or the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers will generally not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker will generally not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Roth Capital Partners, LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Roth Capital Partners, LLC

Total:
The underwriters and the representatives of the underwriters are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $       per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                   additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      .

We also have agreed to reimburse the underwriter for reasonable out-of-pocket expenses in connection with this offering, including fees and disbursements of counsel up to $      .
In addition, we will agree to issue the underwriter warrants to purchase a number of shares of common stock equal to            % of the number of shares sold in this offering by us. The underwriter warrants will be exercisable upon issuance, will have an exercise price equal to            % of the initial public offering price and will terminate on the           anniversary of the effective date of the registration statement of which this prospectus is a part. The underwriter warrants and the underlying shares of common stock are deemed compensation by the Financial Industry Regulatory Authority, Inc., or FINRA, and will therefore be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriter warrants nor any of our shares issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriter warrants are being issued, subject to certain exceptions.
We intend to list our common stock on                   under the symbol “                 ”.
We, our executive officers, directors and the holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Roth Capital Partners, LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Roth Capital Partners, LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph to do not apply to:
•
the sale of shares of common stock to the underwriters;

•
transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Roth Capital Partners, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals through a directed share program, including our directors, employees and certain other individuals identified by management. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the shares reserved for the directed share program. The directed share program will be arranged through Roth Capital Partners, LLC.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no Shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of Roth Capital Partners, LLC for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Member State who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and Roth Capital Partners, LLC that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of Roth Capital Partners, LLC has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005,

as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law; or

(d)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Holland & Hart LLP, Denver, Colorado. Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for the underwriters by DLA Piper LLP (US).
EXPERTS
The financial statements of Cariloha, Inc., and its subsidiaries, as of December 31, 2019 and 2020 and for each of the years in the two-year period ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Tanner LLC, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.
We also maintain a website at www.cariloha.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Members of Cariloha, LLC
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Cariloha, LLC and subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2012.
/s/ Tanner LLC
Lehi, Utah
April 27, 2021

CARILOHA, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31,
	2020	2019
Assets
Current assets:
Cash	$853,823	$1,121,160
Accounts receivable, net	1,714,738	1,197,221
Inventories, net	13,365,030	14,099,260
Prepaid expenses and other current assets	1,112,449	922,768
Total current assets	17,046,040	17,340,409
Property and equipment, net	3,018,468	4,018,057
Right-of-use lease asset	6,418,320	9,727,452
Goodwill	1,037,184	1,068,023
Other assets	2,521,774	1,885,567
Total assets	$30,041,786	$34,039,508
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$3,366,444	$4,052,894
Related party accounts payable	243,423	675,244
Accrued expenses and other current liabilities	4,602,193	3,781,467
Current portion of operating lease liabilities	2,614,569	3,617,953
Current portion of long-term debt	888,751	1,428,712
Total current liabilities	11,715,380	13,556,270
Line of credit	1,381,570	694,002
Related-party long-term debt, net	3,934,481	3,934,481
Operating lease liability, net of current portion	3,974,592	6,273,948
Long-term debt, net of current portion	1,358,559	1,356,515
Total liabilities	22,364,582	25,815,216
Commitments and contingencies (see Notes 9, 10, 11, and 15)
Temporary equity (See Note 15)
Noncontrolling preferred member equity interests	775,000	775,000
Members’ equity:
Noncontrolling interests	—	(62,206)
Members’ equity	6,902,204	7,511,498
Total members’ equity	6,902,204	7,449,292
Total liabilities and members’ equity	$30,041,786	$34,039,508
See accompanying notes to consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31,
	2020	2019
Sales	$48,232,963	$68,497,851
Cost of sales	19,769,906	26,390,276
Gross profit	28,463,057	42,107,575
Selling, general and administrative	28,674,351	40,775,508
Income (loss) from operations	(211,294)	1,332,067
Other income (expense):
Interest expense	(365,020)	(504,569)
Other income (expense), net	90,770	(285,371)
Other expense, net	(274,250)	(789,940)
Net income (loss)	(485,544)	542,127
Net loss attributable to noncontrolling interests	—	(21,787)
Net income (loss) attributable to Cariloha, LLC and subsidiaries	(485,544)	563,914
Payments to noncontrolling preferred members	(123,750)	(123,750)
Net income (loss) attributable to unit holders	$(609,294)	$440,164
Earnings (loss) per unit, basic and diluted	$(60.93)	$44.02
Weighted average units outstanding, basic and diluted	10,000	10,000
See accompanying notes to consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
Consolidated Statements of Members’ Equity
Years Ended December 31, 2020 and 2019
	Noncontrolling Interest	Members’ Equity	Total
Balance, January 1, 2019	$—	$5,045,710	$5,045,710
Deemed contribution associated with an imputed debt discount due to an acquisition	—	525,624	525,624
Payments to noncontrolling preferred members	—	(123,750)	(123,750)
Transfer of accumulated noncontrolling equity interests due to an acquisition	(40,419)	—	(40,419)
Net income (loss)	(21,787)	563,914	542,127
Member contributions	—	1,500,000	1,500,000
Balance, December 31, 2019	(62,206)	7,511,498	7,449,292
Payments to noncontrolling preferred members	—	(123,750)	(123,750)
Deemed contribution from noncontrolling interests	62,206	—	62,206
Net loss	—	(485,544)	(485,544)
Balance, December 31, 2020	$—	$6,902,204	$6,902,204
See accompanying notes to consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$(485,544)	$542,127
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,224,888	1,380,598
Impairment of goodwill	30,839	268,268
Loss on disposal of property, plant & equipment	224,149	—
Amortization of debt discount	105,355	105,355
Change in operating assets and liabilities:
Accounts receivable	(517,517)	620,344
Inventories	734,230	406,189
Prepaid expenses and other assets	(825,888)	(326,742)
Accounts payable, accrued expenses and other liabilities	173,878	207,937
Right-of-use lease assets and current and non-current lease liabilities	6,392	37,127
Related-party accounts payable	(431,821)	675,244
Net cash provided by operating activities	238,961	3,916,447
Cash flows from investing activities:
Purchase of property and equipment	(449,448)	(975,655)
Net payments from acquisitions (see Note 2)	(103,962)	—
Net proceeds from acquisitions (see Note 2)	—	741,853
Net cash used in investing activities	(553,410)	(233,802)
Cash flows from financing activities:
Net (decrease) increase on line of credit	687,568	(3,904,310)
Proceeds from long-term debt	624,400	—
Payments on long-term debt	(1,203,312)	(1,269,328)
Payments to noncontrolling preferred members	(123,750)	(123,750)
Member contributions	62,206	1,500,000
Net cash (used in) provided by financing activities	47,112	(3,797,388)
Net change in cash	(267,337)	(114,743)
Cash at beginning of year	1,121,160	1,235,903
Cash at end of year	$853,823	$1,121,160
Supplemental disclosure of cash flow information:
Cash paid for interest	$338,822	$341,911
Supplemental disclosure of non-cash investing and financing information:
Purchase of property and equipment through issuance of long-term debt	$—	$629,596
Acquisitions (see Note 2)	—	4,229,016
Right-of-use assets obtained in exchange for lease liabilities	317,854	1,543,073
See accompanying notes to consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Organization and Summary of Significant Accounting Policies
Nature of Operations
Cariloha, LLC and its subsidiaries (Cariloha, or the Company) is an omni-channel direct to consumer business selling luxury bedding, apparel, accessories, and bath goods made from eco-friendly viscose-from-bamboo. As of December 31, 2020, there are 60 Cariloha showrooms through the Continental United States, Hawaii, the Caribbean, Mexico and Alaska. Of these, 34 are corporate owned and operated with 26 owned and operated by licensees. Additionally, the Company operates 24 Del Sol showrooms selling color-changing apparel and accessories.
Basis of Presentation and Principles of Consolidation
These consolidated financial statements have been presented in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”). The consolidated financials statements include the accounts of Cariloha, LLC and those entities that the Company has the ability to control through voting rights or means other than voting rights. For these entities, the Company records 100% of the revenues, expenses, cash flows, assets and liabilities in our consolidated financial statements. For entities that the Company controls but hold less than a 100% ownership interest, a non-controlling interest is recorded in the consolidated statement of operations to reflect the non-controlling interest’s share of the net income (loss), and a non-controlling interest is recorded in the consolidated balance sheets to reflect the non-controlling interest’s share of the net assets of the entity. During 2020 the deemed contribution of non-controlling interest was recorded to remove the remaining non-controlling interest from the consolidated balance sheet as the associated entity was closed. All significant intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include allowances for doubtful accounts, allowance for obsolete inventory, impairment of long-lived assets, and useful lives for long-lived assets.
Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed insured limits. As of December 31, 2020 and 2019, the Company had amounts of cash that exceeded insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.
In the normal course of business, the Company provides credit terms to its customers and generally requires no collateral. A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual sales.
Concentrations of accounts receivable were as follows as of December 31:
	2020	2019
Customer A	52%	13%
Customer B	10%	*
Customer C	*	20%
Customer D	*	11%
Customer E	*	10%

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1. Description of Organization and Summary of Significant Accounting Policies (Continued)

*
Does not meet the threshold

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company’s total cost of sales.
Concentrations of vendors were as follows as of December 31:
	2020	2019
Vendor A	25%	26%
Vendor B	20%	16%
Vendor C	*	19%
Vendor D	15%	13%

*
Does not meet the threshold

Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2020 and 2019 the Company had no cash equivalents.
Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received according to the payment terms. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories. Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable as of December 31, 2020 and 2019 was $60,000 and $17,041, respectively.
Inventories
Inventories include material, production costs, and applicable overhead, not in excess of estimated realizable value. Inventories are recorded at the lower of cost or market, with cost being determined on a first-in, first-out method. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve for such items.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:
Furniture and fixtures	5 – 7 years
Leasehold improvements	5 – 10 years
Office and computer equipment	5 years

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1. Description of Organization and Summary of Significant Accounting Policies (Continued)
Cloud Computing Arrangements
Costs incurred to implement cloud computing services arrangements are capitalized and recognized as other non-current assets. Implementation costs are subsequently amortized over the expected term of the related cloud service. The carrying value of cloud computing implementation costs are tested for impairment when an event or circumstance indicates that the asset might be impaired. Changes in cloud computing costs are classified within operating activities in the consolidated statement of cash flows.
Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statements of income for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s long-lived assets to be impaired as of December 31, 2020 and 2019.
Leased Property and Equipment
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.
Right-of-use assets represent the right to control the use of lease assets during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustment for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis over the lease term.
Variable lease payments, including contingent rental payments based on sales volume, are recognized when the achievement of the specific target is probable. A right-of-use asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
The Financial Accounting Standards Board (“FASB”) issued guidance in April 2020 related to accounting for lease concessions made in connection with the effects of COVID-19. In accordance with this guidance, the Company has elected to treat COVID-19 related lease concessions as variable lease payments. Lease concessions of $1,586,871 were recognized during the year ended December 31, 2020.
Fair Value of Financial Instruments
The Company records accounts receivable, accounts payable, and accrued liabilities at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.
Foreign Currency
The accounts for the subsidiaries in Mexico, Bahamas, Barbados and St. Lucia are adjusted to conform to accounting principles generally accepted in the United States of America for consolidation purposes. The functional currency for the Company’s foreign operations is the U.S. Dollar. The translation

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1. Description of Organization and Summary of Significant Accounting Policies (Continued)
of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates at year end and for revenue and expense accounts using a weighted average exchange rate during the year. The net result of such conversions is charged or credited to the consolidated statements of income. The net gain (loss) on currency exchange was $32,020 and ($106,356) for the years ended December 31, 2020 and 2019, respectively.
Accounting Pronouncements Recently Adopted
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.
The Company adopted the standard effective January 1, 2019. Other than the more detailed disclosures around revenue, the adoption of this standard did not have a material impact on the accompanying financial statements.
In February 2016, the FASB issued ASC 842, which required an entity to recognize lease liabilities and Right of Use (ROU) assets on the balance sheet and to disclose key information about an entity’s leasing arrangements. Subsequent to this, the FASB issued various amendments to ASC 842, which affected certain aspects of the previously issued guidance. One of the amendments included an additional transition option that allowed entities to apply the new standard on the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings. These updates were effective for public companies for annual periods beginning after December 15, 2018, including interim periods therein.
The Company adopted ASC 842 and all related amendments effective January 1, 2019 using the modified retrospective transition approach. The Company elected the package of practical expedients upon adoption, which permitted the Company to not reassess under the new standard the Company’s prior conclusions about lease identification, lease classification and initial direct costs. In addition, the Company elected not to separate lease and non-lease components for all real estate leases and did not elect the hindsight practical expedient. Lastly, the Company elected the short-term lease exception policy, permitting it to exclude the recognition requirements of this standard from leases with initial terms of 12 months or less.
The adoption of ASC 842 effective January 1, 2019 resulted in the recognition of operating lease ROU assets of $13,390,423 and operating lease liabilities of $13,517,746 in the Company’s consolidated balance sheet. In connection with the adoption, pre-existing liabilities for deferred rent totaling $127,322 were reclassified to the operating lease ROU assets. The Company’s financial position and operating results for reporting periods prior to January 1, 2019 have not been adjusted and continue to be presented in accordance with the accounting standard in effect at that time. The adoption of ASC 842 did not have a material impact on the Company’s consolidated results of operations or cash flows and had no impact on retained earnings.
Accounting Pronouncements Not Yet Adopted
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04), which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contracts, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU 2020-04 apply only to those transactions that

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1. Description of Organization and Summary of Significant Accounting Policies (Continued)
reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. This standard is currently effective and upon adoption may be applied prospectively to contract modifications made on or before December 31, 2022, when the reference rate replacement activity is expected to be completed. The interest rate on the Company’s term loan and line of credit is based on LIBOR. The Company plans to apply the amendments in this update to account for any contract modifications that result from changes in the reference rate used. The Company does not expect these amendments to have a material impact on its consolidated financial statements and related disclosures.
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (ASU No. 2019-12). The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the Company’s financial position and results of operations.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which was further updated and clarified by the FASB through issuance of additional related ASUs. This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historical information, current conditions, and reasonable and supportable forecasts. These updates are effective for public companies, excluding Smaller Reporting Companies (“SRC”), for annual periods beginning after December 15, 2019, including interim periods therein. The standard is effective for all other entities for annual periods beginning after December 15, 2022, including interim periods therein. The standard is effective for the Company’s interim and annual financial periods beginning January 1, 2023. This standard is to be applied utilizing a modified retrospective approach. The Company is currently evaluating the impact of this standard on its accounts receivable, cash and cash equivalents, and any other financial assets measured at amortized cost and does not expect that adoption will have a material impact on its consolidated financial statements or related disclosures.
Sales Tax
The Company accounts for sales tax on a net basis.
Revenue Recognition
The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied.
The Company recognizes revenue from the sale of products when the performance obligation is satisfied, which is typically upon shipment to the customer, so long as there is evidence a contract exists and the transaction price is known. Sales are reported net of discounts.
Certain contracts are billed in advance and are deferred until earned. Customer deposits for these billings are recorded as deferred revenue and are included with accrued expenses and other current liabilities.
Proceeds from the sale of a gift cards are initially deferred and recognized within unredeemed gift card liability on the consolidated balance sheets, and are recognized as revenue when tendered for payment. Based

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1. Description of Organization and Summary of Significant Accounting Policies (Continued)
on historical experience, and to the extent there is not requirement to remit unclaimed card balances to the government agencies, an estimate of the gift card balance that will never be redeemed is recognized as revenue in proportion to the gift cards which have been redeemed.
Product Returns and Exchanges
The Company provides its customers a contractual 30-day right of return. The Company estimates potential future product returns and exchanges which is recorded as a reduction of sales and as an accrued expense. The Company’s estimates are based on its analysis of historical returns and exchanges. Actual returns may vary from these estimates if the Company experiences a change in actual sales returns or exchange patterns due to unanticipated changes in products or competitive or economic conditions. The amount of accrued product returns and exchanges as of December 31, 2020 and 2019 was $300,000 and $450,000, respectively.
Shipping and Handling Costs
Shipping fees billed to customers are recorded as revenue, and shipping costs are recognized withing selling, general and administrative expenses in the same period the related revenue is recognized.
Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $5,079,228 and $8,334,119 for the years ended December 31, 2020 and 2019.
Basic and Diluted Earnings (Loss) Per Unit
Basic earnings (loss) per unit is computed by dividing net income (loss) less preferred member payments by the weighed average units outstanding during the period. Diluted earnings (loss) per unit includes the effect of potentially dilutive securities, there were no potentially dilutive securities during the periods ending December 31, 2020 and 2019.
Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company’s taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.A liability is recognized in the financial statements when it is more likely-than-not that a tax position will not be sustained upon examination by the tax authorities. The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction, certain state, and certain international jurisdictions. The Company has no federal, state, or international tax examinations in progress.
2. Acquisitions
On December 31, 2019, the Company acquired substantially all of the assets and assumed ownership rights of a retail location located in Costa Maya, Mexico.
The purchase consideration has been allocated based on an assessment of the fair market values of the acquired assets. The excess of the purchase price over the fair value of the assets gives rise to goodwill which reflects value resulting from the marketing advantages and operating efficiencies created by the business combination. The excess of the fair value of assets acquired over the purchase price gives rise to a gain on acquisition.

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Acquisitions (Continued)
The following table sets forth the consideration paid for the acquired assets and the amounts of the assets acquired recognized at the acquisition date (liabilities remained the obligation of the former owners and were not assumed by the Company):
Consideration:
Accounts payable	$103,962
Assets acquired:
Inventories	$103,962
There were no acquisition-related costs.
On September 30, 2019, the Company acquired substantially all of the assets and assumed ownership rights of a retail location located in Huntington Beach, California.
The purchase consideration has been allocated based on an assessment of the fair market values of the acquired assets. The excess of the purchase price over the fair value of the assets gives rise to goodwill which reflects value resulting from the marketing advantages and operating efficiencies created by the business combination.
The following table sets forth the consideration paid for the acquired assets and the amounts of the assets acquired recognized at the acquisition date (liabilities remained the obligation of the former owners and were not assumed by the Company):
Consideration:
Cash	$150,000
Note payable	360,000
$510,000
Assets acquired:
Property and equipment	$61,200
Inventories	45,044
Goodwill	398,820
Deposits	4,936
$510,000
There were no acquisition-related costs.
On January 1, 2019, the Company acquired 100% of the equity interests of the following entities from Del Sol, L.C. (Del Sol) a related party through common ownership.
•
Del Sol St. Thomas, LLC

•
Del Sol of Cozumel S.A. de C.V.

•
Islas De Mexico, S.C.P.

•
Caribbean Sun Group Barbados, Ltd.

•
Paradise Island St. Lucia, Ltd.

•
Paradise International St. Lucia, Ltd.

•
Del Sol Retail, LLC

•
Nassau Sun Retail, Ltd.

•
PW Lahaina, LLC

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Acquisitions (Continued)
•
Del Sol Poipu, LLC

•
Del Sol Honduras S.A. de C.V.

•
Aruba Color Change Retail VBA

•
Bonaire Color Change Retail B.V.

•
Del Sol Curacao B.V.

•
St. Maarten Color Change Retail N.V.

•
Indigo Holdings (Freeport), Ltd

The Company also acquired from Del Sol 51% of the equity interest in Del Sol Catalina, LLC.
The purchase consideration has been allocated based on an assessment of the net book values of the acquired assets and liabilities.
The following table sets forth the consideration paid for the net assets acquired and liabilities assumed:
Consideration:
Note payable, net of imputed debt discount of $525,624	$3,765,054
Current assets:
Inventories	$1,402,044
Cash	891,853
Other current assets	540,554
Non-current assets:
Property and equipment	1,335,123
Intangible assets	344,745
Deposits	419,542
Current liabilities:
Accounts payable and accrued expenses	(369,852)
Noncontrolling interests:
Member equity interests	40,419
Preferred member equity interests	(313,750)
Deemed contribution due to imputed debt discount	(525,624)
Net assets acquired and liabilities assumed:	$3,765,054
3. Inventories
Inventories consist of the following as of December 31:
	2020	2019
Design and distributor supplies	$641,236	$444,153
Finished goods	13,063,794	13,964,288
	13,705,030	14,408,441
Less reserve for obsolete inventories	(340,000)	(309,181)
	$13,365,030	$14,099,260

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4. Prepaid Expense and Other Current Assets
Prepaid expense and other current assets consists of the following as of December 31:
	2020	2019
Prepaid inventory & expenses	$510,534	$329,691
Prepaid rent	442,777	309,735
Rebates	83,978	176,241
Other Assets	75,160	107,101
	$1,112,449	$922,768
5. Property and Equipment
Property and equipment consists of the following as of December 31:
	2020	2019
Furniture and fixtures	$5,948,077	$6,218,148
Leasehold improvements	3,625,379	3,781,135
Office and computer equipment	939,307	917,306
	10,512,763	10,916,589
Less accumulated depreciation and amortization	(7,494,295)	(6,898,532)
	$3,018,468	$4,018,057
6. Other Non- Current Assets
Other non-current assets consists of the following as of December 31:
	2020	2019
Lease and other deposits	$969,212	$1,118,152
Prepaid taxes	803,707	767,415
Cloud computing arrangement implementation costs	706,584	—
Other	42,271	—
	$2,521,774	$1,885,567
7. Goodwill
Goodwill represents the excess of the aggregate of the consideration transferred over the net assets acquired and liabilities assumed. Goodwill is tested annually for impairment or more frequently when an event or circumstance indicates goodwill might be impaired.
	2020	2019
Goodwill	$1,037,184	$1,068,023
Goodwill impairment for the years ended December 31, 2020 and 2019 was $30,839 and $268,268, respectively and is recorded in other income (expense) on the consolidated statement of operations.

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following as of December 31:
	2020	2019
Accrued expenses	$3,509,953	$2,484,561
Sales tax payable	524,512	625,580
Sales returns allowance	300,000	450,000
Deferred revenue	221,340	131,973
Commission payable	46,388	89,353
	$4,602,193	$3,781,467
9. Line of Credit
The Company has a line of credit with a bank with a limit of $9,000,000 as of December 31, 2020. As of January 12, 2021 the limit was modified to $6,000,000. The outstanding balance on the line of credit was $1,381,570 and $694,002 as of December 31, 2020 and 2019, respectively. The line of credit matures on November 30, 2022. The line of credit is secured by substantially all of the Company’s assets and bears interest at the LIBOR rate plus 2.75% (2.97% as of December 31, 2020). The line of credit requires the Company to meet certain affirmative and negative covenants. As of December 31, 2020, management has determined the Company was not in compliance with all required covenants. The bank has issued the Company a waiver of the loan covenant violation as of December 31, 2020. As of March 31, 2021 the Company was in compliance with all required covenants.
10. Long-Term Debt
Long-term debt consists of the following as of December 31:
	2020	2019
Notes payable (PPP Loan) to financial institutions with an interest rate equal to 1%, due in monthly installments beginning November 2021 through August 2025.	$624,400	$—
Note payable to a financial institution with an interest rate equal to 4.45%, due in monthly installments of $18,715 through December 2022, secured by assets of the Company.	486,361	629,596
Note payable to a financial institution with an interest rate equal to 5.22%, due in monthly installments of $15,095 through February 2023, secured by assets of the Company.	412,587	527,638
Note payable with an interest rate equal to 0%, unsecured, due in monthly payments of $7,500 through 2024.	270,000	360,000
Note payable to a financial institution with an interest rate equal to 5.50%, due in monthly installments of $13,309 through December 2021, secured by assets of the Company.	200,474	308,616

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. Long-Term Debt (Continued)
	2020	2019
Note payable with an interest rate equal to 0%, unsecured, due in monthly payments of $5,000 through 2021 with a $100,000 balloon payment due May 2021.	125,000	185,000
Note payable to a financial institution with an interest rate equal to the LIBOR rate plus 3.25% (5.16% as of December 31, 2019), due in monthly installments through February 2021 , secured by substantially all assets of the Company.	124,811	721,840
Capital lease with a rate of 4.85% and maturing August 2021, secured by the lease property and equipment.	3,677	9,537
Note payable with an interest rate equal to 0%, unsecured, due in annual payments of $43,000 through 2020.	—	43,000
	2,247,310	2,785,227
Less current portion	(888,751)	(1,428,712)
	$1,358,559	$1,356,515
Aggregate maturities as of December 31, 2020 were as follows:
Years Ending December 31,
2021	$888,751
2022	643,692
2023	357,214
2024	125,076
2025	126,332
Thereafter	106,245
$2,247,310
On August 7, 2020 the Company received a loan in the amount of $624,400 under the Payroll Protection Program (PPP Loan). Management believes the Company acted in compliance with the program and will seek full forgiveness of the PPP Loan though no assurance can be provided that the Company will receive full forgiveness.
11. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.
Employee Agreements
The Company has entered into employment agreements with certain members of management. The terms of each agreement are different. However, one or all of these agreements include stipulated base salary, bonus potential, vacation benefits, severance, and non-competition agreements.
Operating Leases
The Company leases its corporate offices, distribution center, retail showrooms and certain equipment under non-cancelable operating leases with various expiration dates through 2025. The majority of the

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11. Commitments and Contingencies (Continued)
Company’s leases include renewal options at the sole discretion of the Company. In general, it is not reasonably certain that lease renewals will be exercised at lease commencement and therefore lease renewals are not included in the lease term.
The following table details the Company’s net lease expense. The variable lease expense below includes contingent rent payments and other non-fixed lease related costs including common area maintenance fees.
	Year Ended December 31,
	2020	2019
Operating lease expense	$2,036,526	$4,764,277
Variable lease expense	854,367	812,817
Short-term lease expense	52,811	59,409
Total lease costs	$2,943,704	$5,636,503
The table below reconciles undiscounted cash flows for each of the first five years and total remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2020.
Years Ending December 31:	Amount
2021	$2,895,164
2022	2,106,493
2023	1,249,819
2024	688,942
2025	197,126
Total lease payments	7,137,544
Less – lease payments representing interest	(548,383)
Present value of operating lease payments	$6,589,161
As of December 31, 2020, the weighted-average remaining term of operating leases was 3.22 years and the weighted-average discount rate was 5.50% for operating leases recognized on the consolidated balance sheet. Operating cash flows from operating leases were $6,392 and $37,127 for the years ending December 31, 2020 and 2019.
12. Segmented Information and Disaggregated Net Revenue
The following table disaggregates the Company’s net revenue by geographical area.
	Year Ended December 31,
Geographic Area	2020	2019
United States	$44,632,864	$54,871,899
Outside the United States	3,600,099	13,625,952
Revenues, net	$48,232,963	$68,497,851
The Company sells products through two channels: Direct-to-Consumer and Wholesale. The Direct-to-Consumer channel includes Company showrooms, the Company’s website and third-party ecommerce platforms. The Wholesale channel includes sales to traditional third-party retailers for their in store channel. The following table presents the Company’s revenue disaggregated by sales channel.

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12. Segmented Information and Disaggregated Net Revenue (Continued)
	Year Ended December 31,
Channel	2020	2019
Direct-to-Consumer
Ecommerce	$30,690,820	$21,751,502
Retail showroom	6,946,416	25,576,687
Retail showroom dropship	4,234,795	11,689,273
Total Direct-to-Consumer	$41,872,031	$59,017,462
Wholesale	6,360,932	9,480,389
Revenues, net	$48,232,963	$68,497,851
13. Related Party Transactions Not Otherwise Disclosed
The Company leases its corporate offices and distribution center from PW Companies on a month-to-month basis. Rent expense for the years ended December 31, 2020 and 2019 was $344,994 and $223,593, respectively.
PW Companies provides certain services to the Company. For the years ended December 31, 2020 and 2019, the value of related party billed services was $4,347,434 and $4,462,907, respectively. During 2020 PW Companies forgave $765,206 of the related party services billed, which has been recorded as other income on the consolidated statement of operations.
The Company has subsidiaries that purchases inventory from Del Sol, a related party entity through common ownership. Inventory purchased for the years ended December 31, 2020 and 2019 was $1,070,948 and $5,095,174, respectively. The Company had related party accounts payable of $243,423 and $675,244 as of December 31, 2020 and 2019, respectively.
As part of the acquisition of Del Sol-owned stores (see Note 2), the Company has an outstanding note payable to Del Sol, which had a balance of $3,934,481 and $3,934,481 as of December 31, 2020 and 2019 and is net of a debt discount of $315,202 and $420,557 as of December 31, 2020 and 2019 and accrued but unpaid interest of $0 and $64,360 as of December 31, 2020 and 2019, respectively. All principal and interest are due with a single balloon payment on December 31, 2023. The note is unsecured and bears an interest rate applicable to the applicable federal rate and has an imputed interest rate of 4.50%.
14. Members’ Equity
Cariloha was formed on August 30, 2010, as a limited liability company in the State of Utah. Under the terms of Cariloha’s Operating Agreement, the term of Cariloha expires on August 30, 2109. Cariloha’s only class of members is common class members. As of December 31, 2020, a total of 10,000 common class units were held by members of the Company. Common class members are allocated profits and losses in accordance with respective unit ownership percentages.
15. Noncontrolling Preferred Member Equity Interest
On June 4, 2013 the Company entered into an agreement with a third party and issued Preferred Class A member units of its subsidiary Cariloha Stores, LLC to the third party for $250,000. The Preferred Class A units are non-voting non-profit interests with a 15% cumulative guaranteed preferred dividend. In accordance with the agreement the Preferred Class A members have the option to assume full ownership of Cariloha Stores, LLC for the purchase price of $250,000 as of three years, four years, and five years from the effective date of the agreement. At the end of the five-year period the Preferred Class A members have the option to surrender their membership units in return for $250,000. In 2018, this agreement was amended, with the option period extended through June 30, 2022.

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15. Noncontrolling Preferred Member Equity Interest (Continued)
On December 24, 2015, Del Sol entered into an agreement with a third party and issued Preferred Class A member units of its subsidiary, Del Sol Poipu, LLC, to the third party for $200,000. The Preferred Class A units are non-voting non-profit interests with a 15% guaranteed preferred dividend. In accordance with the agreement the Preferred Class A members have the option to assume full ownership of Del Sol Poipu, LLC for the purchase price of $200,000 as of three years, four years, and five years from the effective date of the agreement. At the end of the five-year period the Preferred Class A members have the option to surrender their membership units in return for $200,000. Effective January 1, 2019, these preferred member equity units were transferred to the Company as the Company acquired 100% of the equity interests of Del Sol Poipu, LLC from Del Sol (Note 2). On March 22, 2021, the Preferred Class A members surrendered their membership units in return for $200,000.
On September 24, 2012, Del Sol entered into an agreement with a third party and issued Preferred Class A member units of its subsidiary PW Lahaina, LLC to the third party for $325,000. The Preferred Class A units are non-voting, non-profit interests with a 15% guaranteed preferred dividend. The preferred membership units are guaranteed by an officer of the Company. In accordance with the agreement the Preferred Class A members have the option to assume full ownership of PW Lahaina, LLC for the purchase price of $325,000 as of three years, four years, and five years from the effective date of the agreement, which has since been extended through December 31, 2022. At the end of the amended period, the Preferred Class A members have the option to surrender their membership units in return for $325,000.
On January 1, 2015, Del Sol amended the agreement in connection with the Company, transferring all of its Cariloha operations to the Company. Per the amendment, $211,250 of the preferred member equity interest was transferred to Cariloha Lahaina, LLC, a subsidiary of Cariloha, LLC, and the other $211,250 remained with Del Sol. All other aspects of the agreement remained unchanged.
Effective January 1, 2019, the remaining $113,750 of the preferred member equity interest were transferred to the Company as the Company acquired 100% of the equity interests of PW Lahaina, LLC from Del Sol (Note 2).
16. Subsequent Event
In February and March 2021, the Company received loans in the amount of $645,067 under the second round of the Payroll Protection Program (PPP Loan). Management believes the Company acted in compliance with the program and will seek full forgiveness of the PPP Loan though no assurance can be provided that the Company will receive full forgiveness.

CARILOHA, LLC AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
	September 30, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash	$1,057,442	$853,823
Accounts receivable, net	1,442,800	1,714,738
Inventories, net	16,172,815	13,365,030
Prepaid expenses and other current assets	1,250,788	1,112,449
Total current assets	19,923,845	17,046,040
Property and equipment, net	2,803,314	3,018,468
Right-of-use lease asset	6,827,169	6,418,320
Goodwill	1,037,184	1,037,184
Other assets	2,679,136	2,521,774
Total assets	$33,270,648	$30,041,786
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$2,655,744	$3,366,444
Related party accounts payable	643,266	243,423
Accrued expenses and other current liabilities	7,461,975	4,602,193
Current portion of operating lease liabilities	2,699,099	2,614,569
Current portion of long-term debt	718,275	888,751
Total current liabilities	14,178,359	11,715,380
Line of credit	2,350,184	1,381,570
Related-party long-term debt, net	4,061,669	3,934,481
Operating lease liability, net of current portion	4,355,218	3,974,592
Long-term debt, net of current portion	557,237	1,358,559
Total liabilities	25,502,667	22,364,582
Commitments and contingencies (see Notes 8, 9, 10, and 14)
Temporary equity (see Note 14)
Noncontrolling preferred member equity interests	575,000	775,000
Members’ equity:
Noncontrolling interests	—	—
Members’ equity	7,192,981	6,902,204
Total members’ equity	7,192,981	6,902,204
Total liabilities and members’ equity	$33,270,648	$30,041,786
See accompanying notes to the unaudited interim condensed consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Sales	$13,978,280	$11,036,862	$34,473,761	$34,060,861
Cost of sales	5,433,507	4,322,817	13,213,836	14,143,700
Gross profit	8,544,773	6,714,045	21,259,925	19,917,161
Selling, general and administrative	8,625,670	5,869,137	21,835,334	21,195,617
Income (loss) from operations	(80,897)	844,908	(575,409)	(1,278,456)
Other income (expense):
Interest expense	(88,291)	(72,536)	(245,076)	(284,742)
Other income (expense), net	612,713	(199,236)	1,189,076	(143,798)
Other income (expense), net	524,422	(271,772)	944,000	(428,540)
Net income (loss)	443,525	573,136	368,591	(1,706,996)
Payments to noncontrolling preferred members	(23,438)	(30,938)	(77,814)	(92,814)
Net income (loss) attributable to unit holders	$420,087	$542,198	$290,777	$(1,799,810)
Income (loss) per unit, basic and diluted	$42.01	$54.22	$29.08	$(179.98)
Weighted average units outstanding, basic and diluted	10,000	10,000	10,000	10,000
See accompanying notes to the unaudited interim condensed consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Members’ Equity
(Unaudited)

	Nine Months Ended September 30, 2021
	Noncontrolling Interest	Members’ Equity	Total
Balance, December 31, 2020	$—	$6,902,204	$6,902,204
Payments to noncontrolling preferred members	—	(30,938)	(30,938)
Net loss	—	(44,944)	(44,944)
Balance, March 31, 2021	—	6,826,322	6,826,322
Payments to noncontrolling preferred members	—	(23,438)	(23,438)
Net loss	—	(29,990)	(29,990)
Balance, June 30, 2021	—	6,772,894	6,772,894
Payments to noncontrolling preferred members	—	(23,438)	(23,438)
Net income	—	443,525	443,525
Balance, September 30, 2021	$—	$7,192,981	$7,192,981
	Nine Months Ended September 30, 2020
	Noncontrolling Interest	Members’ Equity	Total
Balance, December 31, 2019	$(62,206)	$7,511,498	$7,449,292
Payments to noncontrolling preferred members	—	(30,938)	(30,938)
Net loss	—	(1,926,565)	(1,926,565)
Balance, March 31, 2020	(62,206)	5,553,995	5,491,789
Payments to noncontrolling preferred members	—	(30,938)	(30,938)
Net loss	—	(353,567)	(353,567)
Balance, June 31, 2020	(62,206)	5,169,490	5,107,284
Payments to noncontrolling preferred members	—	(30,938)	(30,938)
Net income	—	573,136	573,136
Balance, September 30, 2020	$(62,206)	$5,711,688	$5,649,482
See accompanying notes to the unaudited interim condensed consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)
	Nine Months Ended
	September 30, 2021	September 30, 2020
Cash flows from operating activities:
Net income (loss)	$368,591	$(1,706,996)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	756,745	959,693
Gain on loan forgiveness	(1,199,099)	—
Amortization of debt discount	84,947	84,792
Loss on disposal of assets	15,212	—
Change in operating assets and liabilities:
Accounts receivable	271,938	(933,861)
Inventories	(2,807,785)	36,675
Prepaid expenses and other assets	(295,701)	(202,192)
Accounts payable, accrued expenses and other liabilities	2,491,323	(446,716)
Right-of-use lease assets and current and non-current lease liabilities	56,307	(59,995)
Related-party accounts payable	399,843	772,917
Net cash provided by (used in) operating activities	142,321	(1,495,683)
Cash flows from investing activities:
Purchase of property and equipment	(524,749)	(265,362)
Cash flows from financing activities:
Net increase on line of credit	968,614	2,028,194
Proceeds from long-term debt	645,067	624,400
Payments on long-term debt	(749,820)	(794,141)
Payments to noncontrolling preferred members	(77,814)	(92,814)
Purchase of noncontrolling preferred member equity interests	(200,000)	—
Net cash provided by financing activities	586,047	1,765,639
Net change in cash	203,619	4,594
Cash at beginning of period	853,823	1,121,160
Cash at end of period	$1,057,442	$1,125,754
Supplemental disclosure of cash flow information:
Cash paid for interest	$112,657	$126,665
Supplemental disclosure of non-cash investing and
financing information:
Purchase of property and equipment through issuance
of long-term debt	$32,054	$—
Reclassification of accrued expenses to long-term debt	300,000	—
See accompanying notes to the unaudited interim condensed consolidated financial statements.

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Description of Organization and Summary of Significant Accounting Policies
Nature of Operations
Cariloha, LLC and its subsidiaries (Cariloha, or the Company) is an omni-channel direct to consumer business selling luxury bedding, apparel, accessories, and bath goods made from eco-friendly viscose from bamboo. As of September 30, 2021 there are 62 Cariloha showrooms throughout the Continental U.S., Hawaii, the Caribbean, Mexico and Alaska. Of these, 39 are corporate owned and operated with 23 owned and operated by licensees. Additionally, the Company operates 25 Del Sol showrooms selling color-changing apparel and accessories.
Basis of Presentation and Principles of Consolidation
The unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and September 30, 2020 are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and, accordingly, does not include all the information and footnotes required by GAAP for complete financial statements. As such, these unaudited interim condensed consolidated financial statements should be read in conjunction with the 2020 audited consolidated financial statements and accompanying notes. These unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results of the three and nine months ended September 30, 2021 and 2020 are not necessarily indicative of the results to be expected for a full year or for any other interim period or other future year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include allowances for doubtful accounts, allowance for obsolete inventory, impairment of long-lived assets, and useful lives for long-lived assets.
Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed insured limits. As of September 30, 2021 and December 31, 2020, the Company had amounts of cash that exceeded insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.
Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of September 30, 2021 and December 31, 2020 the Company had no cash equivalents.
Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received according to the payment terms. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Description of Organization and Summary of Significant Accounting Policies (Continued)
schedules and histories. Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable as of September 30, 2021 and December 31, 2020 was $60,000 and $60,000, respectively.
Inventories
Inventories include material, production costs, and applicable overhead, not in excess of estimated realizable value. Inventories are recorded at the lower of cost or market, with cost being determined on a first-in, first-out method. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve for such items.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:
Furniture and fixtures	5 – 7 years
Leasehold improvements	5 – 10 years
Office and computer equipment	5 years
Cloud Computing Arrangements
Costs incurred to implement cloud computing services arrangements are capitalized and recognized as other non-current assets. Implementation costs are subsequently amortized over the expected term of the related cloud service. The carrying value of cloud computing implementation costs are tested for impairment when an event or circumstance indicates that the asset might be impaired. Changes in cloud computing costs are classified within operating activities in the condensed consolidated statement of cash flows.
Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the condensed consolidated statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s long-lived assets to be impaired as of September 30, 2021 and December 31, 2020.
Leased Property and Equipment
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.
Right-of-use assets represent the right to control the use of lease assets during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Description of Organization and Summary of Significant Accounting Policies (Continued)
adjustment for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis over the lease term.
Variable lease payments, including contingent rental payments based on sales volume, are recognized when the achievement of the specific target is probable. A right-of-use asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
Fair Value of Financial Instruments
The Company records accounts receivable, accounts payable, and accrued liabilities at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.
Accounting Pronouncements Recently Adopted
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.
The Company adopted the standard effective January 1, 2019. Other than the more detailed disclosures around revenue, the adoption of this standard did not have a material impact on the accompanying financial statements.
In February 2016, the FASB issued ASC 842, which required an entity to recognize lease liabilities and Right of Use (ROU) assets on the balance sheet and to disclose key information about an entity’s leasing arrangements. Subsequent to this, the FASB issued various amendments to ASC 842, which affected certain aspects of the previously issued guidance. One of the amendments included an additional transition option that allowed entities to apply the new standard on the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings. These updates were effective for public companies for annual periods beginning after December 15, 2018, including interim periods therein.
The Company adopted ASC 842 and all related amendments effective January 1, 2019 using the modified retrospective transition approach. The Company elected the package of practical expedients upon adoption, which permitted the Company to not reassess under the new standard the Company’s prior conclusions about lease identification, lease classification and initial direct costs. In addition, the Company elected not to separate lease and non-lease components for all real estate leases and did not elect the hindsight practical expedient. Lastly, the Company elected the short-term lease exception policy, permitting it to exclude the recognition requirements of this standard from leases with initial terms of 12 months or less.
The adoption of ASC 842 effective January 1, 2019 resulted in the recognition of operating lease ROU assets of $13,390,423 and operating lease liabilities of $13,517,746 in the Company’s condensed consolidated balance sheet. In connection with the adoption, pre-existing liabilities for deferred rent totaling $127,322 were reclassified to the operating lease ROU assets. The Company’s financial position and operating results for reporting periods prior to January 1, 2019 have not been adjusted and continue to be presented in

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Description of Organization and Summary of Significant Accounting Policies (Continued)
accordance with the accounting standard in effect at that time. The adoption of ASC 842 did not have a material impact on the Company’s condensed consolidated results of operations or cash flows and had no impact on retained earnings.
Accounting Pronouncements Not Yet Adopted
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04), which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contracts, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU 2020-04 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. This standard is currently effective and upon adoption may be applied prospectively to contract modifications made on or before December 31, 2022, when the reference rate replacement activity is expected to be completed. The interest rate on the Company’s term loan and line of credit is based on LIBOR. The Company plans to apply the amendments in this update to account for any contract modifications that result from changes in the reference rate used. The Company does not expect these amendments to have a material impact on its condensed consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses
(Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which was further updated and clarified by the FASB through issuance of additional related ASUs. This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historical information, current conditions, and reasonable and supportable forecasts. These updates are effective for public companies, excluding Smaller Reporting Companies (“SRC”), for annual periods beginning after December 15, 2019, including interim periods therein. The standard is effective for all other entities for annual periods beginning after December 15, 2022, including interim periods therein. The standard is effective for the Company’s interim and annual financial periods beginning January 1, 2023.
This standard is to be applied utilizing a modified retrospective approach. The Company is currently evaluating the impact of this standard on its accounts receivable, cash and cash equivalents, and any other financial assets measured at amortized cost and does not expect that adoption will have a material impact on its condensed consolidated financial statements or related disclosures.
Sales Tax
The Company accounts for sales tax on a net basis.
Revenue Recognition
The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied.
The Company recognizes revenue from the sale of products when the performance obligation is satisfied, which is typically upon shipment to the customer, so long as there is evidence a contract exists and the transaction price is known. Sales are reported net of discounts. Certain contracts are billed in advance and are deferred until earned. Customer deposits for these billings are recorded as deferred revenue and are included with accrued expenses and other current liabilities. Proceeds from the sale of gift cards are

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Description of Organization and Summary of Significant Accounting Policies (Continued)
initially deferred and recognized within unredeemed gift card liability on the condensed consolidated balance sheets, and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is not requirement to remit unclaimed card balances to the government agencies, an estimate of the gift card balance that will never be redeemed is recognized as revenue in proportion to the gift cards which have been redeemed.
The Company has a customer loyalty program that provides a traditional point and benefit system. Customers accumulate points based on their level of spending and other activities which can then be redeemed for goods. As our customers earn points a portion of the underlying sales revenue is deferred based on an estimated stand-alone selling price of the points. We include the deferred revenue in other current liabilities on the condensed consolidated balance sheets. We recognize revenue when the points are ultimately redeemed and reduce deferred revenue. We record breakage revenue of unused and unredeemed points based on expected customer redemption rates. Estimating future breakage rates requires judgement based on current and historical trends and actual breakage rates may vary from our estimates. Loyalty points earned through other activities are recorded in SG&A expenses.
Product Returns and Exchanges
The Company provides its customers a contractual 30-day right of return. The Company estimates potential future product returns and exchanges which is recorded as a reduction of sales and as an accrued expense. The Company’s estimates are based on its analysis of historical returns and exchanges. Actual returns may vary from these estimates if the Company experiences a change in actual sales returns or exchange patterns due to unanticipated changes in products or competitive or economic conditions. The amount of accrued product returns and exchanges as of September 30, 2021 and December 31, 2020 was $215,000 and $300,000, respectively.
Shipping and Handling Costs
Shipping fees billed to customers are recorded as revenue, and shipping costs are recognized withing selling, general and administrative expenses in the same period the related revenue is recognized.
Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $1,490,093 and $1,012,481 for the three months ended September 30, 2021 and 2020 and $3,564,133 and $3,659,063 for the nine months ended September 30, 2021 and 2020, respectively.
Basic and Diluted Earnings (Loss) Per Unit
Basic earnings (loss) per unit is computed by dividing net income (loss) less preferred member payments by the weighed average units outstanding during the period. Diluted earnings (loss) per unit includes the effect of potentially dilutive securities; there were no potentially dilutive securities during the periods reported.
Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company’s taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying condensed consolidated financial statements.
A liability is recognized in the financial statements when it is more likely-than-not that a tax position will not be sustained upon examination by the tax authorities. The Company has concluded that there are

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.   Description of Organization and Summary of Significant Accounting Policies (Continued)
no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction, certain state, and certain international jurisdictions. The Company has no federal, state, or international tax examinations in progress.
2.   Inventories
Inventories consist of the following as of September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
Design and distributor supplies	$470,893	$641,236
Finished goods	16,041,922	13,063,794
	16,512,815	13,705,030
Less reserve for obsolete inventories	(340,000)	(340,000)
	$16,172,815	$13,365,030
3.   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following as of September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
Prepaid inventory & expenses	$775,780	$510,534
Prepaid rent	363,925	442,777
Rebates	67,803	83,978
Other assets	43,280	75,160
	$1,250,788	$1,112,449
4.   Property and Equipment
Property and equipment consists of the following as of September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
Furniture and fixtures	$6,137,636	$5,948,077
Leasehold improvements	3,895,414	3,625,379
Office and computer equipment	983,156	939,307
	11,016,206	10,512,763
Less accumulated depreciation and amortization	(8,212,892)	(7,494,295)
	$2,803,314	$3,018,468

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
5.   Other Non- Current Assets
Other non-current assets consists of the following as of September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
Lease and other deposits	$1,162,451	$969,212
Prepaid taxes	757,721	803,707
Cloud computing arrangement implementation costs	694,808	706,584
Other	64,156	42,271
	$2,679,136	$2,521,774
6.   Goodwill
Goodwill represents the excess of the aggregate of the consideration transferred over the net assets acquired and liabilities assumed. Goodwill is tested annually for impairment or more frequently when an event or circumstance indicates goodwill might be impaired.
	September 30, 2021	December 31, 2020
Goodwill	$1,037,184	$1,037,184
7.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following as of September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
Accrued expenses	$6,045,148	$3,509,953
Deferred revenue	733,803	221,340
Sales tax payable	424,685	524,512
Sales returns allowance	215,000	300,000
Commission payable	43,339	46,388
	$7,461,975	$4,602,193
8.   Line of Credit
The Company has a line of credit with a bank with a limit of $9,000,000 as of December 31, 2020. As of January 12, 2021 the limit was modified to $6,000,000. The outstanding balance on the line of credit was $2,350,184 and $1,381,570 as of September 30, 2021 and December 31, 2020, respectively. The line of credit matures on November 30, 2022. The line of credit is secured by substantially all of the Company’s assets and bears interest at the LIBOR rate plus 2.75% (3.75% as of September 30, 2021). The line of credit requires the Company to meet certain affirmative and negative covenants. As of September 30, 2021 and December 31, 2020, management has determined the Company was not in compliance with all required covenants. The bank has issued the Company a waiver of the loan covenant violation as of September 30, 2021 and December 31, 2020.
Long-term debt consists of the following as of September 30, 2021 and December 31, 2020:

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
9.   Long-Term Debt
	September 30, 2021	December 31, 2020
Note payable to a financial institution with an interest rate equal to 4.45%, due in monthly installments of $18,715 through December 2022, secured by assets of the Company.	$331,873	$486,361
Note payable to a financial institution with an interest rate equal to 5.22%, due in monthly installments of $15,095 through February 2023, secured by assets of the Company.	292,156	412,587
Note payable with an interest rate equal to 10%, unsecured, due in monthly payments of $13,843 through June 2023.	265,685	—
Note payable with an interest rate equal to 0%, unsecured, due in monthly payments of $7,500 through 2024.	202,500	270,000
Note payable to a financial institution with an interest rate equal to 5.50%, due in monthly installments of $13,309 through December 2021, secured by assets of the Company.	84,145	200,474
Notes payable (PPP Loan 2) to financial institutions with an interest rate equal to 1%, due in monthly installments beginning May 2022 through April 2027.	40,130	—
Financing leases with a rate of 4.85% and maturing September 2026, secured by the leased property and equipment.	31,176	3,677
Notes payable (PPP Loan) to financial institutions with an interest rate equal to 1%, due in monthly installments of $600 beginning May 2021 through August 2025.	27,847	624,400
Note payable with an interest rate equal to 0%, unsecured, due in monthly payments of $5,000 through 2021 with a $100,000 balloon payment paid July 2021.	—	125,000
Note payable to a financial institution with an interest rate equal to the LIBOR rate plus 3.25% (5.16% as of December 31, 2020), due in monthly installments through February 2021, secured by substantially all assets of the Company.	—	124,811
	1,275,512	2,247,310
Less current portion	(718,275)	(888,751)
	$557,237	$1,358,559
Aggregate maturities as of September 30, 2021 were as follows:
Years Ending December 31,
2021 (3 months)	$194,916
2022	688,828
2023	335,213
2024	21,792
2025	20,062
Thereafter	14,701
$1,275,512

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
9.   Long-Term Debt (Continued)
In January 2021 the Company applied for and received forgiveness of $594,162 of the PPP Loan 1. The forgiveness is recorded in other income (expenses) for the nine months ended September 30, 2021.
In February and March 2021, the Company received PPP Loan 2 notes payable in the amount of $645,067. In July 2021 the Company applied for and received forgiveness of $604,937 of the PPP Loan 2. The forgiveness is recorded in other income (expense) for the three and nine months ended September 30, 2021. In October 2021 the Company applied for and received forgiveness of $17,300 of the PPP Loan 2.
10.   Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.
Operating Leases
The Company leases its corporate offices, distribution center, retail showrooms and certain equipment under non-cancelable operating leases with various expiration dates through 2027. The majority of the Company’s leases include renewal options at the sole discretion of the Company. In general, it is not reasonably certain that lease renewals will be exercised at lease commencement and therefore lease renewals are not included in the lease term.
The following table details the Company’s net lease expense. The variable lease expense below includes contingent rent payments and other non-fixed lease related costs including common area maintenance fees.
	Three Months Ended September 30,
	2021	2020
Operating lease expense	$720,371	$121,528
Variable lease expense	292,265	208,808
Short-term lease expense	14,529	16,134
Total lease costs	$1,027,165	$346,470
	Nine Months Ended September 30,
	2021	2020
Operating lease expense	$1,691,428	$1,549,259
Variable lease expense	776,974	768,042
Short-term lease expense	46,667	31,127
Total lease costs	$2,515,069	$2,348,428

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
10.   Commitments and Contingencies (Continued)
The table below reconciles undiscounted cash flows for each of the first five years and total remaining years to the operating lease liabilities recorded on the condensed consolidated balance sheet as of September 30, 2021.
Years Ending December 31:	Amount
For the three months remaining 2021	$748,926
2022	2,735,748
2023	1,984,319
2024	1,225,571
2025	666,731
2026	318,376
Total lease payments	7,679,671
Less – lease payments representing interest	(625,354)
Present value of operating lease payments	$7,054,317
As of September 30, 2021, the weighted-average remaining term of operating leases was 3.48 years and the weighted-average discount rate was 4.5% for operating leases recognized on the condensed consolidated balance sheet. Operating cash flows provided by (used in) operating leases were $56,307 and ($59,955) for the nine months ending September 30, 2021 and 2020, respectively.
11.   Segmented Information and Disaggregated Net Revenue
The following table disaggregates the Company’s net revenue by geographical area.
Geographic Area	Three Months Ended September 30,
	2021	2020
United States	$13,205,479	$10,999,515
Outside the United States	772,801	37,347
Revenues, net	$13,978,280	$11,036,862
Geographic Area	Nine Months Ended September 30,
	2021	2020
United States	$33,311,600	$30,588,708
Outside the United States	1,162,161	3,472,153
Revenues, net	$34,473,761	$34,060,861
The Company sells products through two channels: Direct-to-Consumer and Wholesale. The Direct-to-Consumer channel includes Company showrooms, the Company’s website and third-party ecommerce

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
11.   Segmented Information and Disaggregated Net Revenue (Continued)
platforms. The Wholesale channel includes sales to traditional third-party retailers for their in store channel. The following table presents the Company’s revenue disaggregated by sales channel.
Channel	Three Months Ended September 30,
	2021	2020
Direct-to-Consumer
Ecommerce	$7,030,419	$7,853,730
Retail showroom	3,248,176	859,640
Retail showroom dropship	1,556,846	288,706
Total Direct-to-Consumer	11,835,441	9,002,076
Wholesale	2,142,839	2,034,786
Revenues, net	$13,978,280	$11,036,862
	Nine Months Ended September 30,
	2021	2020
Direct-to-Consumer
Ecommerce	$18,934,215	$19,996,721
Retail showroom	6,533,386	6,049,259
Retail showroom dropship	3,089,066	3,733,676
Total Direct-to-Consumer	28,556,667	29,779,656
Wholesale	5,917,094	4,281,205
Revenues, net	$34,473,761	$34,060,861
12.   Related Party Transactions Not Otherwise Disclosed
The Company leases its corporate offices and distribution center from PW Companies, the majority member of the Company, on a month-to-month basis. Rent expense for the nine months ended September 30, 2021 and 2020 was $373,330 and $345,650, respectively. Rent expense for the three months ended September 30, 2021 and 2020 was $123,883 and $117,812, respectively.
PW Companies provides certain services to the Company. For the nine months ended September 30, 2021 and 2020, the value of related party billed services was $0 and $2,752,250, respectively. For the three months ended September 30, 2021 and 2020, the value of related party billed services was $0 and $885,947. Beginning in 2021 these services are directly incurred and are no longer billed from PW Companies.
The Company has subsidiaries that purchases inventory from Del Sol, a related party entity through common ownership. Inventory purchased for the nine months ended September 30, 2021 and 2020 was $655,321 and $1,048,873, respectively. Inventory purchased for the three months ended September 30, 2021 and 2020 was $398,442 and $98,773, respectively. The Company had related party accounts payable of $643,266 and $243,423 as of September 30, 2021 and December 31, 2020, respectively. The Company provided certain services to Del Sol, LC, for the nine months ended September 30, 2021 and 2020, the value of related party billed services was $264,913 and $0, respectively. For the three months ended September 30, 2021 and 2020 related party billed services was $90,094 and $0, respectively.
The Company has an outstanding note payable to Del Sol, which had a balance of $4,061,669 and $3,934,481 as of September 30, 2021 and December 30, 2020 and is net of a debt discount of $230,720 and $315,202 as of September 30, 2021 and December 31, 2020 and accrued but unpaid interest of $126,722 and $0 as of September 30, 2021 and December 31, 2020, respectively. All principal and interest are due with a

CARILOHA, LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
12.   Related Party Transactions Not Otherwise Disclosed (Continued)
single balloon payment on December 31, 2023. The note is unsecured and bears an interest rate applicable to the applicable federal rate and has an imputed interest rate of 4.50%.
13.   Members’ Equity
Cariloha was formed on August 30, 2010, as a limited liability company in the State of Utah. Under the terms of Cariloha, LLC’s Operating Agreement, the term of Cariloha, LLC expires on August 30, 2109. Cariloha, LLC’s only class of members is common class members. As of September 30, 2021 and December 31, 2020, a total of 10,000 common class units were held by members of the Cariloha, LLC. Common class members are allocated profits and losses in accordance with respective unit ownership percentages.
14.   Noncontrolling Preferred Member Equity Interest
On June 4, 2013 the Company entered into an agreement with a third party and issued Preferred Class A member units of its subsidiary Cariloha Stores, LLC to the third party for $250,000. The Preferred Class A units are non-voting non-profit interests with a 15% cumulative guaranteed preferred dividend. In accordance with the agreement the Preferred Class A members have the option to assume full ownership of Cariloha Stores, LLC for the purchase price of $250,000 as of three years, four years, and five years from the effective date of the agreement. At the end of the five-year period the Preferred Class A members have the option to surrender their membership units in return for $250,000. In 2018, this agreement was amended, with the option period extended through June 30, 2022.
On December 24, 2015, Del Sol entered into an agreement with a third party and issued Preferred Class A member units of its subsidiary, Del Sol Poipu, LLC, to the third party for $200,000. The Preferred Class A units are non-voting non-profit interests with a 15% guaranteed preferred dividend. In accordance with the agreement the Preferred Class A members have the option to assume full ownership of Del Sol Poipu, LLC for the purchase price of $200,000 as of three years, four years, and five years from the effective date of the agreement. At the end of the five-year period the Preferred Class A members have the option to surrender their membership units in return for $200,000. Effective January 1, 2019, these preferred member equity units were transferred to the Company as the Company acquired 100% of the equity interests of Del Sol Poipu, LLC from Del Sol. On March 22, 2021, the Preferred Class A members surrendered their membership units in return for $200,000.
On September 24, 2012, Del Sol entered into an agreement with a third party and issued Preferred Class A member units of its subsidiary PW Lahaina, LLC to the third party for $325,000. The Preferred Class A units are non-voting, non-profit interests with a 15% guaranteed preferred dividend. The preferred membership units are guaranteed by an officer of the Company. In accordance with the agreement the Preferred Class A members have the option to assume full ownership of PW Lahaina, LLC for the purchase price of $325,000 as of three years, four years, and five years from the effective date of the agreement, which has since been extended through December 31, 2022. At the end of the amended period, the Preferred Class A members have the option to surrender their membership units in return for $325,000.
On January 1, 2015, Del Sol amended the agreement in connection with the Company, transferring all of its Cariloha operations to the Company. Per the amendment, $211,250 of the preferred member equity interest was transferred to Cariloha Lahaina, LLC, a subsidiary of Cariloha, LLC, and the other $211,250 remained with Del Sol. All other aspects of the agreement remained unchanged.
Effective January 1, 2019, the remaining $113,750 of the preferred member equity interest were transferred to the Company as the Company acquired 100% of the equity interests of PW Lahaina, LLC from Del Sol.
15.   Subsequent Events
On October 31, 2021, the Company acquired substantially all of the assets and assumed ownership rights of a retail location located in Panama City Beach, Florida.

CARILOHA, INC.

Roth Capital Partners

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.    Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Cariloha, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.
Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*
Item 14.    Indemnification of directors and officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We expect to adopt an Amended and Restated Certificate of Incorporation, or Charter, which will become effective upon the consummation of this offering, and which will provide that none of our directors shall be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of this offering, our Charter and our Bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Charter and Bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
We have entered into indemnification agreements with each of our directors. Prior to the consummation of this offering, we entered into separate indemnification agreements with each of our executive officers. Each indemnification agreement provides, or will provide, among other things, for indemnification to the fullest extent permitted by law and our Charter and Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Charter and Bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.
Item 15.    Recent sales of unregistered securities.
In June 2019, Pedersen Worldwide, LLC, which constitutes a related party to the Company, entered into a number of convertible promissory notes in favor of ten accredited investors. In March 2021, the Company entered into a Conversion Agreement and related agreements with Pedersen Worldwide, LLC and the holders of the convertible promissory notes to facilitate the conversion of such promissory notes into membership units of the Company representing membership units previously held by Pedersen Worldwide, LLC. The Company did not receive any proceeds from the conversion of such promissory notes.
In May 2021, the Company entered into a Redemption Agreement with PW Companies, LLC, which constitutes a related party to the Company, to facilitate the sale of membership units of the Company by PW Companies, LLC to one accredited investor. The Company did not receive any proceeds from such sale.
The offers, sales and issuances of the securities described above were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through business or other relationships, to information about us. No underwriters were involved in these transactions.
Item 16.    Exhibits and financial statements.
(a)
Exhibits

The exhibit index attached hereto is incorporated herein by reference.
(b)
Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17.    Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS
Exhibit No.
1.1*	Form of Underwriting Agreement
3.1*	Form of Certificate of Incorporation of Cariloha, Inc., to be in effect upon the consummation of this offering
3.2*	Form of Bylaws of Cariloha, Inc., to be in effect upon the consummation of this offering
4.1*	Form of Common Stock Certificate of Cariloha, Inc.
5.1*	Opinion of Holland & Hart LLP with respect to the legality of the common stock registered hereby
10.1*	Vendor Agreement, effective as of July 1, 2020, by and between Cariloha, Inc. (as successor-in-
interest to Cariloha, LLC and Gatyln Enterprises Inc.
10.2*	Vendor Agreement, effective as of July 1, 2020, by and between Cariloha, Inc. (as successor-in-
interest to Cariloha, LLC and South Bay International, Inc.
10.3*	Vendor Agreement, effective as of July 1, 2020, by and between Cariloha, Inc. (as successor-in-
interest to Cariloha, LLC and Zorluteks Teksil Ticaret ve Sanayi A.S.
10.4*#	Cariloha, Inc. 2022 Incentive Award Plan and related form agreements thereunder
10.5*#	Form of Change of Control Agreement between Cariloha, Inc. and its officers
10.6*#	Form of Indemnification Agreement between Cariloha, Inc. and its directors and officers
10.7*	Form of Registration Rights Agreement between Cariloha, Inc. and certain stockholders
21.1*	List of Subsidiaries of Cariloha, Inc.
23.1*	Consent of Holland & Hart LLP (contained in its opinion filed herewith as Exhibit 5.1)
23.2*	Consent of Tanner LLC, independent registered public accounting firm.
24.1*	Powers of Attorney (included on the signature pages of this Registration Statement).

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Cariloha, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sandy, Utah, on this             day of                  , 20  .
Cariloha, Inc.
By:

Jefferson G. Pedersen
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeff Pedersen and Brent Rowser, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.
Signature	Title	Date
Jefferson G. Pedersen	Chief Executive Officer and Director (Principal Executive Officer)
Brent L. Rowser	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)
Director
Director
Director
Director
Director